Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information for the Three-Month Period Ended September 30, 2015 Report on Review of Interim Financial Information
2.	3Q15 Earnings release
3.	Board of Directors Minutes
4.	Material Fact Disclosure Policy And Securities Trading Policy

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated

Interim Financial Information

for the Nine-Month Period

Ended September 30, 2015

Report on Review of Interim

Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Interim Financial Information

for the Nine-Month Period Ended September 30, 2015

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

São Paulo—SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended September 30, 2015, which comprises the balance sheet as of September 30, 2015 and the related statements of income and comprehensive income for the three and nine-month periods then ended and changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1)—Interim Financial Information and international standard IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board—IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the interim financial information referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”) for the nine—month period ended September 30, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards—IFRSs, which do not require the presentation of the DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 4, 2015

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of September 30, 2015 and December 31, 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Current assets
Cash and cash equivalents	4	62,725	119,227	2,217,921	2,827,369
Financial investments	4	10,261	67,864	1,464,313	1,441,813
Trade receivables, net	5	—	—	3,086,085	2,604,101
Inventories, net	6	—	—	2,495,131	1,925,002
Recoverable taxes, net	7	41,896	30,713	759,084	593,462
Dividends receivable		90,059	448,233	—	—
Other receivables		2,447	15,881	70,466	43,342
Prepaid expenses, net	10	123	39	75,283	67,268

Total current assets		207,511	681,957	10,168,283	9,502,357
Non-current assets
Financial investments	4	—	—	400,187	130,940
Trade receivables, net	5	—	—	142,303	143,806
Related parties	8.a	750,000	806,456	490	10,858
Deferred income and social contribution taxes	9.a	15,742	1,479	556,736	462,573
Recoverable taxes, net	7	8,184	23,122	49,661	75,404
Escrow deposits	23	148	148	737,750	696,835
Other receivables		—	—	8,551	5,832
Prepaid expenses, net	10	—	—	132,454	131,228

		774,074	831,205	2,028,132	1,657,476
Investments
In subsidiaries	11.a	7,653,683	7,099,524	—	—
In joint-ventures	11.a;11.b	39,922	24,076	83,961	54,508
In associates	11.c	—	—	21,101	13,143
Other		—	—	2,814	2,814
Property, plant, and equipment, net	12	—	—	5,314,045	5,091,971
Intangible assets, net	13	246,163	246,163	3,241,727	3,158,113

		7,939,768	7,369,763	8,663,648	8,320,549
Total non-current assets		8,713,842	8,200,968	10,691,780	9,978,025

Total assets		8,921,353	8,882,925	20,860,063	19,480,382

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of September 30, 2015 and December 31, 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Current liabilities
Loans	14	—	—	2,098,397	2,554,730
Debentures	14.g	4,257	874,312	68,670	884,900
Finance leases	14.i	—	—	2,379	2,734
Trade payables	15	43	536	948,421	1,279,502
Salaries and related charges	16	194	158	388,719	294,579
Taxes payable	17	825	110	184,942	138,835
Dividends payable	20.g	16,213	213,301	19,199	218,375
Income and social contribution taxes payable		—	—	67,422	134,399
Post-employment benefits	24.b	—	—	8,963	11,419
Provision for asset retirement obligation	18	—	—	5,140	4,598
Provision for tax, civil, and labor risks	23.a	—	—	55,501	64,169
Other payables		12,126	236	75,726	80,392
Deferred revenue	19	—	—	23,319	23,450

Total current liabilities		33,658	1,088,653	3,946,798	5,692,082
Non-current liabilities
Loans	14	—	—	5,328,860	3,489,586
Debentures	14.g	799,475	—	2,198,676	1,398,952
Finance leases	14.i	—	—	44,066	44,310
Related parties	8.a	1,381	—	4,372	4,372
Subscription warrants – indemnification	3.a	133,402	92,072	133,402	92,072
Deferred income and social contribution taxes	9.a	—	—	291,079	152,847
Provision for tax, civil, and labor risks	23.a	4,216	4,201	660,687	623,272
Post-employment benefits	24.b	—	—	120,810	108,372
Provision for asset retirement obligation	18	—	—	68,246	66,204
Other payables		—	—	76,038	74,009
Deferred revenue	19	—	—	8,843	7,709

Total non-current liabilities		938,474	96,273	8,935,079	6,061,705
Shareholders’ equity
Share capital	20.a	3,838,686	3,838,686	3,838,686	3,838,686
Capital reserve	20.c	546,607	547,462	546,607	547,462
Revaluation reserve	20.d	5,653	5,848	5,653	5,848
Profit reserves	20.e	3,169,704	3,169,704	3,169,704	3,169,704
Treasury shares	20.b	(394,880)	(103,018)	(394,880)	(103,018)
Additional dividends to the minimum mandatory dividends	20.g	—	188,976	—	188,976
Retained earnings		572,559	—	572,559	—
Valuation adjustments	2.c;2.o; 20.f	45,177	7,149	45,177	7,149
Cumulative translation adjustments	2.c;2.r;20.f	165,715	43,192	165,715	43,192

Shareholders’ equity attributable to:
Shareholders of the Company		7,949,221	7,697,999	7,949,221	7,697,999
Non-controlling interests in subsidiaries		—	—	28,965	28,596

Total shareholders’ equity		7,949,221	7,697,999	7,978,186	7,726,595

Total liabilities and shareholders’ equity		8,921,353	8,882,925	20,860,063	19,480,382

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the nine-month period ended September 30, 2015 and 2014

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	01/01/2015 to 09/30/2015	01/01/2014 to 09/30/2014	01/01/2015 to 09/30/2015	01/01/2014 to 09/30/2014
Net revenue from sales and services	25	—	—	55,075,167	49,914,027
Cost of products and services sold	26	—	—	(50,299,900)	(45,972,139)

Gross profit		—	—	4,775,267	3,941,888
Operating income (expenses)
Selling and marketing	26	—	—	(1,834,548)	(1,584,329)
General and administrative	26	(11)	(29,582)	(935,399)	(833,521)
Gain on disposal of property, plant and equipment and intangibles	28		—	29,231	15,194
Other operating income, net	27	29,784	10,173	15,664	62,448

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		29,773	(19,409)	2,050,215	1,601,680
Financial income	29	135,677	95,481	309,467	263,996
Financial expenses	29	(125,792)	(67,226)	(851,012)	(584,739)
Share of profit (loss) of subsidiaries, joint ventures and associates	11	983,250	866,650	(5,232)	(10,820)

Income before income and social contribution taxes		1,022,908	875,496	1,503,438	1,270,117

Income and social contribution taxes
Current	9.b	(27,856)	(2,476)	(495,147)	(436,932)
Deferred	9.b	14,264	(851)	(51,069)	(1,163)
Tax incentives	9.b;9.c		—	59,002	47,441

		(13,592)	(3,327)	(487,214)	(390,654)
Net income for the period		1,009,316	872,169	1,016,224	879,463

Net income for the period attributable to:
Shareholders of the Company		1,009,316	872,169	1,009,316	872,169
Non-controlling interests in subsidiaries		—	—	6,908	7,294
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	30	1.8536	1.5996	1.8536	1.5996
Diluted	30	1.8388	1.5874	1.8388	1.5874

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the three-month period ended September 30, 2015 and 2014

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	07/01/2015 to 09/30/2015	07/01/2014 to 09/30/2014	07/01/2015 to 09/30/2015	07/01/2014 to 09/30/2014
Net revenue from sales and services	25	—	—	19,160,848	17,299,930
Cost of products and services sold	26	—	—	(17,510,348)	(15,929,882)

Gross profit		—	—	1,650,500	1,370,048
Operating income (expenses)
Selling and marketing	26	—	—	(636,721)	(556,706)
General and administrative	26	(2)	(2,470)	(337,814)	(268,861)
Gain on disposal of property, plant and equipment and intangibles	28	—	—	4,600	8,502
Other operating income, net	27	—	2,420	15,408	20,880

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		(2)	(50)	695,973	573,863
Financial income	29	51,698	35,580	106,307	92,742
Financial expenses	29	(36,418)	(22,828)	(339,442)	(200,142)
Share of profit (loss) of subsidiaries, joint ventures and associates	11	285,881	317,694	(5,760)	(5,185)

Income before income and social contribution taxes		301,159	330,396	457,078	461,278

Income and social contribution taxes
Current	9.b	(6,626)	(2,476)	(110,354)	(130,324)
Deferred	9.b	1,351	(1,739)	(69,863)	(16,662)
Tax incentives	9.b;9.c	—	—	21,680	14,486

		(5,275)	(4,215)	(158,537)	(132,500)
Net income for the period		295,884	326,181	298,541	328,778

Net income for the period attributable to:
Shareholders of the Company		295,884	326,181	295,884	326,181
Non-controlling interests in subsidiaries		—	—	2,657	2,597
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	30	0.5450	0.5971	0.5450	0.5971
Diluted	30	0.5406	0.5922	0.5406	0.5922

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the nine-month period ended September 30, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2015 to 09/30/2015	01/01/2014 to 09/30/2014	01/01/2015 to 09/30/2015	01/01/2014 to 09/30/2014
Net income for the period attributable to shareholders of the Company		1,009,316	872,169	1,009,316	872,169
Net income for the period attributable to non-controlling interests in subsidiaries		—	—	6,908	7,294

Net income for the period		1,009,316	872,169	1,016,224	879,463

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of available for sale financial instruments	2.c;20.f	38,028	10	38,028	10
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c; 2.r; 20.f	122,523	(18,351)	122,523	(18,351)

Total comprehensive income for the period		1,169,867	853,828	1,176,775	861,122

Total comprehensive income for the period attributable to shareholders of the Company		1,169,867	853,828	1,169,867	853,828
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	6,908	7,294

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended September 30, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	07/01/2015 to 09/30/2015	07/01/2014 to 09/30/2014	07/01/2015 to 09/30/2015	07/01/2014 to 09/30/2014
Net income for the period attributable to shareholders of the Company		295,884	326,181	295,884	326,181
Net income for the period attributable to non-controlling interests in subsidiaries		—	—	2,657	2,597

Net income for the period		295,884	326,181	298,541	328,778

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of available for sale financial instruments	2.c;20.f	24,806	27	24,806	27
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c; 2.r; 20.f	70,867	(32,207)	70,867	(32,207)

Total comprehensive income for the period		391,557	294,001	394,214	296,598

Total comprehensive income for the period attributable to shareholders of the Company		391,557	294,001	391,557	294,001
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	2,657	2,597

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the nine-month period ended September 30, 2015 and 2014

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	—	(114,885)	161,584	6,519,961	26,925	6,546,886
Net income for the period		—	—	—	—	—	—	—	—	872,169	—	—	872,169	7,294	879,463
Other comprehensive income:
Fair value adjustments of financial instruments	2.c; 20.f	—	—	—	—	—	—	10	—	—	—	—	10	—	10
Currency translation of foreign subsidiaries	2.c, 2.r; 20.f	—	—	—	—	—	—	—	(18,351)	—	—	—	(18,351)	—	(18,351)

Total comprehensive income for the period		—	—	—	—	—	—	10	(18,351)	872,169	—	—	853,828	7,294	861,122
Increase in share capital	3.a; 20.a	141,913	—	—	—	—	—	—	—	—	—	—	141,913	—	141,913
Capital surplus on subscription of shares	3.a; 20.c	—	498,812	—	—	—	—	—	—	—	—	—	498,812	—	498,812
Share issue costs	3.a; 20.c	—	(2,260)	—	—	—	—	—	—	—	—	—	(2,260)	—	(2,260)
Sale of treasury shares		—	9,289	—	—	—	—	—	—	—	3,364		12,653	—	12,653
Realization of revaluation reserve of subsidiaries	20.d	—	—	(194)	—	—	—	—	—	194	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	—	—	—	—	—	—	—	—	(31)	—	—	(31)	—	(31)
Interim dividends	20.g	—	—	—	—	—	—	—	—	(389,554)	—	—	(389,554)	—	(389,554)
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(113)	(113)
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(129)	(129)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(5,159)	(5,159)
Approval of additional dividends by the Shareholders’ Meeting	20.g	—	—	—	—	—	—	—	—	—	—	(161,584)	(161,584)	—	(161,584)

Balance as of September 30, 2014		3,838,686	526,087	5,913	335,099	1,038,467	1,333,066	5,438	19,725	482,778	(111,521)	—	7,473,738	28,818	7,502,556

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the nine-month period ended September 30, 2015 and 2014

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2014		3,838,686	547,462	5,848	397,177	1,439,461	1,333,066	7,149	43,192	—	(103,018)	188,976	7,697,999	28,596	7,726,595
Net income for the period		—	—	—	—	—	—	—	—	1,009,316	—	—	1,009,316	6,908	1,016,224
Other comprehensive income:
Fair value adjustments of financial instruments	2.c; 20.f	—	—	—	—	—	—	38,028	—	—	—	—	38,028	—	38,028
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 20.f	—	—	—	—	—	—	—	122,523	—	—	—	122,523	—	122,523

Total comprehensive income for the period		—	—	—	—	—	—	38,028	122,523	1,009,316	—	—	1,169,867	6,908	1,176,775
Acquisition of own shares to held in treasury	20.b	—	(855)	—	—	—	—	—	—	—	(291,862)	—	(292,717)	—	(292,717)
Realization of revaluation reserve of subsidiaries	20.d	—	—	(195)	—	—	—	—	—	195	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	—	—	—	—	—	—	—	—	(110)	—	—	(110)	—	(110)
Interim dividends	20.g	—	—	—	—	—	—	—	—	(436,842)	—	—	(436,842)	—	(436,842)
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(6,530)	(6,530)
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(9)	(9)
Approval of additional dividends by the Shareholders’ Meeting	20.g	—	—	—	—	—	—	—	—	—	—	(188,976)	(188,976)	—	(188,976)

Balance as of September 30, 2015		3,838,686	546,607	5,653	397,177	1,439,461	1,333,066	45,177	165,715	572,559	(394,880)	—	7,949,221	28,965	7,978,186

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the nine-month period ended September 30, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Cash flows from operating activities
Net income for the period		1,009,316	872,169	1,016,224	879,463
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	11	(983,250)	(866,650)	5,232	10,820
Depreciation and amortization	12;13	—	—	731,447	651,466
PIS and COFINS credits on depreciation	12;13	—	—	9,167	9,436
Asset retirement obligation	18	—	—	(3,429)	(3,080)
Interest, monetary, and foreign exchange rate variations		125,266	69,514	1,274,412	655,589
Deferred income and social contribution taxes	9.b	(14,264)	851	51,069	1,163
Gain on disposal of property, plant and equipment and intangibles	28	—	—	(29,231)	(15,194)
Others			—	3,393	2,952
Dividends received from subsidiaries and joint-ventures		931,860	1,068,334	6,127	2,039
(Increase) decrease in current assets
Trade receivables	5	—	—	(481,984)	(150,860)
Inventories	6	—	—	(568,129)	(194,502)
Recoverable taxes	7	(11,183)	3,707	(165,622)	(72,590)
Other receivables		13,434	55	(27,124)	(30,031)
Prepaid expenses	10	(84)	1,845	(8,015)	11,628
Increase (decrease) in current liabilities
Trade payables	15	(493)	(1,124)	(331,081)	(110,571)
Salaries and related charges	16	36	17	94,140	(26,538)
Taxes payable	17	715	(18)	46,107	21,967
Income and social contribution taxes		—	—	301,455	303,445
Provision for tax, civil, and labor risks	23.a	—	—	(8,668)	964
Other payables		11,890	(28)	(8,094)	(53,020)
Deferred revenue	19	—	—	(131)	(2,586)
(Increase) decrease in non-current assets
Trade receivables	5	—	—	1,503	(13,209)
Recoverable taxes	7	14,938	(18,710)	25,743	(43,830)
Escrow deposits		—	—	(40,915)	(67,760)
Other receivables		—	—	(2,719)	(1,509)
Prepaid expenses	10	—	—	(1,226)	8,009
Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	—	—	9,975	11,455
Provision for tax, civil, and labor risks	23.a	15	13	37,415	13,334
Other payables		—	—	2,029	(5,451)
Deferred revenue	19	—	—	1,134	(312)
Income and social contribution taxes paid		—	(559)	(368,432)	(320,519)

Net cash provided by operating activities		1,098,196	1,129,416	1,571,772	1,472,168

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the nine-month period ended September 30, 2015 and 2014

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Cash flows from investing activities
Financial investments, net of redemptions		57,603	(68,706)	(20,065)	(72,674)
Cash and cash equivalents – Extrafama acquisition	3.a	—	—	—	9,123
Acquisition of property, plant, and equipment	12	—	—	(486,267)	(466,912)
Acquisition of intangible assets	13	—	—	(422,555)	(338,891)
Capital increase in subsidiaries	11.a		(236,100)	—	—
Capital increase in joint ventures	11.b	—	—	(31,000)	(19,000)
Proceeds from disposal of property, plant and equipment and intangibles	28	—	—	67,564	58,343

Net cash provided by (used in) investing activities		57,603	(304,806)	(892,323)	(830,011)

Cash flows from financing activities
Loans and debentures
Borrowings	14	799,042	—	2,121,856	1,591,867
Repayments	14	(800,000)	—	(1,640,089)	(700,231)
Interest paid	14	(153,557)	(75,489)	(682,162)	(511,242)
Payment of financial lease	14.i	—	—	(3,985)	(4,141)
Dividends paid		(822,906)	(775,943)	(831,461)	(782,877)
Acquisition of non-controlling interests of subsidiaries		—	—	(9)	—
Acquisition of own shares to held in treasury	20.b	(292,717)	—	(292,717)	—
Sale of treasury shares		—	12,653	—	—
Share issue costs	20.c	—	(2,260)	—	(2,260)
Related parties		57,837	22,194	—	—

Net cash used in financing activities		(1,212,301)	(818,845)	(1,328,567)	(408,884)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	39,670	(23,553)

Increase (decrease) in cash and cash equivalents		(56,502)	5,765	(609,448)	209,720

Cash and cash equivalents at the beginning of the period	4	119,227	110,278	2,827,369	2,276,069
Cash and cash equivalents at the end of the period	4	62,725	116,043	2,217,921	2,485,789
Additional information—transactions that do not affect cash and cash equivalents:
Extrafarma acquisition – capital increase and subscription warrants	3.a	—	749,289	—	749,289
Extrafarma acquisition – gross debt assumed on the closing date	3.a	—	—	—	207,911

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the nine-month period ended September 30, 2015 and 2014

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	09/30/2015%		09/30/2014%		09/30/2015%		09/30/2014%
Revenue
Gross revenue from sales and services, except rents and royalties	25	—		—		56,705,818		51,254,554
Rebates, discounts, and returns	25	—		—		(256,692)		(227,636)
Allowance for doubtful accounts—Reversal (allowance)		—		—		(18,840)		(14,056)
Gain on disposal of property, plant and equipment and intangibles and other revenues		29,784		—		59,015		15,194

		29,784		—		56,489,301		51,028,056
Materials purchased from third parties
Raw materials used		—		—		(3,066,672)		(2,806,815)
Cost of goods, products, and services sold		—		—		(47,190,103)		(42,981,969)
Third-party materials, energy, services, and others		(13,710)		(25,799)		(1,569,400)		(1,355,645)
Reversal of impairment losses		18,167		10,180		(3,736)		(4,351)

		4,457		(15,619)		(51,829,911)		(47,148,780)
Gross value added		34,241		(15,619)		4,659,390		3,879,276

Deductions
Depreciation and amortization	12;13	—		—		(731,447)		(651,466)
PIS and COFINS credits on depreciation	12;13	—		—		(9,167)		(9,440)

		—		—		(740,614)		(660,906)
Net value added by the Company		34,241		(15,619)		3,918,776		3,218,370

Value added received in transfer
Share of profit of subsidiaries, joint-ventures, and associates	11	983,250		866,650		(5,232)		(10,820)
Dividends and interest on equity at cost		3		—		3		—
Rents and royalties	25	—		—		83,436		72,022
Financial income	29	135,677		95,481		309,467		263,996

		1,118,930		962,131		387,674		325,198
Total value added available for distribution		1,153,171		946,512		4,306,450		3,543,568

Distribution of value added
Labor and benefits		3,768	—	3,180		1,228,394	29	1,025,816	29
Taxes, fees, and contributions		13,817	1	1,319		1,116,373	26	959,241	27
Financial expenses and rents		126,270	11	69,844	7	945,459	22	679,048	19
Dividends paid		436,842	38	389,554	41	443,372	10	394,826	11
Retained earnings		572,474	50	482,615	52	572,852	13	484,637	14

Value added distributed		1,153,171	100	946,512	100	4,306,450	100	3,543,568	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”), and, as from January 31, 2014, trading of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) – see Note 3.a).

2. Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The Company’s individual and consolidated interim financial information were prepared in accordance with the International Accounting Standards (“IAS”) 34 as issued by the International Accounting Standards Board (“IASB”), and in accordance with CPC 21 (R1)—Interim Financial Reporting issued by the Accounting Pronouncements Committee (“CPC”) and presented in accordance with standards established by the Brazilian Securities and Exchange Commission (“CVM”).

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in the individual and consolidated interim financial information.

a. Recognition of Income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts, and other deductions, if applicable.

Revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. Revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. Revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. The revenue provided from storage services is recognized through the performance of services. Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

b. Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

c. Financial Assets

In accordance with IAS 32, IAS 39, and International Financial Reporting Standards (“IFRS”) 7 (CPC 38, 39 and 40 (R1)), the financial assets of the Company and its subsidiaries are classified in accordance with the following categories:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in cumulative other comprehensive income in the shareholders’ equity portion of the balance sheet. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: derivative financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss in the same line of the income statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

•	Hedge accounting—hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d. Trade Receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 22—Customer Credit Risk).

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f. Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company.

A subsidiary is an investment in which the investor is exposed to, entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 11).

An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but without exercise control.

A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

g. Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h. Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method based on the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

i. Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lower level that goodwill is monitored by the Company for impairment testing purposes.

•	Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•	Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized other intangible assets that have an indefinite useful life, except for goodwill, the “am/pm” brand and “Extrafarma” brand.

j. Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k. Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.j). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

l. Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the reporting period. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m. Provision for Asset Retirement Obligation – Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index—IPCA until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

n. Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o. Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in other comprehensive income and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

p. Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

q. Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r. Basis for Translation of Interim Financial Information of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the statement of shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments, net of the exchange rate effect of hedge of net investments, as of September 30, 2015 was a gain of R$ 165,715 (gain of R$ 43,192 as of December 31, 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico

Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico

Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico

Oxiteno USA LLC	U.S. Dollar	United States

Oxiteno Andina, C.A.	Bolivar	Venezuela

Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its sales, purchases of goods, and financing activities are performed substantially in this currency.

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

On February 10, 2015, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 33 altering the Venezuelan foreign exchange markets and regulating the legal types recognized of exchange rates:

a) Oficial: Bolivar (“VEF”) is traded at an exchange rate of 6.30 VEF/US$. This rate is applied to importation of essential goods (medicines and food) channeled through CENCOEX—Centro Nacional de Comercio Exterior en Venezuela;

b) SICAD—Sistema Complementario de Administración de Divisas: Bolivar is traded at exchange rate of 13.50VEF/US$, last quotation of September 1, 2015. As the Foreign Exchange Regulation No. 25, only some transactions are allowed, for example, imports of goods, payment of dividends, among other operations.

c) SICAD-II—this foreign exchange market was eliminated with Foreign Exchange Regulation No. 33. The last quotation was 52.1013 VEF/US$; and

d) SIMADI—Sistema Marginal de Divisas: Bolivar is traded at variable exchange rate of approximately 199 VEF/US$ on September 30, 2015. This rate is applied to through of the bank market, retail market and securities market.

For the consolidation of the Oxiteno Andina in the Company, the amounts in Bolivar have been translated to the U.S. dollar at the exchange rate of SICAD and subsequently translated into Brazilian Reais using the official exchange rate published by the Central Bank of Brazil. In management’s judgment, the use of SICAD is the most suitable for conversion, since the exchange rate is the most likely rate for the payment of dividends and return of capital.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income for the nine-month period ended September 30, 2015 amounted to R$ 7,349 (R$ 716 gain for the nine-month period ended September 30, 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

s. Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.k, 4, 14 and 22), the determination of the allowance for doubtful accounts (Notes 2.d, 5 and 22), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred income taxes amounts (Notes 2.l and 9), the determination of control in subsidiaries (Notes 2.f, 2.r, 3 and 11.a), the determination of joint control in joint venture (Notes 2.f, 11.a and 11.b), the determination of significant influence in associates (Notes 2.f and 11.c), the useful lives of property, plant, and equipment (Notes 2.g and 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.i and 13), provisions for assets retirement obligations (Notes 2.m and 18), provisions for tax, civil, and labor risks (Notes 2.n and 23 items a,b,c,d), estimates for the preparation of actuarial reports (Notes 2.o and 24.b) and the determination of fair value of subscription warrants – indemnification (Notes 3.a and 22). The actual result of the transactions and information may differ from their estimates.

t. Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units -“CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the periods presented (see Note 13.i).

u. Adjustment to Present Value

Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant, and equipment (CIAP). Because recovery of these credits occurs over a 48 month period, the present value adjustment reflects, in the interim financial information, the time value of the ICMS credits to be recovered. The balance of these adjustment to present value totaled R$ 140 as of September 30, 2015 (R$ 279 as of December 31, 2014).

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities, and did not identify the need to recognize other present value adjustments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

v. Business Combination

A business combination is accounted for under the acquisition method. The cost of the acquisition is measured by the consideration transferred and to be transferred, measured at fair value at the acquisition date. In the business combination, the assets acquired and liabilities assumed are valued in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired is measured at fair value or based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s business segment. When the consideration transferred and to be transferred is lower than the fair value of net assets acquired, the gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

w. Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for IFRS, which does not require the presentation of DVA.

x. Cash Flow

The Company and its subsidiaries prepared its individual and consolidated cash flow statements, in accordance with IAS 7 (CPC 03)—Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities.

y. Adoption of the Pronouncements Issued by CPC and IFRS

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of September 30, 2015:

	Effective date
• IFRS 9: Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	2018
• IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	2017	(*)

(*)	On September 11, 2015, the effective date of IFRS 15 was changed to January 1, 2018.

CPC has not yet issued pronouncements equivalent to IFRS 9 and IFRS 15, but is expected to do so before the date they become effective. The adoption of IFRS pronouncements is subject to prior approval by the CVM. The Company is assessing the potential effects of these standards.

z. Authorization for Issuance of the Interim Financial Information

These interim financial information were authorized for issue by the Board of Directors on November 4, 2015.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

3. Principles of Consolidation and Investments in Subsidiaries

The consolidated interim financial information were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts, and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share
			09/30/2015		12/31/2014
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Conveniência Ipiranga Norte Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Isa-Sul Administração e Participações Ltda	Brazil	Ipiranga	99	1	99	1
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Barrington S.L.	Spain	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai Trading LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a) Business Combination – Acquisition of Extrafarma

On January 31, 2014 Extrafarma became a wholly-owned subsidiary of Ultrapar and the former shareholders of Extrafarma became long-term shareholders of Ultrapar (see Note 8.b). As a result, 7 subscription warrants – indemnification were issued that, if exercised, would lead to the issuance of 3,205,622 shares in 2020. The subscription warrants – indemnification are adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period previous to January 31, 2014. The subscription warrants – indemnification fair value are measured based on the share price of Ultrapar (UGPA3) and are reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. On the reporting date, the subscription warrants – indemnification were represented by 2,187,512 shares and totaled R$ 133,402 (as of December 31, 2014 they were represented by 2,002,773 shares and totaled R$ 92,072).

Additionally, the Company had a receivable from former shareholders in the amount of R$ 12,222 as of December 31, 2014 due to the adjustment of working capital and net debt, recognized in “Other receivables” in current assets. On June 22, 2015 the agreement on the final adjustment of working capital and net debt was formalized between the parties in the amount of R$ 26,006. The Company recognized the amount of R$ 13,784 in the second quarter of 2015 in “other operating income” (see Note 27) as a result of the difference between the final working capital and net debt adjustment and the amount recognized on December 31, 2014. The amount of R$ 26,006 was received by the Company in the third quarter of 2015.

4. Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 4,082,421 as of September 30, 2015 (R$ 4,400,122 as of December 31, 2014) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Cash and bank deposits
In local currency	105	96	58,535	47,426
In foreign currency	—	—	129,905	85,870
Financial investments considered cash equivalents
In local currency
Fixed-income securities	62,620	119,131	2,013,782	2,690,638
In foreign currency
Fixed-income securities	—	—	15,699	3,435

Total cash and cash equivalents	62,725	119,227	2,217,921	2,827,369

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Financial investments
In local currency
Fixed-income securities and funds	10,261	67,864	643,357	902,683
In foreign currency
Fixed-income securities and funds	—	—	842,255	505,574
Currency and interest rate hedging instruments (a)	—	—	378,888	164,496

Total financial investments	10,261	67,864	1,864,500	1,572,753

Current	10,261	67,864	1,464,313	1,441,813

Non-current	—	—	400,187	130,940

(a)	Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

5. Trade Receivables (Consolidated)

The composition of trade receivables is as follows:

	09/30/2015	12/31/2014
Domestic customers	2,840,911	2,424,756
Reseller financing—Ipiranga	318,715	310,062
Foreign customers	268,523	191,533
(-) Allowance for doubtful accounts	(199,761)	(178,444)

Total	3,228,388	2,747,907

Current	3,086,085	2,604,101

Non-current	142,303	143,806

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

09/30/2015	3,428,149	3,005,412	95,893	25,291	14,810	29,747	256,996
12/31/2014	2,926,351	2,515,782	128,778	25,479	12,457	23,542	220,313

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2014	178,444
Additions	30,564
Write-offs	(9,247)

Balance as of September 30, 2015	199,761

For further information about allowance for doubtful accounts see Note 22 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

6. Inventories (Consolidated)

The composition of inventories is as follows:

	09/30/2015			12/31/2014
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Finished goods	396,284	(6,521)	389,763	345,255	(7,849)	337,406
Work in process	3,814	—	3,814	986	—	986
Raw materials	282,554	(676)	281,878	193,726	(2,661)	191,065
Liquefied petroleum gas (LPG)	40,667	(5,761)	34,906	41,616	(5,761)	35,855
Fuels, lubricants, and greases	1,327,175	(853)	1,326,322	907,466	(619)	906,847
Consumable materials and other items for resale	89,721	(2,578)	87,143	81,662	(3,594)	78,068
Pharmaceutical, hygiene, and beauty products	261,980	(28,171)	233,809	272,864	(25,841)	247,023
Advances to suppliers	112,430	—	112,430	103,124	—	103,124
Properties for resale	25,066	—	25,066	24,628	—	24,628

	2,539,691	(44,560)	2,495,131	1,971,327	(46,325)	1,925,002

Movements in the provision for losses are as follows:

Balance as of December 31, 2014	46,325
Reversals to realizable value adjustment	(1,344)
Reversals of obsolescence and other losses	(421)

Balance as of September 30, 2015	44,560

The breakdown of provisions for losses related to inventories is shown in the table below:

	09/30/2015	12/31/2014
Realizable value adjustment	10,790	12,134
Obsolescence and other losses	33,770	34,191

Total	44,560	46,325

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

7. Recoverable Taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ, and CSLL.

	Parent		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
IRPJ and CSLL	50,080	53,835	247,661	182,602
ICMS	—	—	326,696	296,747
Provision for ICMS losses (1)	—	—	(66,372)	(67,657)
PIS and COFINS	—	—	242,156	207,694
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	—	—	48,222	40,035
Excise tax—IPI	—	—	4,226	4,157
Other	—	—	6,156	5,288

Total	50,080	53,835	808,745	668,866

Current	41,896	30,713	759,084	593,462

Non-current	8,184	23,122	49,661	75,404

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance as of December 31, 2014	67,657
Additions, net	1,585
Write-offs	(2,870)

Balance as of September 30, 2015	66,372

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

8. Related Parties

a. Related Parties

•	Parent Company

	Assets Debentures (1)	Liabilities Loans	Financial income
Ipiranga Produtos de Petróleo S.A.	750,000	1,287	108,061
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	94	—

Total as of September 30, 2015	750,000	1,381	108,061

	Assets
	Trade receivables (2)	Debentures (1)	Total	Financial income
Companhia Ultragaz S.A.	14,685	—	14,685	—
Terminal Químico de Aratu S.A.—Tequimar	2,026	—	2,026	—
Oxiteno S.A. Indústria e Comércio	2,532	—	2,532	—
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	3,545	—	3,545	—
Ipiranga Produtos de Petróleo S.A.	7,090	776,578	783,668	88,537

Total as of December 31, 2014	29,878	776,578	806,456

Total as of September 30, 2014				88,537

(1)	In March 2009, Ipiranga made its first private offering in a single series of 108 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI.
(2)	Refers to the Deferred Stock Plan (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,636
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	5,238	1,681
Refinaria de Petróleo Riograndense S.A.	—	—	—	1,744
Others	490	1,326	—	2

Total as of September 30, 2015	490	4,372	5,238	5,063

	Loans			Commercial transactions
	Assets		Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	10,368	(2)	—	—	1,061
Química da Bahia Indústria e Comércio S.A.	—		3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—		—	10,499	1,494
Others	490		1,326	—	—

Total as of December 31, 2014	10,858		4,372	10,499	2,555

(1)	Included in “trade receivables” and “trade payables,” respectively.
(2)	On January 28, 2015, the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) capitalized this Advance for Future Capital Increase – “AFAC” (see Note 11.c).

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	5	12,484
Refinaria de Petróleo Riograndense S.A.	—	466,963
ConectCar Soluções de Mobilidade Eletrônica S.A.	7,006	—

Total as of September 30, 2015	7,011	479,447

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	5	9,728
Refinaria de Petróleo Riograndense S.A.	—	18,093
ConectCar Soluções de Mobilidade Eletrônica S.A.	6,077	—

Total as of September 30, 2014	6,082	27,821

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b. Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer is entitled to additional long term variable compensation relating to the Company’s shares’ performance between 2013 and 2018, reflecting the target of more than doubling the share value of the Company in 5 years. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 24.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	09/30/2015	09/30/2014
Short-term compensation	28,403	21,352
Stock compensation	4,704	4,061
Post-employment benefits	2,144	1,285
Long-term compensation	1,701	1,232

Total	36,952	27,930

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and ten years from the grant date.

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
December 9, 2014	590,000	2019 to 2021	50.64	41,210	(5,833)	35,377
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(1,613)	4,386
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(3,924)	7,530
November 7, 2012	320,000	2017 to 2019	42.90	19,098	(9,543)	9,555
December 14, 2011	120,000	2016 to 2018	31.85	5,272	(3,432)	1,840
November 10, 2010	260,000	2015 to 2017	26.78	9,602	(8,018)	1,584
December 16, 2009	166,656	2014 to 2016	20.75	7,155	(6,691)	464
October 8, 2008	192,008	2013 to 2015	9.99	8,090	(8,090)	—
November 9, 2006	207,200	2016	11.62	3,322	(2,962)	360
December 14, 2005	93,600	2015	8.21	1,060	(1,042)	18

	2,182,864			112,262	(51,148)	61,114

For the nine-month period ended September 30, 2015, the amortization in the amount of R$ 12,761 (R$ 8,855 for the nine-month period ended September 30, 2014) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance as of December 31, 2014	2,212,864
Cancellation of shares due to termination of executive employment	(30,000)

Balance as of September 30, 2015	2,182,864

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9. Income and Social Contribution Taxes

a. Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	53,707	55,527
Provisions for tax, civil, and labor risks	20	15	138,135	128,365
Provision for post-employment benefit	—	—	44,123	40,729
Provision for differences between cash and accrual basis	—	—	1,257	457
Goodwill	—	—	37,684	48,162
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	71,825	68,458
Provision for asset retirement obligation	—	—	21,956	21,116
Other provisions	15,722	1,464	128,485	59,802
Tax losses and negative basis for social contribution carryforwards (d)	—	—	59,564	39,957

Total	15,742	1,479	556,736	462,573

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	—	—	2,920	3,009
Lease	—	—	4,556	4,948
Provision for differences between cash and accrual basis	—	—	209,630	77,266
Provision for goodwill/negative goodwill	—	—	16,408	11,183
Business combination – fair value of assets	—	—	47,342	49,181
Temporary differences of foreign subsidiaries	—	—	8,043	5,097
Other provisions	—	—	2,180	2,163

Total	—	—	291,079	152,847

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	09/30/2015	09/30/2014
Initial balance	309,726	274,633
Deferred IRPJ and CSLL recognized in income of the period	(51,069)	(1,163)
Initial balance of Extrafarma (January 31, 2014)	—	41,384
Others	7,000	(933)

Final balance	265,657	313,921

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 year	—	172,449
From 1 to 2 years	3,041	95,471
From 2 to 3 years	3,020	47,927
From 3 to 5 years	6,040	76,213
From 5 to 7 years	3,269	112,843
From 7 to 10 years	372	51,832

	15,742	556,736

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Income before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	39,658	8,846	1,508,670	1,280,937
Statutory tax rates — %	34	34	34	34

Income and social contribution taxes at the statutory tax rates	(13,484)	(3,008)	(512,948)	(435,519)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(127)	(340)	(48,581)	(23,346)
Nontaxable revenues (ii)	—	—	2,803	1,948
Adjustment to estimated income (iii)	—	—	9,798	10,733
Other adjustments	19	21	2,712	8,089

Income and social contribution taxes before tax incentives	(13,592)	(3,327)	(546,216)	(438,095)

Tax incentives — SUDENE	—	—	59,002	47,441

Income and social contribution taxes in the income statement	(13,592)	(3,327)	(487,214)	(390,654)

Current	(27,856)	(2,476)	(495,147)	(436,932)
Deferred	14,264	(851)	(51,069)	(1,163)
Tax incentives — SUDENE	—	—	59,002	47,441
Effective IRPJ and CSLL rates — %	34.3	37.6	32.3	30.5

(i)	Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;
(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive — %	Expiration
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016
Bahiana Distribuidora de Gás Ltda.	Caucaia base (1)	75	2012
	Mataripe base (1)	75	2013
	Aracaju base	75	2017
	Suape base	75	2018
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021

On December 30, 2014, Terminal Químico de Aratu S.A. — Tequimar (“Tequimar”) filed a request at SUDENE requiring the income tax reduction incentive, due to the implementation of the Itaqui Terminal in São Luis — Maranhão.

(1) In the second semester of 2015, the subsidiary will request the extension of the recognition of tax incentive for another 10 years, due to the production increase in the Caucaia base.

(2) The subsidiary requested the extension of the recognition of tax incentive for another 10 years, due to modernization in the Mataripe base.

d. Income and Social Contribution Taxes Carryforwards

As of September 30, 2015, the Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$ 191,614 (R$ 126,624 as of December 31, 2014) and negative basis of CSLL of R$ 129,560 (R$ 92,232 as of December 31, 2014), whose compensations are limited to 30% of taxable income, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 59,564 as of September 30, 2015 (R$ 39,957 as of December 31, 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10. Prepaid Expenses (Consolidated)

	09/30/2015	12/31/2014
Rents	112,173	99,285
Deferred Stock Plan, net (see Note 8.c)	49,308	61,183
Advertising and publicity	14,668	6,103
Insurance premiums	14,444	20,295
Software maintenance	10,892	6,790
Purchases of meal and transportation tickets	1,543	1,559
Taxes and other prepaid expenses	4,709	3,281

	207,737	198,496

Current	75,283	67,268

Non-current	132,454	131,228

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	09/30/2015
	Subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244	995,696,017	5,078,888
Assets	1,088,579	3,717,780		11,506,644	1,039,265	377,087
Liabilities	4,131	670,583		8,971,551	48,895	256,855
Shareholders’ equity	1,084,448	3,047,256(*	)	2,535,093	990,370	120,232
Net revenue from sales and services	—	890,755		47,437,973	13,490	726,730
Net income (loss) for the period	(445)	335,500(*	)	632,909	6,866	25,432
% of capital held	100	100		100	99	33

	12/31/2014
	Subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244	995,696,017	5,078,888
Assets	1,168,896	3,546,989		10,668,027	995,028	263,527
Liabilities	84,003	526,423		8,654,065	11,524	191,018
Shareholders’ equity	1,084,893	3,020,625(*	)	2,013,962	983,504	72,509
% of capital held	100	100		100	99	33

	09/30/2014
	Subsidiaries						Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Imifarma Produtos Farmacêuticos e Cosméticos S.A.		Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244	152,240,000		5,078,888
Net revenue from sales and services	—	752,507		43,300,101	782,841(**	)	145,254
Net income (loss) for the period	77,656	184,939(*	)	600,468	4,381(**	)	(2,391)
% of capital held	100	100		100	100		33

(*)	adjusted for intercompany unrealized profits.
(**)	information of the period from February 1 to September 30, 2014

The percentages in the table above are rounded.

Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A.— Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Imifarma Produtos Farmacêuticos e Comésticos S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2013	1,064,959	2,892,330	2,154,904	-	6,112,193	22,751	6,134,944
Share of profit (loss) of subsidiaries and joint ventures	77,656	184,939	600,468	4,381	867,444	(794)	866,650
Dividends and interest on equity (gross)	—	—	(771,416)	—	(771,416)	—	(771,416)
Capital increase in cash	—	—	—	236,100	236,100	—	236,100
Acquisition of shares	—	—	—	(46,440)	(46,440)	—	(46,440)
Goodwill	—	—	—	795,729	795,729	—	795,729
Tax liabilities on equity- method revaluation reserve	—	—	(31)	—	(31)	—	(31)
Valuation adjustment of subsidiaries	—	2	8	—	10	—	10
Translation adjustments of foreign-based subsidiaries	—	(18,351)	—	—	(18,351)	—	(18,351)

Balance as of September 30, 2014	1,142,615	3,058,920	1,983,933	989,770	7,175,238	21,957	7,197,195

	Investments in subsidiaries					Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A.— Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2014	1,084,893	3,020,625	2,013,962	980,044	7,099,524	24,076	7,123,600
Share of profit (loss) of subsidiaries and joint ventures	(445)	335,500	632,909	6,842	974,806	8,444	983,250
Dividends and interest on equity (gross)	—	(431,383)	(142,303)	—	(573,686)	—	(573,686)
Tax liabilities on equity- method revaluation reserve	—	—	(110)	—	(110)	—	(110)
Valuation adjustment of subsidiaries and joint-venture	—	(9)	30,635	—	30,626	7,402	38,028
Translation adjustments of foreign-based subsidiaries	—	122,523	—	—	122,523	—	122,523

Balance as of September 30, 2015	1,084,448	3,047,256	2,535,093	986,886	7,653,683	39,922	7,693,605

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary Ipiranga Produtos de Petróleo S.A (“IPP”) holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012 currently operates in the States of São Paulo, Rio Grande do Sul, Santa Catarina, Paraná, Minas Gerais, Rio de Janeiro, Espírito Santo, Pernambuco, Bahia, Alagoas, Mato Grosso, Mato Grosso do Sul, Goiás and Distrito Federal.

These investments are accounted for under the equity method of accounting based on their interim financial information as of September 30, 2015.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total
Balance as of December 31, 2014	4,960	24,076	25,472	54,508
Capital increase	—	—	31,000	31,000
Valuation adjustments	—	7,402	—	7,402
Share of profit (loss) of joint ventures	654	8,444	(17,297)	(8,199)
Dividends received	(750)	—	—	(750)

Balance as of September 30, 2015	4,864	39,922	39,175	83,961

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total
Balance as of December 31, 2013	5,916	22,751	15,719	44,386
Capital increase	—	—	19,000	19,000
Share of profit (loss) of joint ventures	478	(794)	(11,926)	(12,242)
Dividends received	(1,136)	—	—	(1,136)

Balance as of September 30, 2014	5,258	21,957	22,793	50,008

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	09/30/2015
	Uniăo Vopak	RPR	ConectCar
Current assets	3,988	270,983	41,241
Non-current assets	6,870	106,105	76,805
Current liabilities	1,130	181,169	39,696
Non-current liabilities	—	75,687	—
Shareholders’ equity	9,728	120,232	78,350
Net revenue from sales and services	9,184	726,730	12,134
Costs and operating expenses	(7,484)	(683,251)	(65,158)
Net financial income and income and social contribution taxes	(392)	(18,047)	(18,429)
Net income (loss)	1,308	25,432	(34,595)
Number of shares or units held	29,995	5,078,888	82,500,000
% of capital held	50	33	50

The percentages in the table above are rounded.

	12/31/2014
	Uniăo Vopak	RPR	ConectCar
Current assets	2,762	160,789	38,852
Non-current assets	8,066	102,738	53,236
Current liabilities	908	101,083	41,143
Non-current liabilities	—	89,935	—
Shareholders’ equity	9,920	72,509	50,945
Number of shares or units held	29,995	5,078,888	57,500,000
% of capital held	50	33	50

	09/30/2014
	Uniăo Vopak	RPR	ConectCar
Net revenue from sales and services	8,942	145,254	5,493
Costs and operating expenses	(7,618)	(145,901)	(41,593)
Net financial income and income and social contribution taxes	(368)	(1,744)	12,248
Net income (loss)	956	(2,391)	(23,852)
Number of shares or units held	29,995	5,078,888	50,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its interim financial information as of August 31, 2015, while the other associates are valued based on the interim financial information as of September 30, 2015.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.		Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total
Balance as of December 31, 2014	6,212	3,090		3,676	165	13,143
Capital increase	—	10,368	(1)	—	—	10,368
Dividends received	(1,923)	(3,454)		—	—	(5,377)
Share of profit (loss) of associates	1,255	1,746		4	(38)	2,967

Balance as of September 30, 2015	5,544	11,750		3,680	127	21,101

(1)	As mentioned in Note 8.a) – Consolidated, in the 1st quarter 2015, Oxiteno realized a capital increase in Oxicap. Thus the interest in the associate has been changed from 25% to 15% approximately.

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Balance as of December 31, 2013	5,962	2,144	3,635	11,741
Share of profit (loss) of associates	809	570	43	1,422
Dividends received	(725)	—	—	(725)

Balance as of September 30, 2014	6,046	2,714	3,678	12,438

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	09/30/2015
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	4,147	42,505	77	810	660
Non-current assets	19,074	71,969	10,392	1,682	2,830
Current liabilities	715	9,494	—	404	103
Non-current liabilities	331	4,199	3,109	1,708	3,004
Shareholders’ equity	22,175	100,781	7,360	380	383
Net revenue from sales and services	8,670	30,869	—	—	—
Costs, operating expenses, and income	(3,547)	(4,922)	(30)	(121)	538
Net financial income and income and social contribution taxes	(2)	(8,948)	38	8	7
Net income (loss) for the period	5,121	16,999	8	(113)	545
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

	12/31/2014
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	5,832	12,434	103	923	231
Non-current assets	19,978	77,199	10,358	1,682	2,830
Current liabilities	632	2,771	—	403	80
Non-current liabilities	332	74,502	3,109	1,708	3,144
Shareholders’ equity	24,846	12,360	7,352	494	(163)
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2014
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	6,745	25,150	—	—	—
Costs, operating expenses, and income	(3,422)	(21,726)	(30)	388	379
Net financial income and income and social contribution taxes	(86)	(1,146)	116	965	(6)
Net income for the period	3,237	2,278	86	1,353	373
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12. Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2014	Additions	Depreciation	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2015
Cost:
Land	—	476,107	9,657	—	3,061	(4,800)	13,492	497,517
Buildings	30	1,275,728	4,740	—	61,084	(3,402)	74,505	1,412,655
Leasehold improvements	10	631,342	12,489	—	40,861	(2,882)	6	681,816
Machinery and equipment	13	3,909,475	81,145	—	36,139	(2,362)	407,615	4,432,012
Automotive fuel/lubricant distribution equipment and facilities	14	2,096,563	66,591	—	39,763	(14,212)	—	2,188,705
LPG tanks and bottles	12	494,691	73,660	—	2,617	(27,105)	—	543,863
Vehicles	7	244,467	17,465	—	6,758	(11,340)	3,405	260,755
Furniture and utensils	9	156,115	9,709	—	3,839	(349)	14,223	183,537
Construction in progress	—	372,974	211,743	—	(180,628)	(2,205)	44,427	446,311
Advances to suppliers	—	19,527	4,740	—	(14,719)	—	464	10,012
Imports in progress	—	59	379	—	(367)	—	—	71
IT equipment	5	239,930	14,148	—	873	(3,971)	1,719	252,699

		9,916,978	506,466	—	(719)	(72,628)	559,856	10,909,953

Accumulated depreciation:
Buildings		(565,308)	—	(30,112)	—	1,563	(45,664)	(639,521)
Leasehold improvements		(313,647)	—	(35,809)	—	2,073	(6)	(347,389)
Machinery and equipment		(2,158,390)	—	(174,380)	(359)	1,332	(359,168)	(2,690,965)
Automotive fuel/lubricant distribution equipment and facilities		(1,164,074)	—	(86,116)	—	6,965	—	(1,243,225)
LPG tanks and bottles		(231,001)	—	(25,491)	—	10,926	—	(245,566)
Vehicles		(90,004)	—	(11,150)	362	7,119	(2,840)	(96,513)
Furniture and utensils		(105,483)	—	(7,436)	—	249	(12,330)	(125,000)
IT equipment		(189,859)	—	(12,430)	(3)	2,843	(1,216)	(200,665)

		(4,817,766)	—	(382,924)	—	33,070	(421,224)	(5,588,844)

Provision for losses:
Land		(197)	—	—	—	—	—	(197)
Leasehold improvements		(462)	—	—	—	—	(209)	(671)
Machinery and equipment		(5,895)	—	—	—	413	(708)	(6,190)
IT equipment		(683)	—	—	—	680	—	(3)
Furniture and utensils		(4)	—	—	—	1	—	(3)

		(7,241)	—	—	—	1,094	(917)	(7,064)

Net amount		5,091,971	506,466	(382,924)	(719)	(38,464)	137,715	5,314,045

Construction in progress relates substantially to expansions and renovations of industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13. Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2014	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2015
Cost:
Goodwill (i)	—	1,456,179	—	—	—	—	—	1,456,179
Software (ii)	5	451,936	61,834	—	243	(3)	5,485	519,495
Technology (iii)	5	32,617	—	—	—	—	—	32,617
Commercial property rights (iv)	10	31,881	2,144	—	—	—	—	34,025
Distribution rights (v)	5	2,762,985	358,427	—	17	—	—	3,121,429
Brands (vi)	—	105,458		—	2	—	16,327	121,787
Others (vii)	4	38,606	149	—	(95)	—	2,252	40,912

		4,879,662	422,554	—	167	(3)	24,064	5,326,444

Accumulated amortization:
Software		(303,780)	—	(32,702)	—	3	(2,885)	(339,364)
Technology		(29,471)	—	(1,339)	—	—	—	(30,810)
Commercial property rights		(14,545)	—	(1,974)	—	—	—	(16,519)
Distribution rights		(1,366,128)	—	(317,334)	(1,147)	—	—	(1,684,609)
Others		(7,625)	—	(5,865)	96	—	(21)	(13,415)

		(1,721,549)	—	(359,214)	(1,051)	3	(2,906)	(2,084,717)

Net amount		3,158,113	422,554	(359,214)	(884)	—	21,158	3,241,727

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment.

The Company has the following balances of goodwill:

	Segment	09/30/2015	12/31/2014
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others		2,278	2,278

		1,456,179	1,456,179

On December 31, 2014, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

On December 31, 2014, the discount and real growth rates used to extrapolate the projections ranged from 9.3% to 26.4% and 0% to 3.8% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2014.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

iv) Commercial property rights include those described below:

•	Subsidiary Tequimar has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•	Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•	Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is recorded in income.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years), which is reviewed as per the changes occurred in the agreements.

vi) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vii) Other intangibles refers mainly to the loyalty program Club Extra.

The amortization expenses were recognized in the interim financial information as shown below:

	09/30/2015	09/30/2014
Inventories and cost of products and services sold	8,214	6,427
Selling and marketing	319,468	266,565
General and administrative	31,532	26,996

	359,214	299,988

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14 Loans, Debentures, and Finance Leases (Consolidated)

a. Composition

Description	09/30/2015	12/31/2014	Index/Currency	Weighted average financial charges 09/30/2015 – % p.a.	Maturity
Foreign currency – denominated loans:
Foreign loan (c.1) (*)	1,061,844	603,002	US$ + LIBOR (i)	+0.6	2017 to 2018
Notes in the foreign market (b)	1,012,738	664,078	US$	+7.3	2015
Foreign loan (c.1) (*)	553,232	—	US$	+2.1	2017 to 2018
Advances on foreign exchange contracts	303,760	184,057	US$	+1.4	< 352 days
Foreign loan (c.2)	237,997	158,039	US$ + LIBOR (i)	+1.0	2017
Financial institutions (e)	150,996	113,873	US$	+2.8	2015 to 2017
Financial institutions (e)	80,482	53,254	US$ + LIBOR (i)	+2.0	2016 to 2017
Foreign currency advances delivered	45,074	25,409	US$	+1.1	< 121 days
BNDES (d)	31,625	33,160	US$	+6.0	2015 to 2020
Financial institutions (e)	28,323	32,343	MX$ + TIIE (ii)	+1.0	2016

Subtotal	3,506,071	1,867,215

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	3,022,660	2,873,622	CDI	105.0	2016 to 2019
Debentures— IPP (g.2 and g.3)	1,463,614	1,409,540	CDI	107.9	2017 to 2018
Debentures—5th issuance (g.4)	803,732	—	CDI	108.3	2018
BNDES (d)	439,079	530,983	TJLP (iii)	+2.6	2015 to 2021
Export Credit Note – floating rate (h)	158,647	—	CDI	101.5	2018
Banco do Nordeste do Brasil	70,823	85,068	R$	+8.5(v)	2015 to 2021
FINEP	64,981	74,774	R$	+4.0	2015 to 2021
BNDES (d)	54,912	62,581	R$	+4.7	2015 to 2022
Finance leases (i)	45,951	45,883	IGP-M (iv)	+5.6	2015 to 2031
Export Credit Note (h) (*)	26,515	25,744	R$	+8.0	2016
BNDES (d)	19,199	—	SELIC (vi)	+2.2	2015 to 2021
FINEP	8,445	9,078	TJLP (iii)	-1.3	2015 to 2023
Working capital loans Extrafarma – fixed rate (i)	1,738	3,445	R$	+10.3	2015 to 2016
Floating finance leases (i)	362	475	CDI	+2.8	2015 to 2017
FINAME	308	484	TJLP (iii)	+5.6	2015 to 2022
Fixed finance leases (i)	132	686	R$	+15.4	2015 to 2017
Banco do Brasil – fixed rate (f) (*)	—	503,898
Debentures—4th issuance (g.1)	—	874,312

Subtotal	6,181,098	6,500,573

Currency and interest rate hedging instruments	53,879	7,424

Total	9,741,048	8,375,212

Current	2,169,446	3,442,364

Non-current	7,571,602	4,932,848

(*)	These transactions were designated for hedge accounting (see Note 22 – Hedge Accounting).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On September 30, 2015, TJLP was fixed at 6.5% p.a.

(iv)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(v)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On September 30, 2015, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

(vi)	SELIC = base interest rate set by the Brazilian Central Bank.

The long-term consolidated debt had the following principal maturity schedule:

	09/30/2015	12/31/2014
From 1 to 2 years	2,634,896	571,991
From 2 to 3 years	2,588,297	2,390,747
From 3 to 4 years	2,248,825	894,301
From 4 to 5 years	46,135	1,006,869
More than 5 years	53,449	68,940

	7,571,602	4,932,848

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

b.	Notes in the Foreign Market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•	Limitation on transactions with shareholders that hold 5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable transaction with a third party.

•	Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount higher than US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries LPG and Oxiteno S.A.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign Loans

1) The subsidiary IPP has foreign loans in the amount of US$ 440 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.1% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	Cost in % of CDI
Mar/17	70.0	99.5
Sep/17	150.0	103.7
Jul/18	60.0	103.0
Sep/18	80.0	101.5
Nov/18 (1)	80.0	101.4

Total / average cost	440.0	102.1

(1)	The subsidiary IPP renegotiated foreign loans which would mature in November 2015, in the notional amount of US$ 80 million changing its maturity to November 2018.

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with maturity in January 2017 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 94.0% of CDI (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated interim financial information:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

- Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

- Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

The subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in February 2015, in the notional amount of R$ 333 million, changing the maturities to July 2017 and January 2018, with floating interest rate of 106% of CDI.

The subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in May 2015, in the notional amount of R$ 200 million, changing the maturities to November 2017 and April 2018, with floating interest rate of 107% of CDI.

These loans mature, as follows (including interest until September 30, 2015):

Maturity

Feb/16	218,356
May/16	128,906
Jan/17	1,107,408
Jul/17	171,343
Nov/17	105,136
Jan/18	171,343
Apr/18	105,136
May/19	1,015,032

Total	3,022,660

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00

Final maturity:	March 16, 2015

Payment of the face value:	Lump sum at final maturity

Interest:	108.3% of CDI

Payment of interest:	Annually

Reprice:	Not applicable

The debentures were settled by the Company on the maturity date.

2)	In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00

Final maturity:	November 16, 2017

Payment of the face value:	Lump sum at final maturity

Interest:	107.9% of CDI

Payment of interest:	Semiannually

Reprice:	Not applicable

3)	In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00

Final maturity:	December 20, 2018

Payment of the face value:	Lump sum at final maturity

Interest:	107.9% of CDI

Payment of interest:	Semiannually

Reprice:	Not applicable

4)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00

Final maturity:	March 16, 2018

Payment of the face value:	Lump sum at final maturity

Interest:	108.25% of CDI

Payment of interest:	Annually

Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The resources of the issuance were used to manage liquidity of the issuer, in order to strengthen its cash and lengthen its debt profile, providing greater financial flexibility.

h.	Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contracts in the amounts of R$ 17.5 million and R$ 10.0 million, with maturities in March and August 2016 respectively, and fixed interest rate of 8% p.a., paid quarterly. In May 2015, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 156.8 million, with maturity in May 2018 and floating interest rate of 101.5% of CDI, paid quarterly.

For the fixed interest rate contracts, the subsidiary Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 22). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

i.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma has finance lease contracts related to IT equipment, vehicles, furniture, machinery and equipment, with terms between 24 to 60 months.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities, are shown below:

	09/30/2015
	LPG bottling facilities	IT equipment	Vehicles	Furniture, machinery and equipment	Total
Equipment and intangible assets, net of depreciation and amortization	21,098	514	78	—	21,690
Financing (present value)	45,951	464	30	—	46,445

Current	2,083	266	30	—	2,379
Non-current	43,868	198	—	—	44,066

	12/31/2014
	LPG bottling facilities	IT equipment	Vehicles	Furniture, machinery and equipment	Total
Equipment and intangible assets, net of depreciation and amortization	24,720	883	1,483	1,283	28,369
Financing (present value)	45,883	874	163	124	47,044

Current	1,950	515	145	124	2,734
Non-current	43,933	359	18	—	44,310

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	09/30/2015
	LPG bottling facilities	IT equipment	Vehicles	Total
Up to 1 year	4,371	296	32	4,699
From 1 to 2 years	4,371	218	—	4,589
From 2 to 3 years	4,371	11	—	4,382
From 3 to 4 years	4,371	—	—	4,371
From 4 to 5 years	4,371	—	—	4,371
More than 5 years	46,258	—	—	46,258

Total	68,113	525	32	68,670

	12/31/2014
	LPG bottling facilities	IT equipment	Vehicles	Furniture and utensils	Total
Up to 1 year	4,238	566	155	123	5,082
From 1 to 2 years	4,238	288	18	—	4,544
From 2 to 3 years	4,238	155	—	—	4,393
From 3 to 4 years	4,238	—	—	—	4,238
From 4 to 5 years	4,238	—	—	—	4,238
More than 5 years	48,024	—	—	—	48,024

Total	69,214	1,009	173	123	70,519

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2014	Incurred cost	Amortization	Balance on 09/30/2015
Banco do Brasil (f)	0.3	14,474	600	(2.546)	12,528
Foreign Loans (c)	0.3	3,016	3,151	(704)	5,463
Debentures (g)	0.0	2,157	958	(1,164)	1,951
Notes in the foreign market (b)	0.2	1,309	—	(819)	490
Other	0.7	318	207	(66)	459

Total		21,274	4,916	(5,299)	20,891

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Banco do Brasil (f)	2,764	3,331	3,763	2,670	—	—	12,528
Foreign Loans (c)	2,624	1,835	905	99	—	—	5,463
Debentures (g)	626	701	533	91	—	—	1,951
Notes in the foreign market (b)	490	—	—	—	—	—	490
Other	156	210	55	27	11	—	459

Total	6,660	6,077	5,256	2,887	11	—	20,891

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

K.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 51,631 as of September 30, 2015 (R$ 50,570 as of December 31, 2014) and by guarantees and promissory notes in the amount of R$ 5,343,754 as of September 30, 2015 (R$ 3,779,450 as of December 31, 2014).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 182,937 as of September 30, 2015 (R$ 173,644 as of December 31, 2014) and guarantees related to raw materials imported by the subsidiary Ipiranga in the amount of R$ 60,785 as of September 30, 2015.

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 27,568 as of September 30, 2015 (R$ 26,684 as of December 31, 2014), with maturities of less than 213 days. As of September 30, 2015, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 664 as of September 30, 2015 (R$ 646 as of December 31, 2014), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. Until September 30, 2015, there was no event of default of the debts of the Company and its subsidiaries.

15	Trade Payables (Consolidated)

	09/30/2015	12/31/2014
Domestic suppliers	854,592	1,196,876
Foreign suppliers	93,829	82,626

	948,421	1,279,502

The Company’s subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A.—Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil. The Company’s subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

16	Salaries and Related Charges (Consolidated)

	09/30/2015	12/31/2014
Provisions on payroll	194,630	128,181
Profit sharing, bonus and premium	140,802	108,632
Social charges	32,787	44,747
Salaries and related payments	17,635	10,904
Benefits	2,141	1,617
Others	724	498

	388,719	294,579

17	Taxes Payable (Consolidated)

	09/30/2015	12/31/2014
ICMS	119,359	93,761
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	19,386	14,822
PIS and COFINS	10,310	11,922
ISS	6,026	6,304
IPI	9,542	3,858
National Institute of Social Security (INSS)	2,488	2,991
Income Tax Withholding (IRRF)	13,201	2,267
Others	4,630	2,910

	184,942	138,835

18	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Changes in the provision for asset retirement obligation are as follows:

	09/30/2015	09/30/2014
Initial balance	70,802	69,661
Additions (new tanks)	520	512
Expense with tanks removed	(3,429)	(3,080)
Accretion expense	5,493	3,405

Final balance	73,386	70,498

Current	5,140	4,558
Non-current	68,246	65,940

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

19.	Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	09/30/2015	12/31/2014
‘am/pm’ and Jet Oil franchising upfront fee	14,113	14,785
Loyalty program “Km de Vantagens”	10,223	10,025
Loyalty program “Club Extra”	7,826	6,349

	32,162	31,159

Current	23,319	23,450
Non-current	8,843	7,709

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and are considered part of sales revenue.

Subsidiary Extrafarma has a loyalty program called Club Extra (www.clubextra.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of one year, for prizes offered by its partners. Points received by Extrafarma’s customers may be used with the partner Multiplus Fidelidade and as recharge credit on a mobile phone are considered part of sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended September 30, 2015 with 1,761 stores (1,708 stores as of December 31, 2014). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended September 30, 2015 with 1,374 stores (1,337 stores as of December 31, 2014). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

20	Shareholders’ Equity

a.	Share Capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. As of September 30, 2015, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of September 30, 2015, on BM&FBOVESPA was R$ 66.80.

As of September 30, 2015, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of September 30, 2015, there were 30,188,597 common shares outstanding abroad in the form of ADRs (31,714,297 shares as of December 31, 2014).

b.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

On December 10, 2014, the Board of Directors approved Ultrapar’s Shares Repurchase Program (“Share Repurchase Program 2014/15”), with maximum period for the acquisition of 365 days, from December 12, 2014 and maximum acquisition number of 6,500,000 common shares. Until September 30, 2015, the Company acquired 4,717,200 common shares at an average cost of R$ 61.78 per share.

As of September 30, 2015, 11,895,356 common shares (7,148,156 as of December 31, 2014) were held in the Company’s treasury, acquired at an average cost of R$ 33.20 per share (R$ 14.42 as of December 31, 2014).

c.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 26.09 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

d.	Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 2,772,527 as of September 30, 2015 and December 31, 2014.

f.	Other Comprehensive Income

Valuation Adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized directly in equity as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains of post-employment benefits	Total	Cumulative translation adjustment
Balance as of December 31, 2014	51	7,098	7,149	43,192
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	122,523
Changes in fair value	38,028	—	38,028	—

Balance as of September 30, 2015	38,079	7,098	45,177	165,715

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains of post-employment benefits	Total	Cumulative translation adjustment
Balance as of December 31, 2013	5	5,423	5,428	38,076
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	(18,351)
Changes in fair value	10	—	10	—

Balance as of September 30, 2014	15	5,423	5,438	19,725

g.	Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2014 in the amount of R$ 389,164 (R$ 0.71 – seventy one cents of Brazilian Real per share), were approved by the Board of Directors on February 25, 2015, and paid as of March 13, 2015, having been ratified in the Annual General Shareholders’ Meeting on April 15, 2015. On August 5, 2015, the Board of Directors approved the anticipation of 2015 dividends, in the amount of R$ 436,842 (R$ 0.80– eighty cents of Brazilian Real per share), paid as from August 21, 2015.

21	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and, as from January 31, 2014, drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Pará, Amapá, Maranhão, Piauí, Ceará, and Rio Grande do Norte. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The main financial information of each of the Company’s segments are stated as follows:

	09/30/2015	09/30/2014
Net revenue from sales and services:
Ultragaz	3,373,158	3,035,665
Ipiranga	47,503,122	43,341,152
Oxiteno	2,996,220	2,525,639
Ultracargo	242,846	262,953
Extrafarma	997,806	782,841	(1)
Others (2)	32,611	29,887
Intersegment sales	(70,596)	(64,110)

Total	55,075,167	49,914,027

Intersegment sales:
Ultragaz	2,327	1,400
Ipiranga	—	998
Oxiteno	1,713	1,253
Ultracargo	33,945	30,756
Extrafarma	—	—
Others (2)	32,611	29,703

Total	70,596	64,110

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	3,370,831	3,034,265
Ipiranga	47,503,122	43,340,154
Oxiteno	2,994,507	2,524,386
Ultracargo	208,901	232,197
Extrafarma	997,806	782,841	(1)
Others (2)	—	184

Total	55,075,167	49,914,027

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2015	09/30/2014
Operating income:
Ultragaz	142,749	121,725
Ipiranga	1,448,784	1,185,417
Oxiteno	448,411	201,539
Ultracargo	(18,466)	91,646
Extrafarma	3,487	17,641 (1)
Others (2)	25,250	(16,288)

Total	2,050,215	1,601,680

Share of profit of joint-ventures and associates:
Ultragaz	(38)	—
Ipiranga	(16,042)	(11,117)
Oxiteno	1,750	613
Ultracargo	654	478
Others (2)	8,444	(794)

Total	(5,232)	(10,820)

Financial income	309,467	263,996
Financial expenses	(851,012)	(584,739)

Income before income and social contribution taxes	1,503,438	1,270,117

Additions to property, plant, and equipment and intangible assets:
Ultragaz	197,238	177,313
Ipiranga	560,464	485,633
Oxiteno	91,044	85,855
Ultracargo	10,460	19,919
Extrafarma	49,351	21,568 (1)
Others (2)	20,463	21,144

Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	929,020	811,432
Asset retirement obligation – fuel tanks (see Note 18)	(520)	(512)
Capitalized borrowing costs	(19,678)	(5,117)

Total investments in property, plant, and equipment and intangible assets (cash flow)	908,822	805,803

Depreciation and amortization charges:
Ultragaz	105,693	102,027
Ipiranga	450,516	390,294
Oxiteno	109,503	103,765
Ultracargo	31,182	36,970
Extrafarma	16,522	8,825	(1)
Others (2)	18,031	9,585

Total	731,447	651,466

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2015	12/31/2014
Total assets (excluding intersegment account balances):
Ultragaz	2,699,143	2,701,673
Ipiranga	10,259,907	9,138,758
Oxiteno	4,718,902	4,229,501
Ultracargo	1,278,081	1,382,969
Extrafarma	644,975	602,409
Others (2)	1,259,055	1,425,072

Total	20,860,063	19,480,382

(1)	Information of the period from February 1 to September 30, 2014.
(2)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	09/30/2015 (1)	12/31/2014
United States of America	205,705	137,470
Mexico	146,966	107,554
Uruguay	79,861	55,855
Venezuela	36,136	18,763

(1)	The increase in fixed and intangible assets as of September 30, 2015 is substantially due to the devaluation of the Real against the functional currencies of the foreign subsidiaries used in the translation of information.

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	09/30/2015	09/30/2014
Net revenue:
Brazil	54,123,654	49,235,713
Mexico	148,344	102,546
Venezuela	107,382	36,726
Other Latin American countries	328,964	272,456
United States of America and Canada	131,688	114,452
Far East	124,022	40,927
Europe	68,208	61,618
Others	42,905	49,589

Total	55,075,167	49,914,027

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

22. Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•	Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of September 30, 2015 and December 31, 2014:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	09/30/2015	12/31/2014
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	987.9	594.9
Foreign trade receivables, net of allowance for doubtful accounts	257.8	190.3
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	690.0	507.3

	1,935.7	1,292.5

Liabilities in foreign currency
Financing in foreign currency	(3,506.1)	(1,867.2)
Payables arising from imports, net of advances to foreign suppliers	(66.2)	(70.6)

	(3,572.3)	(1,937.8)

Foreign currency hedging instruments	1,982.2	783.3

Net asset position – Total	345.6	138.0

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 345.6 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income statement effect	Real devaluation	(21.7)	(54.3)	(108.6)
(2) Shareholders’ equity effect		56.3	140.7	281.4

(1) + (2)	Net effect	34.6	86.4	172.8

(3) Income statement effect	Real appreciation	21.7	54.3	108.6
(4) Shareholders’ equity effect		(56.3)	(140.7)	(281.4)

(3) + (4)	Net effect	(34.6)	(86.4)	(172.8)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 20.f — Cumulative Translation Adjustments).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of September 30, 2015, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, in which the Company swapped the fixed interest rate of certain debts to floating interest rates (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates as of September 30, 2015 and December 31, 2014:

In millions of Brazilian Reais	Note	09/30/2015	12/31/2014
CDI
Cash equivalents	4	2,013.8	2,690.6
Financial investments	4	643.4	902.7
Asset position of foreign exchange hedging instruments—CDI	22	301.9	114.2
Loans and debentures	14	(5,449.0)	(5,157.9)
Liability position of foreign exchange hedging instruments—CDI	22	(1,855.7)	(749.6)
Liability position of hedging instruments from pre-fixed interest to CDI	22	(27.8)	(486.1)

Net liability position in CDI		(4,373.4)	(2,686.1)

TJLP
Loans –TJLP	14	(447.8)	(540.5)

Net liability position in TJLP		(447.8)	(540.5)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	22	1,308.2	761.8
Loans—LIBOR	14	(1,380.3)	(814.3)

Net liability position in LIBOR		(72.1)	(52.5)

TIIE
Loans—TIIE	14	(28.3)	(32.3)

Net liability position in TIIE		(28.3)	(32.3)

SELIC
Loans – SELIC	14	(19.2)	—

Net liability position in SELIC		(19.2)	—

Total net liability position exposed to floating interest		(4,940.8)	(3,311.4)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income as of September 30, 2015, due to the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	38.5	77.0	141.2
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	1.3	3.4	6.7
Interest effect on debt in CDI	Increase in CDI	(74.7)	(155.2)	(289.5)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(13.0)	(32.6)	(65.2)

Incremental expenses		(47.9)	(107.4)	(206.8)

Interest effect on debt in TJLP	Increase in TJLP	(2.2)	(5.4)	(10.9)

Incremental expenses		(2.2)	(5.4)	(10.9)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.2	0.5	1.0
Interest effect on debt in LIBOR	Increase in LIBOR	(0.2)	(0.6)	(1.1)

Incremental expenses		—	(0.1)	(0.1)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.3)	(0.5)

Incremental expenses		(0.1)	(0.3)	(0.5)

Interest effect on debt in SELIC	Increase in SELIC	(0.1)	(0.2)	(0.3)

Incremental expenses		(0.1)	(0.2)	(0.3)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments, and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk—The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	09/30/2015	12/31/2014
Ipiranga	152,090	136,104
Ultragaz	23,715	24,140
Oxiteno	13,015	4,522
Extrafarma	7,970	11,067
Ultracargo	2,971	2,611

Total	199,761	178,444

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 2,613.9 million, including estimated interests on loans. Furthermore, the investment plan for 2015 totals R$ 1,418 million, and until September 30,2015 the amount of R$ 830 million had been realized. As of September 30, 2015, the Company and its subsidiaries had R$ 3,682.2 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of September 30, 2015 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of September 30, 2015.

	In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	12,100.0	2,613.9	6,302.8	3,109.9	73.4
Currency and interest rate hedging instruments (3)	404.0	187.1	216.9	—	—
Trade payables	948.4	948.4	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 13.2 % p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 4.04in 2015, R$ 4.28 in 2016, R$ 4.67 in 2017, R$ 5.17 in 2018, and R$ 5.73 in 2019, (iii) TJLP of 6.5% p.a. and (iv) IGP-M of 8.5% in 2015, 7.1% in 2016, 6.1% in 2017, 6.4% in 2018, and 6.4% in 2019 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA on September 30, 2015 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on September 30, 2015. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount[1]		Fair value		Amounts receivable	Amounts payable

			09/30/2015	12/31/2014	09/30/2015	12/31/2014	09/30/2015
					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, BTMU, Citibank, Itaú, JP Morgan, Santander, Scotiabank
Receivables in U.S. dollars (LIBOR)		Oct 2015 to Nov 2018	US$ 350.0	US$ 290.0	1,308.2	761.8	1,308.2	—
Receivables in U.S. dollars (Fixed)			US$ 251.3	US$ 50.6	970.5	136.6	970.5	—
Payables in CDI interest rate			US$ (601.3)	US$ (340.6)	(1,855.7)	(749.1)	—	1,855.7

Total result			—	—	423.0	149.3	2,278.7	1,855.7

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + COUPON	Bradesco, Citibank, Itaú, Santander	Oct 2015 to Dec 2015
Receivables in CDI interest rates			US$ 74.3	US$ 42.9	301.9	114.2	301.9	—
Payables in U.S. dollars (Fixed)			US$ (74.3)	US$ (42.9)	(296.5)	(115.6)	—	296.5

Total result			—	—	5.4	(1.4)	301.9	296.5

c – Interest rate swaps in R$	, Itaú	Mar 2016 to Aug 2016
Receivables in fixed interest rate			R$27.5	R$327.5	27.1	532.0	27.1	—
Payables in CDI interest rate			R$(27.5)	R$(327.5)	(27.8)	(486.1)	—	27.8

Total result			—	—	(0.7)	45.9	27.1	27.8

d – Exchange rate swaps receivable in Euros
Receivables in Euros (Fixed)		—	—	€0.2	—	0.5	—	—
Payables in CDI interest rate			—	€(0.2)	—	(0.5)	—	—

Total result			—	—	—	—	—	—

Total gross result					427.7	193.8	2,607.7	2,180.0
Income tax					(102.7)	(36.7)	(102.7)	—

Total net result					325.0	157.1	2,505.0	2,180.0

Positive result (see Note 4)					378.9	164.5
Negative result (see Note 14)					(53.9)	(7.4)

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Hedging instruments existing as of September 30, 2015 are described below, according to their category, risk, and hedging strategy:

a—Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, and (ii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of September 30, 2015, the Company and its subsidiaries had outstanding swap contracts totaling US$ 601.3 million in notional amount with a liability position, on average of 99.6 % of CDI, of which US$ 251.3million, on average, had an asset position at US$ + 1.82 % p.a. and US$ 350.0 million had an asset position at US$ + LIBOR + 0.76% p.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.1—Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of September 30, 2015, these swap contracts totaled US$ 10.3 million and, on average, had an asset position at 79.0% of CDI and a liability position at US$ + 0.0% p.a.

b.2—Hedging against foreign exchange exposure of net investments in foreign operations—The purpose of these contracts is to minimize the effect of exchange variation of investments in foreign subsidiaries with functional currencies different from the functional currency of the Company, turning them into investments in Brazilian Reais. As of September 30, 2015, the Company and its subsidiaries had outstanding swap contracts totaling US$ 64.0 million in notional amount with an asset position at 90.5% of CDI and a liability position of US$ + 0.0% p.a.

c—Hedging against the interest rate fixed in local financing—The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. As of September 30, 2015 these swap contracts totaled R$ 27.5 million of notional amount corresponding to principal amount of related debt, and on average had an asset position at 8.0% p.a. and a liability position at 88.8% of CDI.

d – Hedging against the foreign currency exchange exposure of liabilities—The purpose of these contracts is offset the effect of exchange variation of debts or firm commitments in euro, turning them into debts or firm commitments in Reais indexed to the CDI. As of September 30, 2015, the Company and its subsidiaries had no swap contracts.

Hedge Accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On September 30, 2015, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 440.0 million. As of September 30, 2015, a gain of R$ 260.0 million related to the result of hedging instruments, a gain of R$ 91.0 million related to the fair value adjustment of debt, and a loss of R$ 426.2 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 101.9% of CDI (see Note 14.c.1).

On September 30, 2015, the notional amount of exchange rate hedging instruments designated as cash flow hedges totaled US$ 70.4 million and a gain for the nine-month period ended September 30, 2015 of R$ 145.8 million was recognized through the income statement.

On September 30, 2015, the notional amount of exchange rate hedging instruments designated as hedges of net investment in a foreign operation totaled US$ 64.0 million relating to the portion of investments in entities which have functional currency different from the Real. For the nine-month period ended September 30, 2015, a loss of R$ 47.4 million was recorded. The exchange rate on investment and the hedging instrument effects were offset in equity.

On September 30, 2015, the notional amount of interest rate hedging instruments totaled R$ 27.5 million, referring to the principal of the pre-fixed loans in Brazilian Reais. As of September 30, 2015, a gain of R$ 1.9 million related to the result of hedging instruments, a loss of R$ 0.5 million related to the fair value adjustment of debt, and a loss of R$ 24.5 million related to the accrued interest rate of the debt were recognized in the income statement, transforming the average effective cost of the operations into 88.8% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity as of September 30, 2015 and December 31, 2014 and income statement as of September 30, 2015 and 2014 of the Company and its subsidiaries:

	R$ million
	09/30/2015
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(106.9)	30.6
b – Exchange rate swaps payable in U.S. dollars (ii)	(1.1)	(47.4)
c – Interest rate swaps in R$ (iii)	1.4	—

Total	(106.6)	(16.8)

	R$ million
	09/30/2014	12/31/2014
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(31.9)	—
b – Exchange rate swaps payable in U.S. dollars (ii)	6.8	(7.3)
c – Interest rate swaps in R$ (iii)	11.3	—

Total	(13.8)	(7.3)

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/ firm commitments), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of September 30, 2015 and December 31, 2014, are stated below:

			09/30/2015		12/31/2014
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	188,440	188,440	133,296	133,296
Financial investments in local currency	Measured at fair value through profit or loss	4	2,013,782	2,013,782	2,690,638	2,690,638
Financial investments in foreign currency	Measured at fair value through profit or loss	4	15,699	15,699	3,435	3,435
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	632,739	632,739	892,065	892,065
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	842,255	842,255	505,574	505,574
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	378,888	378,888	164,496	164,496

Total			4,082,421	4,082,421	4,400,122	4,400,122

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,641,591	1,641,591	1,132,644	1,132,644
Financing	Measured at amortized cost	14	5,731,787	5,641,678	4,904,248	4,878,005
Debentures	Measured at amortized cost	14	2,267,346	2,241,063	2,283,852	2,281,353
Finance leases	Measured at amortized cost	14	46,445	46,445	47,044	47,044
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	53,879	53,879	7,424	7,424
Subscription warrants – indemnification	Measured at fair value through profit or loss	3.a	133,402	133,402	92,072	92,072

Total			9,874,450	9,758,058	8,467,284	8,438,542

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b) is based on the quoted prices in an active market.

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the reporting date.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of September 30, 2015 and December 31, 2014. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3—inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries as of September 30, 2015 and December 31, 2014:

	Category	Note	09/30/2015	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	188,440	188,440	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,013,782	2,013,782	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	15,699	15,699	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	632,739	632,739	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	842,255	678,373	163,882	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	378,888	—	378,888	—

Total			4,082,421	3,539,651	542,770	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,641,591	—	1,641,591	—
Financing	Measured at amortized cost	14	5,641,678	1,017,776	4,623,902	—
Debentures	Measured at amortized cost	14	2,241,063	—	2,241,063	—
Finance leases	Measured at amortized cost	14	46,445	—	46,445	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	53,879	—	53,879	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	3.a	133,402	—	133,402	—

Total			9,758,058	1,017,776	8,740,282	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2014	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	133,296	133,296	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,690,638	2,690,638	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	3,435	3,435	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	892,065	892,065	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	505,574	146,782	358,792	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	164,496	—	164,496	—

Total			4,400,122	3,876,834	523,288	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,132,644	—	1,132,644	—
Financing	Measured at amortized cost	14	4,878,005	707,281	4,170,724	—
Debentures	Measured at amortized cost	14	2,281,353	—	2,281,353	—
Finance leases	Measured at amortized cost	14	47,044	—	47,044	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	7,424	—	7,424	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	3.a	92,072	—	92,072	—

Total			8,438,542	707,281	7,731,261	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition that, if exercised, may lead to the issuance of up to 3,205,622 shares in the future, related to subscription warrants – indemnification. The subscription warrants are measured using the price of the shares issued by Ultrapar (UGPA3) on the reporting date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and are not entitled to dividends. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. For further information of the Extrafarma acquisition, see Note 3.a) to the financial statements of the Company filed with the CVM on February 25, 2015.

Sensitivity Analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of September 30, 2015. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.37 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of September 30, 2015, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of September 30, 2015 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	497,969	1,214,508	1,931,046
(2) Debts/firm commitments in dollars	appreciation	(497,958)	(1,214,476)	(1,930,994)

(1)+(2)	Net effect	11	32	52

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(4,176)	70,674	145,525
(4) Gross margin of Oxiteno	devaluation	4,176	(70,674)	(145,525)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract on BM&FBOVESPA as of September 30, 2015 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in R$)
(1) Fixed rate swap—CDI	Decrease in	—	497	1,032
(2) Fixed rate financing	Pre-fixed rate	—	(497)	(1,032)

(1)+(2)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

23	Provisions, Contingencies and Commitments (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, and, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by managements. Managements are supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2014	Additions	Write- offs	Monetary restatement	Balance on 09/30/2015
IRPJ and CSLL (i)	406,478	—	—	24,563	431,041
PIS and COFINS (ii)	119,237	—	—	6,645	125,882
ICMS	20,829	1,456	(1,735)	(298)	20,252
Social security	10,483	233	—	596	11,312
Civil litigation (iii)	58,336	563	(739)	74	58,234
Labor litigation (iv)	71,516	10,187	(13,613)	866	68,956
Other	562	7	(71)	13	511

Total	687,441	12,446	(16,158)	32,459	716,188

Current	64,169				55,501
Non-current	623,272				660,687

Some of the tax provisions above involve escrow deposits in the amount of R$ 536,948 as of September 30, 2015 (R$ 505,650 as of December 31, 2014).

b.	Tax Matters

Provisions

(i)	On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 413,734 as of September 30, 2015 (R$ 388,675 as of December 31, 2014). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

(i)	The subsidiary IPP has a Declaratory Action discussing the constitutionality of Law No. 9316/1996, that denied the deduction of CSLL from the IRPJ tax basis. This claim was denied on 1st and 2nd instances, and the appeal presented to the Supreme Court awaits trial. The subsidiary has provision of R$ 21,503 as of September 30, 2015 (R$ 20,706 as of December 31, 2014) for this discussion.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(ii)	The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., Empresa Carioca de Produtos Químicos S.A. (“EMCA”), IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP paid the amounts into escrow deposits, and recognized a corresponding provision in the amount of R$ 97,905 as of September 30, 2015 (R$ 92,457 as of December 31, 2014).

Contingent Liabilities

The main tax claims of subsidiary IPP and its subsidiaries that are classified as having a possible risk of loss, and that have not been recognized in the interim financial information due to this assessment, are related to ICMS, and mainly, to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production. The Company has determined the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency) as R$ 117,249 as of September 30, 2015 (R$ 116,480 as of December 31, 2014), (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin for R$ 41,003 as of September 30, 2015 (R$ 36,370 as of December 31, 2014), (c) assessments for alleged non-payment of ICMS totaling R$ 55,029 as of September 30, 2015 (R$ 52,011 as of December 31, 2014), (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, in the amount of R$ 37,071 as of September 30, 2015 (R$ 45,256 as of December 31, 2014), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF (the Brazilian Federal Court of Justice), totaling R$ 18,243 as of September 30, 2015 (R$ 17,806 as of December 31, 2014), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ (the Brazilian High Court of Justice) is that it is possible to take credit, even if there is a defect in the document of the seller, as long as it is confirmed that the transaction occurred, for R$ 30,417 as of September 30, 2015 (R$ 28,811 as of December 31, 2014); (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, as of R$ 72,366 as of September 30, 2015 (R$ 60,412 as of December 31, 2014), (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, for R$ 43,043 as of September 30, 2015 (R$ 40,224 as of December 31, 2014) and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, in the amount of R$ 45,909 as of September 30, 2015 (R$ 36,396 as of December 31, 2014); (j) assessments that consider various possible breaches of auxiliary obligations, among them the alleged lack of issuance of invoices, the alleged failure of delivery, or delivery with errors of informative reports to the tax authorities, errors in the filling of DANFE—Auxiliary Document Electronic Invoice, among others, totaling R$ 10,474 as of September 30, 2015 (R$ 8,173 as of December 31, 2014); and (k) infraction notice for non-payment of ICMS related to the acquisition of basic lubricating oil, whose remittance was deferred to the time of the subsequent industrialized output relating to interstate transactions (covered by the constitutional non-incidence—article 155, X, ‘b’ of the Federal Constitution), totaling R$ 12,269 as of September 30, 2015 (R$ 11,579 as of December 31, 2014).

The subsidiary IPP has assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency classified as a possible risk of loss, as of September 30, 2015, is R$ 147,022 (R$ 140,566 as of December 31, 2014).

The subsidiary Extrafarma was assessed by the State Treasury of Pará mainly due to an alleged uncollected special anticipated ICMS due on state operations of acquisition of goods. The amount involved of R$ 51,656, was not accrued given that the chances of loss were assessed as possible. This tax assessment is being defended by the former shareholders of Extrafarma and, in the case of a loss, Ultrapar will be indemnified through the subscription warrants—indemnification (see Note 3.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Contingent Assets

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF (the Brazilian Supreme Federal Court) decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes may reach R$ 36,568, net of attorney’s fees.

c.	Civil, Environmental and Regulatory Claims

Provisions

iii)	The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 58,234 as of September 30, 2015 (R$ 58,336 as of December 31, 2014).

Contingent Liabilities

The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not recognize a provision for this contingency.

As a result of the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar, CETESB—Environmental Company of the State of São Paulo charged a fine of R$ 22,500, due to the environmental and urban impacts allegedly caused by the incident. Tequimar filed before such Environmental Agency its refutation under the first administrative jurisdiction, in which, among other things, it claimed the inapplicability of federal legislation due to the existence of state legislation that not only regulate the issue but also may cause the fine reduction. It also denied the unlawful conduct by Tequimar. The legal department of the Company evaluates the chance of loss of such assessment as possible. For more information see Note 31.

d.	Labor Matters

Provisions

iv)	The Company and its subsidiaries maintained provisions of R$ 68,956 as of September 30, 2015 (R$ 71,516 as of December 31, 2014) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Contingent Liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquĺmica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquĺmica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquĺmica and reported the fact in the collective labor dispute. In October 2015, Sindiquĺmica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA. Based on the opinion of their legal advisors and the favorable outcome in the individuals claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision as of September 30, 2015.

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, environmental, regulatory, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). A such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the interim financial information due to their contingent nature.

e.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of September 30, 2015, these rates were R$ 6.99 per ton for Aratu and R$ 2.90 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provides in 2015 a minimum annual consumption of 190 thousand tons and a maximum of 205 thousand tons and as from 2016 a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. The minimum purchase commitment and the actual demand accumulated to September 30, 2015 and 2014, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

	Minimum purchase commitment (*)		Accumulated demand (actual)
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
In tons of ethylene	132,229	151,723	143,971	151,871

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to September 30, 2015 and 2014, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. In agreement with Braskem S.A., in the fisrt semester of 2015 the ethylene volume acquired jointly by Oxiteno S.A and Oxiteno Nordeste was considered for minimum purchase commitment purposes. Thus, the subsidiary met the minimum purchase required in the agreement.

	Minimum purchase commitment (*)		Accumulated demand (actual)
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
In tons of ethylene	31,128	30,330	30,343	30,679

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

Maximum compensation value (*)
Oxiteno	US$ 1,104
Ipiranga	R$769
Ultracargo	R$550
Ultragaz	R$300
Extrafarma	R$100

(*)	In millions. As of policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 50 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
September 30, 2015	22,448	33,613	—	56,061

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
September 30, 2015	payable	89,984	257,214	138,665	485,863
	receivable	(49,793)	(154,534)	(88,678)	(293,005)

The expense recognized for the nine-month period ended September 30, 2015 for operating leases was R$ 74,167 (R$ 53,062 for the nine-month period ended September 30, 2014), net of income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

24	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. For the nine-month period ended September 30, 2015, the Company and its subsidiaries contributed R$ 16,353 (R$ 14,633 for the nine-month period ended September 30, 2014) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of September 30, 2015 was 8,930 active participants and 162 retired participants. In addition, Ultraprev had 28 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2014 and are recognized in the interim financial information in accordance with IAS 19 R2011 (CPC 33 R2).

	09/30/2015	12/31/2014
Health and dental care plan	30,989	28,521
FGTS Penalty	55,200	50,881
Bonus	27,221	25,288
Life insurance	16,363	15,101

Total	129,773	119,791

Current	8,963	11,419
Non-current	120,810	108,372

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

25	Revenue from Sale and Services (Consolidated)

	09/30/2015	09/30/2014
Gross revenue from sale	56,373,339	50,892,617
Gross revenue from services	416,918	431,077
Sales tax	(1,457,395)	(1,184,915)
Discounts and sales returns	(256,692)	(227,636)
Deferred revenue (see Note 19)	(1,003)	2,884

Net revenue from sales and services	55,075,167	49,914,027

26	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	09/30/2015	09/30/2014
Raw materials and materials for use and consumption	49,456,049	45,220,128
Personnel expenses	1,404,009	1,182,626
Freight and storage	827,657	748,337
Depreciation and amortization	731,447	651,466
Advertising and marketing	131,954	160,664
Services provided by third parties	170,923	148,058
Lease of real estate and equipment	104,100	86,953
Other expenses	243,708	191,757

Total	53,069,847	48,389,989

Classified as:
Cost of products and services sold	50,299,900	45,972,139
Selling and marketing	1,834,548	1,584,329
General and administrative	935,399	833,521

Total	53,069,847	48,389,989

Research and development expenses are recognized in the income statements and amounted to R$ 29,218 for the nine-month period ended September 30, 2015 (R$ 27,462 for the nine-month period ended September 30, 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

27	Other Operating Income, Net (Consolidated)

	09/30/2015	09/30/2014
Commercial partnerships	27,929	23,294
Merchandising	27,671	25,643
Loyalty program	12,363	4,517
Adjustment of working capital and net debt – Extrafarma acquisition (see Note 3.a)	13,784	—
Ultracargo – fire accident in Santos (see Note 31)	(85,682)	—
Compensation of undue use of Ultratecno brand	16,000	—
Others	3,599	8,994

Other operating income, net	15,664	62,448

28	Gain on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. For the nine-month period ended September 30, 2015, the gain was R$ 29,231 (gain of R$ 15,194 for the nine-month period ended September 30, 2014), represented primarily from disposal of property, plant, and equipment.

29	Financial Income (Expense)

	Parent		Consolidated
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Financial income:
Interest on financial investments	135,670	95,477	247,370	213,842
Interest from customers	—	—	59,190	47,113
Other financial income	7	4	2,907	3,041

	135,677	95,481	309,467	263,996

Financial expenses:
Interest on loans	(4)	—	(466,254)	(379,516)
Interest on debentures	(84,130)	(71,070)	(226,434)	(186,075)
Interest on finance leases	—	—	(3,384)	(5,209)
Bank charges, financial transactions tax, and other charges	296	2,474	(29,452)	(14,992)
Exchange variation, net of gains and losses with derivative instruments	—	—	(74,009)	891
Changes in subscription warranty—indemnification (see Note 3.a)	(41,939)	1,383	(41,939)	1,383
Monetary restatement of provisions, net, and other financial expenses	(15)	(13)	(9,540)	(1,221)

	(125,792)	(67,226)	(851,012)	(584,739)

Financial income (expense)	9,885	28,255	(541,545)	(320,743)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

30	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has subscription warrants—indemnification and a deferred stock plan, as mentioned in Notes 3.a) and 8.c), respectively.

Basic Earnings per Share	09/30/2015	09/30/2014
Net income for the period of the Company	1,009,316	872,169

Weighted average shares outstanding (in thousands)	544,523	545,255
Basic earnings per share – R$	1.8536	1.5996

Diluted Earnings per Share	09/30/2015	09/30/2014
Net income for the period of the Company	1,009,316	872,169

Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants—indemnification	548,901	549,430
Diluted earnings per share –R$	1.8388	1.5874

Weighted Average Shares Outstanding (in thousands)	09/30/2015	09/30/2014
Weighted average shares outstanding for basic per share calculation:	544,523	545,255
Dilution effect
Subscription warrants—indemnification	2,178	2,091
Deferred Stock Plan	2,200	2,084

Weighted average shares outstanding for diluted per share calculation:	548,901	549,430

Ultrapar Participações S.A. and Subsidiaries

Notes to the Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31	Ultracargo – Fire accident in Santos

On April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the State of São Paulo, endured a nine-day fire that spread to six ethanol and gasoline tanks. The six tanks represented 4% of Ultracargo’s overall capacity in Brazil as of December 31, 2014. There were no casualties and the cause of such accident and its impacts are still being investigated, including the extent of operational losses, damage to assets, potential environmental and other liabilities and reputational harm. The Company maintains insurance policies to cover certain risks to which the subsidiaries are exposed (see Note 23.f).

On April 9, 2015, the Santos municipal government suspended Ultracargo’s activities in that city. Ultracargo’s operations in Santos comprise two separate areas. On April 27, 2015, the authorization granted by the municipal government to Ultracargo to resume operations in the area not affected by the accident was published in the Santos Official Gazette (Diário Oficial de Santos). The still suspended operations correspond to 185 thousand cubic meters capacity, or 22.5% of Ultracargo’s overall capacity in Brazil.

Experts of the Criminalistics Institute are still working on the investigation to discover the causes of the incident. Ultracargo was granted with the required authorizations to perform the first stage of the decommissioning plan of the area, which consists of the removal, transfer and disposal of the products and waste. This stage will be followed by the execution of the second stage of the work, which consists of the removal of the equipment and the structures of the terminal affected by the fire, in order to resume the operations in the remaining unavailable area. The first stage was initiated in July and is still in progress.

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A—ANALYSIS OF CONSOLIDATED EARNINGS

Third Quarter 2015

(1)	Selected financial information:

(R$ million)	3Q15	3Q14	2Q15	Variation 3Q15 X 3Q14	Variation 3Q15 X 2Q15	9M15	9M14	Variation 9M15 X 9M14

Net revenue from sales and services	19,160.8	17,299.9	18,510.7	11%	4%	55,075.2	49,914.0	10%
Cost of products and services sold	(17,510.3)	(15,929.9)	(16,968.0)	10%	3%	(50,299.9)	(45,972.1)	9%
Gross profit	1,650.5	1,370.0	1,542.7	20%	7%	4,775.3	3,941.9	21%
Selling, marketing, general and administrative expenses	(974.5)	(825.6)	(923.2)	18%	6%	(2,769.9)	(2,417.8)	15%
Other operating income, net	15.4	20.9	(21.2)	-26%	-173%	15.7	62.4	-75%
Gain on disposal of property, plant and equipment and intangibles	4.6	8.5	2.4	-46%	94%	29.2	15.2	92%
Operating income	696.0	573.9	600.6	21%	16%	2,050.2	1,601.7	28%
Financial expenses, net	(233.1)	(107.4)	(127.2)	117%	83%	(541.5)	(320.7)	69%
Share of profit of joint ventures and associates	(5.8)	(5.2)	3.4	11%	-267%	(5.2)	(10.8)	-52%
Income before income and social contribution taxes	457.1	461.3	476.9	-1%	-4%	1,503.4	1,270.1	18%
Income and social contribution taxes – current and deferred	(180.2)	(147.0)	(167.5)	23%	8%	(546.2)	(438.1)	25%
Income and social contribution taxes – tax incentives	21.7	14.5	21.7	50%	0%	59.0	47.4	24%
Net income	298.5	328.8	331.1	-9%	-10%	1,016.2	879.5	16%
Net income attributable to Ultrapar	295.9	326.2	328.6	-9%	-10%	1,009.3	872.2	16%
Net income attributable to non-controlling interests in subsidiaries	2.7	2.6	2.5	2%	6%	6.9	7.3	-5%
EBITDA (*)	944.1	789.5	845.8	20%	12%	2,776.4	2,242.3	24%
Volume – LPG sales – thousand tons	450.7	461.0	430.1	-2%	5%	1,284.0	1,281.4	0%
Volume – Fuels sales – thousand of cubic meters	6,574.1	6,538.8	6,432.7	1%	2%	19,136.7	18,898.5	1%
Volume – Chemicals sales – thousand tons	190.8	204.5	192.6	-7%	-1%	558.5	585.7	-5%

(*) For further information on EBITDA, see note (1) on page 104.

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

In September 2013, Ultrapar entered into an association agreement with Extrafarma. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for the first nine months of 2014, exclusively to the months from February to September 2014. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, which corresponded to R$ 141.9 million of capital increase and R$ 498.8 million of increase in capital reserve, totaling an increase in equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014, in a preliminary assessment of the working capital and indebtedness adjustments the company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital, which corresponded to R$ 42.1 million. On June 22, 2015, the agreement related to the final adjustment of working capital and net debt of the transaction was executed by and between the parties in the amount of R$ 26.0 million. Ultrapar recognized in 2Q15 income statement, under “Other operating results”, an income amounting R$ 13.8 million related to the difference between the final working capital and net debt adjustment and the amount of R$ 12.2 million recognized under “other accounts receivable” on December 31, 2014. Ultrapar received the amount of R$ 26.0 million in 3Q15. The number of shares of subscription warrants—indemnification may be exercised from 2020 and it is adjusted according to the variations of provisions for tax, civil and labor risks, and contingent liabilities related to the period beginning before January 31, 2014. The value of the association was R$ 719.9 million. For further information, see Note 3a and Note 22 to the Financial Statements for the year ended December 31, 2014.

(2)	Performance Analysis:

Ultrapar

Net revenue from sales and services: In 3Q15, Ultrapar’s consolidated net sales and services increased by 11% compared to 3Q14, reaching R$ 19,161 million, due to the revenues growth in Ipiranga, Oxiteno, Ultragaz and Extrafarma. Compared with 2Q15, net sales and services increased by 4%, mainly due to the seasonality between periods. During 9M15, Ultrapar’s net sales and services increased by 10% compared with 9M14, totaling R$ 55,075 million.

Cost of products sold and services provided: In 3Q15, Ultrapar’s cost of products sold and services provided increased by 10% compared to 3Q14, totaling R$ 17,510 million, due to the increased cost of products sold and services provided in all business units. Compared to 2Q15, Ultrapar’s cost of products sold and services provided increased by 3% due to the increased cost of products sold and services provided in Ipiranga, Oxiteno, Ultragaz and Ultracargo, remaining stable in Extrafarma. During 9M15, Ultrapar’s cost of products sold and services provided increased by 9% compared to 9M14, totaling R$ 50,300 million.

Gross profit: Ultrapar’s gross profit amounted to R$ 1,650 million in 3Q15, up 20% from 3Q14, as a consequence of the growth in the gross profit in Ipiranga, Oxiteno, Ultragaz and Extrafarma. Compared to 2Q15, Ultrapar’s gross profit increased by 7% in all business units, except for Ultracargo, due to the partial interruption of the Santos terminal. During 9M15, Ultrapar’s gross profit of totaled R$ 4,775 million, up 21% from 9M14.

Selling, marketing, general and administrative expenses: Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 975 million in 3Q15, an increase of 18% from 3Q14, due to the effects of inflation, the expansion of Ipiranga’s distribution network, higher expenses with variable compensation, in line with the earnings progression in Oxiteno and Ultragaz and the addition of expenses for the structuring for a more accelerated growth of Extrafarma, including the beginning of the operation of the new distribution center of Ceará. Compared to 2Q15, Ultrapar’s selling, marketing, general and administrative expenses increased by 6%. During 9M15, Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 2,770 million, up 15% from 9M14.

Other operating results, net: In 2Q15, “Other operating results, net” amounted to a net income of R$ 15 million compared to a net income of R$ 21 million in 3Q14 and a net expense of R$ 21 million in 2Q15, mainly due to expenses related to the fire accident at Ultracargo terminal in Santos, with an impact of R$ 10 million in 3Q15 and R$ 75 million in 2Q15, partially offset by higher revenues resulting from the strategy of constant innovation in services and convenience in Ipiranga. During 9M15, “Other operating results, net” totaled a net income of R$ 16 million, compared to net income of R$ 62 million in 9M14, due to the same factors mentioned in the comparisons above.

Depreciation and amortization: Total depreciation and amortization costs and expenses in 3Q15 amounted to R$ 254 million, a 15% increase over 3Q14, as a result of investments made during the last 12 months, specially in the strategy of constant innovation in services and convenience in Ipiranga’s service stations, generating greater customer satisfaction and loyalty. Compared with 2Q15, total depreciation and amortization costs and expenses increased by 5%. During 9M15, Ultrapar’s total depreciation and amortization costs and expenses amounted to R$ 731 million, up 12% over 9M14.

Operating income: Ultrapar’s operating income amounted to R$ 696 million in 3Q15, up 21% from 3Q14, as a result of the increase in the operating income of Ipiranga, Oxiteno and Ultragaz. Compared to 2Q15, Ultrapar’s operating income increased by 16%, as a result of the increase in the operating income of Ipiranga, Oxiteno and Ultragaz. In 9M15, Ultrapar’s operating income totaled R$ 2,050 million, up 28% from 9M14.

Financial result: Ultrapar’s net debt at the end of September 2015 was R$ 5.7 billion, consistent with our leverage levels (1.5 times LTM EBITDA), compared to R$ 4.4 billion in September 2014 (1.4 times LTM EBITDA). Ultrapar reported net financial expenses of R$ 233 million in 3Q15, a R$ 126 million increase compared to 3Q14, mainly due to (i) higher interest rates, (ii) higher net debt, (iii) the effects of exchange rate fluctuations in the period and (iv) PIS/COFINS contributions on financial revenue. As compared to 2Q15, net financial expenses increased R$ 106 million, mainly due to the same factors mentioned in the comparison with 3Q14. During 9M15, Ultrapar reported net financial expenses of R$ 542 million, R$ 221 million higher than that during 9M14.

Income and social contribution taxes / Tax incentives: Ultrapar reported in 3Q15 income tax and social contribution expenses, net of benefit of tax holidays, of R$ 159 million, compared with expenses of R$ 133 million in 3Q14, an increase of 20%, mainly due to non-deductible financial expenses from international units. Compared to 2Q15, Ultrapar presented an increase of 9%, substantially due to the same factor mentioned in the comparison with 3Q14. In 9M15, Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 487 million, R$ 97 million up from 9M14.

Net income: In 3Q15, net earnings totaled R$ 299 million, a 9% decrease compared to 3Q14, mainly due to the impact of financial results between periods. Compared with 2Q15, net earnings decreased by 10%. During 9M15, Ultrapar reported net earnings of R$ 1,016 million, up 16% over 9M14.

EBITDA: Throgh a period of worsening of the Brazilian macroeconomic scenario, following the trend observed since the beginning of the year, Ultrapar’s consolidated EBITDA totaled R$ 944 million in 3Q15, a 20% increase compared to 3Q14 as a result of the EBITDA growth in all business units, except in Ultracargo, which was affected by the partial interruption of the Santos terminal. Compared to 2Q15, Ultrapar reported a 12% in EBITDA. During 9M15, EBITDA amounted to R$ 2,776 million, up 24% over 9M14.

R$ million	3Q15	3Q14	2Q15	Variation 3Q15 X 3Q14	Variation 3Q15 X 2Q15	9M15	9M14	Variation 9M15 X 9M14

Ultrapar	944.1	789.5	845.8	20%	12%	2,776.4	2,242.3	24%
Ipiranga	610.4	556.7	575.7	10%	6%	1,900.6	1,576.5	21%
Oxiteno	212.1	98.7	203.0	115%	4%	559.7	305.9	83%
Ultragaz	103.3	89.4	72.8	16%	42%	248.4	223.8	11%
Ultracargo	14.5	44.5	(48.8)	-67%	-130%	13.4	129.1	-90%
Extrafarma	5.9	1.6	8.9	266%	-34%	20.0	26.5	-24%

(1)	The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes and depreciation and amortization.

The reconciliation of EBITDA to the net income of the period is presented below:

R$ million	3Q15	3Q14	2Q15	9M15	9M14
Net income	298.5	328.8	331.1	1,016.2	879.5
(+) Income tax and social contribution	158.5	132.5	145.8	487.2	390.7
(+) Net financial expenses	233.1	107.4	127.2	541.5	320.7
(+) Depreciation and amortization	253.9	220.8	241.7	731.4	651.5
EBITDA	944.1	789.5	845.8	2,776.4	2,242.3

The performance analysis for each segment is presented below:

Ipiranga

Operational performance: Ipiranga’s sales volume totaled 6,574 thousand cubic meters in 3Q15, 1% above 3Q14 volume. Sales volume of fuels for light vehicles (Otto cycle) increased by 3%, driven by the growth in the vehicle fleet, investments made in Ipiranga’s network expansion and the 54% increase in ethanol sales. The volume of diesel decreased by 2% as compared to 3Q14 due to the weak performance of the economy. Compared to 2Q15, sales volume increased by 2%, mainly due to seasonality between periods. During 9M15, Ipiranga accumulated sales volume of 19,137 thousand cubic meters, up 1% over 9M14.

Net revenue from sales and services: Ipiranga’s net sales and services reached R$ 16,409 million in 3Q15, up 10% over 3Q14, mainly as a result of (i) the rise in gasoline and diesel costs in the refinery in November 2014 and February 2015, (ii) increased sales volume and (iii) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Compared with 2Q15, net sales and services increased by 3%, as a result of seasonally higher volume. During 9M15, net sales and services amounted to R$ 47,503 million, up 10% over 9M14.

Cost of products sold: Ipiranga’s cost of goods sold totaled R$ 15,457 million in 3Q15, up 10% compared to 3Q14, mainly due to the rise in gasoline and diesel costs in the refinery in November 2014 and February 2015 and sales volume growth. As compared to 2Q15, the cost of goods sold increased by 3% due to seasonally higher volume. During 9M15, cost of goods sold totaled R$ 44,627 million, up 9% over 9M14.

Selling, marketing, general and administrative expenses: Ipiranga´s sales, general and administrative expenses amounted to R$ 525 million in 3Q15, a 13% increase over 3Q14, mainly resulting from (i) higher freight expenses due to the sales volume growth and the rise in diesel costs, (ii) the expansion of the distribution network, (iii) higher expenses with studies and projects and (iv) the effects of inflation on expenses. Compared with 2Q15, sales, general and administrative expenses increased by 5% due to the higher sales volume and higher expenses with studies and projects, partially offset by lower civil contingencies. During 9M15, sales, general and administrative expenses totaled R$ 1,523 million, up 8% over 9M14.

EBITDA: Ipiranga reported EBITDA of R$ 610 million in 3Q15, an increase of 10% compared to 3Q14, mainly due to increased sales volume in Otto cycle, boosted by investments in network expansion, and the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Compared with 2Q15, EBITDA increased by 6%, mainly due to the seasonality between periods. During 9M15, EBITDA totaled R$ 1,901 million, up 21% over 9M14.

Oxiteno

Operational performance: Oxiteno’s sales volume in 3Q15 totaled 191 thousand tons, down 7% (14 thousand tons) compared to 3Q14. Total commodity sales decreased by 7% (2 thousand tons) due to volatility in prices and in demand. Specialty chemicals sales also decreased by 7% (12 thousand tons) compared to 3Q14, a result of the Brazilian economy downturn and the decision to discontinue a line of products for the leather market. Compared to 2Q15, sales volume decreased by 1% (2 thousand tons), with a 4% growth in sales of specialty chemicals. Sales volume during 9M15 totaled 559 thousand tons, down 5% from 9M14.

Net revenue from sales and services: Oxiteno’s net sales and services totaled R$ 1,132 million in 3Q15, a 30% increase over 3Q14, due to a 56% weaker Real against the US dollar, partially offset by lower sales volume and the decrease in the prices of its main raw materials. Compared with 2Q15, net sales and services increased by 12%, mainly due to the 15% weaker Real against the US dollar, partially offset by lower sales volume of commodities. During 9M15, accumulated net sales and services totaled R$ 2,996 million, up 19% over 9M14.

Cost of products sold: Oxiteno’s cost of goods sold in 3Q15 amounted to R$ 775 million, a 14% increase compared to 3Q14, mainly due a 56% weaker Real against the US dollar and increased costs of utilities, partially offset by lower sales volume and variations of costs of raw materials, correlated to international oil prices. As compared to 2Q15, cost of products sold increased by 13% due to the 15% weaker Real against the US dollar. During 9M15, cost of goods sold totaled R$ 2,061 million, up 6% over 9M14.

Selling, marketing, general and administrative expenses: Oxiteno’s sales, general and administrative expenses amounted to R$ 183 million in 3Q15, a 44% increase over 3Q14, mainly resulting from (i) higher expenses with variable compensation, in line with the earnings progression, (ii) the effects of the weaker Real on logistics and international units’ expenses, (iii) higher expenses with studies and projects and (iv) the effects of inflation. As compared to 2Q15, sales, general and administrative expenses increased by 13% due to higher expenses with logistics and studies and projects. During 9M15, sales, general and administrative expenses totaled R$ 486 million, up 30% over 9M14.

EBITDA: Oxiteno reported EBITDA of R$ 212 million in 3Q15, 115% increase over 3Q14, equivalent to US$ 313/ton, mainly due to the effect of the weaker Real against the US dollar, partially offset by lower sales volume. As compared to 2Q15, EBITDA increased by 4%, mainly due to the same factors mentioned in the comparison with 3Q14. During 9M15, EBITDA totaled R$ 560 million, up 83% over 9M14.

Ultragaz

Operational performance: In 3Q15, Ultragaz’s sales volume reached 451 thousand tons, 2% decrease compared to 3Q14, mainly as a result of the economic downturn in the bulk segment, partially offset by commercial initiatives of new resellers. Compared with 2Q15, sales volume increased by 5%, mainly derived from the seasonality between periods. During 9M15, Ultragaz accumulated sales volume of 1,284 thousand tons, remaining at the same levels observed during 9M14.

Net revenue from sales and services: Ultragaz’s net sales and services was R$ 1,213 million in 3Q15, an 11% increase over 3Q14, mainly due to the implementation of commercial initiatives in segments with higher demand, such as condominiums, and due to the increase in the cost of LPG for use in the bulk segment by Petrobras in December 2014 and in September 2015 and for bottled segment in September 2015. As compared to 2Q15, net sales and services increased by 8%, mainly due to the increase in the cost of LPG for use in the bottled and bulk segments by Petrobras in September 2015. During 9M15, net sales and services amounted to R$ 3,373 million, up 11% over 9M14.

Cost of products sold: Ultragaz’s cost of goods sold totaled R$ 1,017 million in 3Q15, a 10% increase compared to 3Q14, mainly due to the increase in the cost of LPG for use in the bottled and bulk segments by Petrobras and the effects of inflation on personnel expenses. Compared with 2Q15, the cost of goods sold increased by 7%, mainly due to seasonally higher volume and the increase in the cost of LPG for use in the bottled and bulk segments by Petrobras in September 2015. During 9M15, cost of goods sold totaled R$ 2,853 million, up 10% over 9M14.

Selling, marketing, general and administrative expenses: Ultragaz’s sales, general and administrative expenses totaled R$ 133 million in 3Q15, up 17% over 3Q14, mainly due to higher expenses with variable compensation and the effects of the inflation on expenses. As compared to 2Q15, sales, general and administrative expenses increased by 2% mainly due to the same factors mentioned in the comparison with 3Q14, partially offset by lower advertising and marketing expenses resulting from Ultragaz brand relaunch campaign in 2Q15. During 9M15, sales, general and administrative expenses totaled R$ 380 million, up 16% over 9M14.

EBITDA: In 3Q15, Ultragaz’s EBITDA reached R$ 103 million, a 16% increase compared to 3Q14, mainly due to the commercial initiatives of new resellers in the bottled segment and increase in the cost of LPG by Petrobras, partially offset by the effects of economic downturn in the bulk segment. As compared to 2Q15, EBITDA grew by 42%, mainly due to seasonally higher volume and lower advertising and marketing expenses. During 9M15, EBITDA totaled R$ 248 million, up 11% over 9M14.

Ultracargo

Operational performance: Ultracargo’s average storage presented a 13% reduction from 3Q14, as a result of the partial interruption of the Santos terminal due to the fire accident occurred in the beginning of April, partially offset by the increased handling of fuels by the distributors. Compared to 2Q15, average storage increased by 4%, due to the gradual recovery of Santos, where activities were fully interrupted in April. Excluding Santos, Ultracargo’s other terminals reported a stable average storage in 3Q15 compared to the same period of the previous year and a 2% decrease compared to 2Q15, mainly due to the lower handling of chemicals. During 9M15, Ultracargo’s average storage decreased by 8% compared to 9M14.

Net revenue from sales and services: Ultracargo’s net sales and services totaled R$ 77 million in 3Q15, a 14% decrease compared to 3Q14, mainly due to the lower handling, resulting from the partial interruption of the Santos terminal as a result of the fire accident. As compared to 2Q15, net sales and services increased by 5%, mainly due to the gradual recovery of handling in Santos, where activities were fully interrupted in April. Excluding the operations in Santos, Ultracargo’s other terminals reported a 2% increase in net sales and services in 3Q15 compared to 3Q14 and a 1% decrease compared to 2Q15. During 9M15, net sales and services amounted to R$ 243 million, down 8% from 9M14.

Cost of services provided: Ultracargo’s cost of services provided in 3Q15 amounted to R$ 39 million, a 9% increase compared to 3Q14, mainly due to higher personnel costs. As compared to 2Q15, cost of services provided increased by 11%, mainly due to higher costs with port tariffs and concentration of maintenance costs. During 9M15, Ultracargo’s cost of services provided totaled R$ 109 million, up 3% over 9M14.

Selling, marketing, general and administrative expenses: Ultracargo’s sales, general and administrative expenses totaled R$ 24 million in 3Q15, a 2% increase compared to 3Q14, mainly due to the effects of inflation on expenses, partially offset by the end of the amortization of an intangible asset recorded in connection with the acquisition of the Itaqui terminal, in Maranhão. Compared with 2Q15, sales, general and administrative expenses increased by 1%. During 9M15, sales, general and administrative expenses totaled R$ 69 million, down 2% over 9M14.

Other operating results: In 3Q15, “Other operating results” line totaled net expenses of R$ 10 million compared to net expenses of R$ 2 million in 3Q14 and net expenses of R$ 74 million in 2Q15, mainly due to expenses related to the fire accident occurred in Santos.

EBITDA: Ultracargo’s EBITDA totaled R$ 14 million in 3Q15, a 67% decrease compared to 3Q14, mainly due to the lower handling, as a result of the partial stoppage of the Santos terminal and expenses related to the fire accident. Excluding the operations in Santos, Ultracargo’s other terminals reported an EBITDA of R$ 25 million, a 6% and 5% decrease compared to 3Q14 and 2Q15, respectively, mainly due to lower handling of chemicals and higher maintenance costs. During 9M15, Ultracargo reported EBITDA of R$ 13 million, mainly due to the impacts caused by the accident in Santos occurred in the beginning of April.

Extrafarma

As highlighted in “Considerations on the financial and operational information”, unless otherwise indicated, Extrafarma information for 9M14 refers to the months of February to September.

Operational performance: Extrafarma ended 3Q15 with 244 drugstores in the North and Northeast regions of Brazil, an increase of 34 drugstores (16%) compared to the end of 3Q14. By the end of 3Q15, 17% of the drugstores were under 1 year of operation, compared to 15% in 3Q14. There was an increase of 10 drugstores (13 openings and 3 closings) compared to 2Q15.

Gross revenues: Extrafarma’s gross revenues totaled R$ 362 million in 3Q15, an 11% increase compared to 3Q14, mainly due to the increase in gross revenues in the retail segment resulting from the higher average number of drugstores and the 5% increase in same store sales, due to the maturation of drugstores and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED), partially offset by lower sales of mobile phones. As compared to 2Q15, Extrafarma’s gross revenues increased by 1%, influenced mainly by the higher average number of drugstores in the retail segment. During 9M15, Extrafarma’s gross revenues totaled R$ 1,058 million, up 28% over 9M14.

Cost of products sold and gross profit: Extrafarma’s cost of goods sold totaled R$ 234 million in 3Q15, up 9% over 3Q14, mainly as a result of increased sales and the annual adjustment in the prices of medicines, set by CMED in 2Q15. In 3Q15, Extrafarma’s gross profit reached R$ 107 million, up 14% over 3Q14, mainly due to the growth in gross revenues in the retail segment. Compared with 2Q15, the cost of goods sold remained stable, while gross profit increased by 1%, mainly as a result of the concentration of trade promotion incentives in 3Q15. During 9M15, the cost of products sold and gross profit totaled R$ 689 million and R$ 309 million, both with a 27% increase as compared to 9M14.

Selling, marketing, general and administrative expenses: Extrafarma’s sales, general and administrative expenses totaled R$ 107 million in 3Q15, a 12% increase compared to 3Q14, mainly due to (i) the 16% growth in the number of drugstores, (ii) the effects of inflation on personnel expenses, (iii) the inclusion of expenses for the structuring for a more accelerated growth, (iv) the beginning of the operation of the new distribution center of Ceará, partially offset by lower integration expenses. As compared to 2Q15, sales, general and administrative expenses increased by 4% due to higher personnel expenses, resulting from annual collective wage agreement and the opening of new drugstores. During 9M15, sales, general and administrative expenses totaled R$ 307 million, up 36% over 9M14.

EBITDA: In 3Q15, Extrafarma’s EBITDA totaled R$ 6 million, an increase of R$ 4 million compared to 3Q14, mainly due to the increase in gross revenues and lower expenses with integration. Compared with 2Q15, Extrafarma’s EBITDA decreased by 34% mainly due to higher personnel expenses, resulting from annual collective wage agreement and the opening of new drugstores. During 9M15, EBITDA totaled R$ 20 million, 24% lower than that during 9M14.

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during these nine months of 2015 any service other than the external audit of the financial statements for the year ended on December 31, 2014 and the review of interim financial information of Ultrapar and affiliated companies and subsidiaries for the quarter ended on September 30, 2014.

São Paulo, November 4, 2015 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a multi-business company engaged in specialized distribution and retail (Ipiranga / Ultragaz / Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the third quarter of 2015.

Results conference call

Brazilian conference call

November 6, 2015

09:30 a.m. (US EST)

Hotel Unique (Tavarua room)

São Paulo—SP

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International conference call

November 6, 2015

12:00 p.m. (US EST)

Participants in Brazil: 0800 891 0015

Participants in the USA: +1 877 317 6776

International participants: +1 412 317 6776

Code: Ultrapar

IR Contact

E-mail: invest@ultra.com.br

Telephone: + 55 11 3177 7014

Website: www.ultra.com.br

Ultrapar Participações S.A.

UGPA3 = R$ 66.80/share (09/30/15)

UGP = US$ 16.72/ADR (09/30/15)

Main highlights in 3Q15

•  ULTRAPAR’S NET REVENUES TOTAL R$ 19 BILLION
IN 3Q15, 11% GROWTH OVER 3Q14.

•  ULTRAPAR’S EBITDA REACHES R$ 944 MILLION IN
3Q15, 20% GROWTH OVER 3Q14.

•  SHARE REPURCHASE PROGRAM TOTALS 1.9
MILLION SHARES IN 3Q15, REACHING 4.7 MILLION
SHARES ACQUIRED DURING 9M15.

“During the third quarter, the macroeconomic environment continued to impose challenges, which we could overcome due to consistent investments in resilient segments, to the improvement of processes and to the offering of products and services that suit our customer’s needs. Our multi-business positioning allows us to walk through adversity and continue to present sound results and implement our strategic initiatives. We have just opened our first Extrafarma drugstore in an Ipiranga service station, which marks the beginning of a more intense process of cross-fertilization among our specialized distribution and retail businesses.y.”

Thilo Mannhardt – CEO

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

In September 2013, Ultrapar entered into an association agreement with Extrafarma. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for the first nine months of 2014, exclusively to the months from February to September 2014. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, which corresponded to R$ 141.9 million of capital increase and R$ 498.8 million of increase in capital reserve, totaling an increase in equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014, in a preliminary assessment of the working capital and indebtedness adjustments the company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital, which corresponded to R$ 42.1 million. On June 22, 2015, the agreement related to the final adjustment of working capital and net debt of the transaction was executed by and between the parties in the amount of R$ 26.0 million. Ultrapar recognized in 2Q15 income statement, under “Other operating results”, an income amounting R$ 13.8 million related to the difference between the final working capital and net debt adjustment and the amount of R$ 12.2 million recognized under “other accounts receivable” on December 31, 2014. Ultrapar received the amount of R$ 26.0 million in 3Q15. The number of shares of subscription warrants—indemnification may be exercised from 2020 and it is adjusted according to the variations of provisions for tax, civil and labor risks, and contingent liabilities related to the period beginning before January 31, 2014. The value of the association was R$ 719.9 million. For further information, see Note 3a and Note 22 to the Financial Statements for the year ended December 31, 2014.

EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA starting from net earnings is presented below:

R$ million	3Q15	3Q14	2Q15	Δ% 3Q15v3Q14	Δ% 3Q15v2Q15	9M15	9M14	Δ% 9M15v9M14
Net earnings	298.5	328.8	331.1	-9%	-10%	1,016.2	879.5	16%
(+) Income and social contribution taxes	158.5	132.5	145.8			487.2	390.7
(+) Financial expenses (income), net	233.1	107.4	127.2			541.5	320.7
(+) Depreciation and amortization	253.9	220.8	241.7			731.4	651.5
EBITDA	944.1	789.5	845.8	20%	12%	2,776.4	2,242.3	24%

2

Summary of 3rd quarter 2015

Ultrapar — Consolidated data	3Q15	3Q14	2Q15	Δ (%) 3Q15v3Q14	Δ (%) 3Q15v2Q15	9M15	9M14	Δ (%) 9M15v9M14
Net sales and services	19,161	17,300	18,511	11%	4%	55,075	49,914	10%
Gross profit	1,650	1,370	1,543	20%	7%	4,775	3,942	21%
Operating profit	696	574	601	21%	16%	2,050	1,602	28%
EBITDA	944	789	846	20%	12%	2,776	2,242	24%
Net earnings¹	299	329	331	(9%)	(10%)	1,016	879	16%
Earnings per share attributable to Ultrapar shareholders²	0.54	0.59	0.60	(8%)	(9%)	1.84	1.59	16%
Amounts in R$ million (except for EPS)
¹	Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies.
[2]	Calculated based on the weighted average number of shares over the period, excluding shares held in treasury.

Ipiranga — Operational data	3Q15	3Q14	2Q15	Δ (%) 3Q15v3Q14	Δ (%) 3Q15v2Q15	9M15	9M14	Δ (%) 9M15v9M14
Total volume (000 m³)	6,574	6,539	6,433	1%	2%	19,137	18,899	1%
Diesel	3,411	3,473	3,300	(2%)	3%	9,754	9,943	(2%)
Gasoline, ethanol and NGV	3,062	2,970	3,035	3%	1%	9,091	8,689	5%
Other[3]	101	97	98	4%	3%	291	266	9%
[3]	Fuel oils, arla 32, kerosene, lubricants and greases.

Oxiteno — Operational data	3Q15	3Q14	2Q15	Δ (%) 3Q15v3Q14	Δ (%) 3Q15v2Q15	9M15	9M14	Δ (%) 9M15v9M14
Total volume (000 tons)	191	204	193	(7%)	1%	559	586	(5%)
Product mix
Specialty chemicals	163	175	157	(7%)	4%	476	507	(6%)
Glycols	27	30	35	(7%)	(22%)	83	79	5%
Geographical mix
Sales in Brazil	135	146	138	(7%)	(2%)	400	418	(4%)
Sales outside Brazil	56	59	55	(5%)	2%	158	168	(5%)

Ultragaz — Operational data	3Q15	3Q14	2Q15	Δ (%) 3Q15v3Q14	Δ (%) 3Q15v2Q15	9M15	9M14	Δ (%) 9M15v9M14
Total volume (000 tons)	451	461	430	(2%)	5%	1,284	1,281	0%
Bottled	311	310	297	0%	5%	881	862	2%
Bulk	140	151	133	(7%)	5%	403	419	(4%)

Ultracargo — Operational data	3Q15	3Q14	2Q15	Δ (%) 3Q15v3Q14	Δ (%) 3Q15v2Q15	9M15	9M14	Δ (%) 9M15v9M14
Effective storage[4] (000 m3)	639	731	609	(13%)	4%	668	727	(8%)
[4]	Monthly average.

Extrafarma — Operational data[5]	3Q15	3Q14	2Q15	Δ (%) 3Q15v3Q14	Δ (%) 3Q15v2Q15	9M15	9M14	Δ (%) 9M15v9M14
Gross revenues (R$ million)	362	327	359	11%	1%	1.058	825	28%
Number of stores (end of period)	244	210	234	16%	4%	244	210	16%
[5]	As highlighted in “Considerations on the financial and operational information”, unless otherwise indicated, Extrafarma information for 9M14 refers to the months from February to September.

3

Macroeconomic indicators	3Q15	3Q14	2Q15	Δ (%) 3Q15v3Q14	Δ (%) 3Q15v2Q15	9M15	9M14	Δ (%) 9M15v9M14
Average exchange rate (R$/US$)	3.55	2.28	3.07	56%	15%	3.16	2.29	38%
Brazilian interbank interest rate (CDI)	3.4%	2.7%	3.0%			10.8%	7.8%
Inflation in the period (IPCA)	1.4%	0.8%	2.3%			7.6%	4.6%

Highlights

✓	Opening of the first Extrafarma’s drugstore in Ultra’s resellers network – As a further step that demonstrates opportunities among Ultra’s businesses, in 3Q15 Extrafarma opened the first drugstore in an Ipiranga’s service station in Belém (PA). Such fact represents the process of accelerated growth of the drugstore network through Ultra’s retail outlets, which today total more than 12 thousand points of sale represented by Ipiranga’s service stations and Ultragaz’s resellers, providing our customers with more convenience and quality and creating value for the company. The new store has 250 square meters and was built with the technology inspired by Ipiranga’s Posto Ecoeficiente (Eco-Efficient service station), focusing on the efficient use of natural resources.

✓	Update about the fire in a terminal operated by Ultracargo in Santos (SP) – Ultracargo’s operations in the terminal affected by a fire accident in April 2015, in Santos (SP), remain suspended. The part of the terminal with suspended operations has a capacity of 185 thousand m³, 55% of Ultracargo’s capacity in Santos and 22.5% of company’s total capacity. The fire affected 6 tanks with a total capacity of 34 thousand m³. Ultracargo has been performing the first stage of the decommissioning plan of the affected area, which consists in removing, transferring and disposing of the remaining products and residues. In a parallel workstream, we have prepared planning of the second stage of the decommissioning to present it to the relevant authorities in order to obtain the approvals necessary to remove equipments and structures from the terminal affected by the fire.

✓	Ultra will have a new strategic partner in ConectCar – In October, Itaú Unibanco entered into an agreement with Odebrecht Transport to acquire, for R$ 170 million, 50% of ConectCar, a company that operates in the segment of electronic payment for tolls, parking lots and fuel. Such transaction will give ConectCar the opportunity to expand its services to new markets, continuing with its purpose of providing the customers with mobility, convenience, flexibility and, above all, differentiated benefits. Ipiranga holds the remaining 50% interest of the company and the governance will be shared between Ultra and Itaú Unibanco.

✓	Ultrapar receives important awards – In September 2015, Ultrapar was ranked number one for its investor relations by Institutional Investor magazine, including the best CEO, the best CFO, the best IR professionals and IR team, and the best analysts day, in the segment of Oil, Gas and Petrochemicals in Latin America. Additionally, in October 29, 2015, Thilo Mannhardt, Ultrapar’s CEO, received the 2015 Bravo Awards “Latin America CEO of the year” by Latin Trade.

✓	Expansion of Oxiteno in the United States – Ultrapar’s Board of Directors approved on November 4, 2015, the expansion of Oxiteno’s specialty chemicals’ capacity in Pasadena (TX), in the U.S., by building an ethoxylation unit at its current site. The plant is located in one of the world’s most important chemical hubs, taking advantage of attractive conditions of raw materials, as well as highly efficient logistics infrastructure. The total investment, estimated at US$ 113 million, will expand Oxiteno’s footprint in the U.S., focusing on local markets of agrochemicals, personal care, household and industrial cleaning, coatings and oil and gas.

4

Executive summary of the results

During 3Q15, the worsening of the Brazilian macroeconomic scenario followed the same trend seen since the beginning of the year, with the combination of inflation above the target, increasingly weak economic activity, soaring interest rates, rise in the unemployment rate and depreciation of the Real. Such environment became even worse in the last quarter due to the increasing political instability during the last months, with hurdles to approve tax adjustments necessary to Brazil, leading to the downgrade of Brazil’s credit rating by the agencies. In the international scenario, oil prices remained at levels much lower than those observed in the last years, ending the quarter at US$ 47/barrel (Brent), 51% lower than the closing price in 3Q14. The base interest rate increased from 13.75% at the end of the second quarter to 14.25% at the end of the third quarter of 2015, as compared to 11.0% in September 2014. The average Real to dollar exchange rate in 3Q15 was of R$ 3.55/US$ as compared to R$ 2.28/US$ in 3Q14, a 56% variation between the compared periods. According to Anfavea, the number of light vehicles licensed totaled 613 thousand vehicles in 3Q15, a 26% reduction when compared to the same period of the previous year. If we assume the 26% reduction for the full year 2015, the estimated growth of the light vehicles fleet in 2015 would be 4% compared to 2014. In the retail pharmacy sector, according to data from members of Abrafarma, sales continue to grow, though at a lower pace, ending the 3Q15 with an 11% increase compared to 3Q14.

At Ipiranga, fuel sales volume for light vehicles (Otto cycle) presented a 3% growth as compared to 3Q14, driven by a growth in the light vehicles fleet, investments made over the last years to expand the distribution network (opening of new service stations and conversion of unbranded ones) and the 54% increase in ethanol sales. The growth of Otto cycle was partially offset by lower diesel sales, following the weak performance of the Brazilian economy. EBITDA reached R$ 610 million, an increase of 10% compared to 3Q14, due to increased sales volume in Otto cycle, boosted by investments in the network expansion, and to the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty.

At Oxiteno, sales volume reached 191 thousand tons, down 7% from 3Q14, due to lower commodity sales, resulting from its volatility in prices and in demand, and the effects of the economic slowdown on the volume of specialty chemicals in the domestic market. EBITDA totaled R$ 212 million in 3Q15, up 115% over 3Q14, mainly due to a 56% weaker Real against the US dollar, which contributed to the increase in EBITDA/ton from US$ 212/ton in 3Q14 to US$ 313/ton in 3Q15.

In 3Q15, Ultragaz reported a 2% decrease in sales volume compared to 3Q14, mainly as a result of the economic slowdown over the bulk segment, partially offset by commercial initiatives of new resellers in the bottled segment. In 3Q15, Ultragaz’s EBITDA reached R$ 103 million, a 16% increase compared to 3Q14, mainly due to the commercial initiatives of new resellers in the bottled segment and increase in the cost of LPG for use in bottled and bulk segments by Petrobras.

Ultracargo’s average storage presented a 13% reduction over 3Q14, as a result of the partial interruption of the Santos terminal due to the fire accident occurred in April, partially offset by the increased handling of fuels by the distributors. Ultracargo’s EBITDA reached R$ 14 million in 3Q15, a 67% decrease over 3Q14, mainly due to the lower handling resulting from the partial interruption of the Santos terminal and expenses related to the fire accident, partially offset by the increased handling of fuels. Excluding Santos operations, other Ultracargo’s terminals reported an EBITDA of R$ 25 million in 3Q15, a 6% decrease compared to 3Q14.

Extrafarma ended 3Q15 with 244 company-owned stores in the North and Northeast regions of Brazil, an increase of 34 stores compared to 3Q14. Extrafarma’s gross revenues totaled R$ 362 million in 3Q15, an 11% increase compared to 3Q14, mainly due to the increase in gross revenues in the retail segment resulting from the higher average number of drugstores and the increase in same store sales. In 3Q15, EBITDA totaled R$ 6 million, an increase of R$ 4 million compared to 3Q14, due to the increase in gross revenues and lower expenses with integration.

The resilient performance of Ultrapar’s businesses resulted in a consolidated EBITDA of R$ 944 million in 3Q15, up 20% over 3Q14. In 3Q15, net earnings amounted to R$ 299 million, a 9% decrease compared to 3Q14, mainly due to the impact of the financial results between periods, influenced by the higher interest rates and by the strong devaluation of the Real against the US dollar.

5

Ipiranga

Operational performance – Ipiranga’s sales volume totaled 6,574 thousand cubic meters in 3Q15, 1% above 3Q14 volume. Sales volume of fuels for light vehicles (Otto cycle) increased by 3%, driven by the growth in the vehicle fleet, investments made in Ipiranga’s network expansion and the 54% increase in ethanol sales. The volume of diesel decreased by 2% as compared to 3Q14 due to the weak performance of the economy. Compared to 2Q15, sales volume increased by 2%, mainly due to seasonality between periods. During 9M15, Ipiranga accumulated sales volume of 19,137 thousand cubic meters, up 1% over 9M14.

Ipiranga – Sales volume (000 m³)

Net sales and services – Ipiranga’s net sales and services reached R$ 16,409 million in 3Q15, up 10% over 3Q14, mainly as a result of (i) the rise in gasoline and diesel costs in the refinery in November 2014 and February 2015, (ii) increased sales volume and (iii) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Compared with 2Q15, net sales and services increased by 3%, as a result of seasonally higher volume. During 9M15, net sales and services amounted to R$ 47,503 million, up 10% over 9M14.

Cost of goods sold – Ipiranga’s cost of goods sold totaled R$ 15,457 million in 3Q15, up 10% compared to 3Q14, mainly due to the rise in gasoline and diesel costs in the refinery in November 2014 and February 2015 and sales volume growth. As compared to 2Q15, the cost of goods sold increased by 3% due to seasonally higher volume. During 9M15, cost of goods sold totaled R$ 44,627 million, up 9% over 9M14.

Sales, general and administrative expenses – Ipiranga´s sales, general and administrative expenses amounted to R$ 525 million in 3Q15, a 13% increase over 3Q14, mainly resulting from (i) higher freight expenses due to the sales volume growth and the rise in diesel costs, (ii) the expansion of the distribution network, (iii) higher expenses with studies and projects and (iv) the effects of inflation on expenses. Compared with 2Q15, sales, general and administrative expenses increased by 5% due to the higher sales volume and higher expenses with studies and projects, partially offset by lower civil contingencies. During 9M15, sales, general and administrative expenses totaled R$ 1,523 million, up 8% over 9M14.

EBITDA – Ipiranga reported EBITDA of R$ 610 million in 3Q15, an increase of 10% compared to 3Q14, mainly due to increased sales volume in Otto cycle, boosted by investments in network expansion, and the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Compared with 2Q15, EBITDA increased by 6%, mainly due to the seasonality between periods. During 9M15, EBITDA totaled R$ 1,901 million, up 21% over 9M14.

6

Oxiteno

Operational performance – Oxiteno’s sales volume in 3Q15 totaled 191 thousand tons, down 7% (14 thousand tons) compared to 3Q14. Total commodity sales decreased by 7% (2 thousand tons) due to volatility in prices and in demand. Specialty chemicals sales also decreased by 7% (12 thousand tons) compared to 3Q14, a result of the Brazilian economy downturn and the decision to discontinue a line of products for the leather market. Compared to 2Q15, sales volume decreased by 1% (2 thousand tons), with a 4% growth in sales of specialty chemicals. Sales volume during 9M15 totaled 559 thousand tons, down 5% from 9M14.

Oxiteno – Sales volume (000 tons)

Net sales and services – Oxiteno’s net sales and services totaled R$ 1,132 million in 3Q15, a 30% increase over 3Q14, due to a 56% weaker Real against the US dollar, partially offset by lower sales volume and the decrease in the prices of its main raw materials. Compared with 2Q15, net sales and services increased by 12%, mainly due to the 15% weaker Real against the US dollar, partially offset by lower sales volume of commodities. During 9M15, accumulated net sales and services totaled R$ 2,996 million, up 19% over 9M14.

Cost of goods sold – Oxiteno’s cost of goods sold in 3Q15 amounted to R$ 775 million, a 14% increase compared to 3Q14, mainly due a 56% weaker Real against the US dollar and increased costs of utilities, partially offset by lower sales volume and variations of costs of raw materials, correlated to international oil prices. As compared to 2Q15, cost of products sold increased by 13% due to the 15% weaker Real against the US dollar. During 9M15, cost of goods sold totaled R$ 2,061 million, up 6% over 9M14.

Sales, general and administrative expenses – Oxiteno’s sales, general and administrative expenses amounted to R$ 183 million in 3Q15, a 44% increase over 3Q14, mainly resulting from (i) higher expenses with variable compensation, in line with the earnings progression, (ii) the effects of the weaker Real on logistics and international units’ expenses, (iii) higher expenses with studies and projects and (iv) the effects of inflation. As compared to 2Q15, sales, general and administrative expenses increased by 13% due to higher expenses with logistics and studies and projects. During 9M15, sales, general and administrative expenses totaled R$ 486 million, up 30% over 9M14.

EBITDA – Oxiteno reported EBITDA of R$ 212 million in 3Q15, 115% increase over 3Q14, equivalent to US$ 313/ton, mainly due to the effect of the weaker Real against the US dollar, partially offset by lower sales volume. As compared to 2Q15, EBITDA increased by 4%, mainly due to the same factors mentioned in the comparison with 3Q14. During 9M15, EBITDA totaled R$ 560 million, up 83% over 9M14.

7

Ultragaz

Operational performance – In 3Q15, Ultragaz’s sales volume reached 451 thousand tons, 2% decrease compared to 3Q14, mainly as a result of the economic downturn in the bulk segment, partially offset by commercial initiatives of new resellers. Compared with 2Q15, sales volume increased by 5%, mainly derived from the seasonality between periods. During 9M15, Ultragaz accumulated sales volume of 1,284 thousand tons, remaining at the same levels observed during 9M14.

Ultragaz – Sales volume (000 tons)

Net sales and services – Ultragaz’s net sales and services was R$ 1,213 million in 3Q15, an 11% increase over 3Q14, mainly due to the implementation of commercial initiatives in segments with higher demand, such as condominiums, and due to the increase in the cost of LPG for use in the bulk segment by Petrobras in December 2014 and in September 2015 and for bottled segment in September 2015. As compared to 2Q15, net sales and services increased by 8%, mainly due to the increase in the cost of LPG for use in the bottled and bulk segments by Petrobras in September 2015. During 9M15, net sales and services amounted to R$ 3,373 million, up 11% over 9M14.

Cost of goods sold – Ultragaz’s cost of goods sold totaled R$ 1,017 million in 3Q15, a 10% increase compared to 3Q14, mainly due to the increase in the cost of LPG for use in the bottled and bulk segments by Petrobras and the effects of inflation on personnel expenses. Compared with 2Q15, the cost of goods sold increased by 7%, mainly due to seasonally higher volume and the increase in the cost of LPG for use in the bottled and bulk segments by Petrobras in September 2015. During 9M15, cost of goods sold totaled R$ 2,853 million, up 10% over 9M14.

Sales, general and administrative expenses – Ultragaz’s sales, general and administrative expenses totaled R$ 133 million in 3Q15, up 17% over 3Q14, mainly due to higher expenses with variable compensation and the effects of the inflation on expenses. As compared to 2Q15, sales, general and administrative expenses increased by 2% mainly due to the same factors mentioned in the comparison with 3Q14, partially offset by lower advertising and marketing expenses resulting from Ultragaz brand relaunch campaign in 2Q15. During 9M15, sales, general and administrative expenses totaled R$ 380 million, up 16% over 9M14.

EBITDA – In 3Q15, Ultragaz’s EBITDA reached R$ 103 million, a 16% increase compared to 3Q14, mainly due to the commercial initiatives of new resellers in the bottled segment and increase in the cost of LPG by Petrobras, partially offset by the effects of economic downturn in the bulk segment. As compared to 2Q15, EBITDA grew by 42%, mainly due to seasonally higher volume and lower advertising and marketing expenses. During 9M15, EBITDA totaled R$ 248 million, up 11% over 9M14.

8

Ultracargo

Operational performance – Ultracargo’s average storage presented a 13% reduction from 3Q14, as a result of the partial interruption of the Santos terminal due to the fire accident occurred in the beginning of April, partially offset by the increased handling of fuels by the distributors. Compared to 2Q15, average storage increased by 4%, due to the gradual recovery of Santos, where activities were fully interrupted in April. Excluding Santos, Ultracargo’s other terminals reported a stable average storage in 3Q15 compared to the same period of the previous year and a 2% decrease compared to 2Q15, mainly due to the lower handling of chemicals. During 9M15, Ultracargo’s average storage decreased by 8% compared to 9M14.

Ultracargo – Average storage (000 m³)

Net sales and services – Ultracargo’s net sales and services totaled R$ 77 million in 3Q15, a 14% decrease compared to 3Q14, mainly due to the lower handling, resulting from the partial interruption of the Santos terminal as a result of the fire accident. As compared to 2Q15, net sales and services increased by 5%, mainly due to the gradual recovery of handling in Santos, where activities were fully interrupted in April. Excluding the operations in Santos, Ultracargo’s other terminals reported a 2% increase in net sales and services in 3Q15 compared to 3Q14 and a 1% decrease compared to 2Q15. During 9M15, net sales and services amounted to R$ 243 million, down 8% from 9M14.

Cost of services provided – Ultracargo’s cost of services provided in 3Q15 amounted to R$ 39 million, a 9% increase compared to 3Q14, mainly due to higher personnel costs. As compared to 2Q15, cost of services provided increased by 11%, mainly due to higher costs with port tariffs and concentration of maintenance costs. During 9M15, Ultracargo’s cost of services provided totaled R$ 109 million, up 3% over 9M14.

Sales, general and administrative expenses – Ultracargo’s sales, general and administrative expenses totaled R$ 24 million in 3Q15, a 2% increase compared to 3Q14, mainly due to the effects of inflation on expenses, partially offset by the end of the amortization of an intangible asset recorded in connection with the acquisition of the Itaqui terminal, in Maranhão. Compared with 2Q15, sales, general and administrative expenses increased by 1%. During 9M15, sales, general and administrative expenses totaled R$ 69 million, down 2% over 9M14.

Other operating results – In 3Q15, “Other operating results” line totaled net expenses of R$ 10 million compared to net expenses of R$ 2 million in 3Q14 and net expenses of R$ 74 million in 2Q15, mainly due to expenses related to the fire accident occurred in Santos.

EBITDA – Ultracargo’s EBITDA totaled R$ 14 million in 3Q15, a 67% decrease compared to 3Q14, mainly due to the lower handling, as a result of the partial stoppage of the Santos terminal and expenses related to the fire accident. Excluding the operations in Santos, Ultracargo’s other terminals reported an EBITDA of R$ 25 million, a 6% and 5% decrease compared to 3Q14 and 2Q15, respectively, mainly due to lower handling of chemicals and higher maintenance costs. During 9M15, Ultracargo reported EBITDA of R$ 13 million, mainly due to the impacts caused by the accident in Santos occurred in the beginning of April.

9

Extrafarma

As highlighted in “Considerations on the financial and operational information”, unless otherwise indicated, Extrafarma information for 9M14 refers to the months from February to September.

Operational performance – Extrafarma ended 3Q15 with 244 drugstores in the North and Northeast regions of Brazil, an increase of 34 drugstores (16%) compared to the end of 3Q14. By the end of 3Q15, 17% of the drugstores were under 1 year of operation, compared to 15% in 3Q14. There was an increase of 10 drugstores (13 openings and 3 closings) compared to 2Q15.

Extrafarma – Number of stores and maturation profile

Gross revenues – Extrafarma’s gross revenues totaled R$ 362 million in 3Q15, an 11% increase compared to 3Q14, mainly due to the increase in gross revenues in the retail segment resulting from the higher average number of drugstores and the 5% increase in same store sales, due to the maturation of drugstores and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED), partially offset by lower sales of mobile phones. As compared to 2Q15, Extrafarma’s gross revenues increased by 1%, influenced mainly by the higher average number of drugstores in the retail segment. During 9M15, Extrafarma’s gross revenues totaled R$ 1,058 million, up 28% over 9M14.

Cost of goods sold and gross profit – Extrafarma’s cost of goods sold totaled R$ 234 million in 3Q15, up 9% over 3Q14, mainly as a result of increased sales and the annual adjustment in the prices of medicines, set by CMED in 2Q15. In 3Q15, Extrafarma’s gross profit reached R$ 107 million, up 14% over 3Q14, mainly due to the growth in gross revenues in the retail segment. Compared with 2Q15, the cost of goods sold remained stable, while gross profit increased by 1%, mainly as a result of the concentration of trade promotion incentives in 3Q15. During 9M15, the cost of products sold and gross profit totaled R$ 689 million and R$ 309 million, both with a 27% increase as compared to 9M14.

Sales, general and administrative expenses – Extrafarma’s sales, general and administrative expenses totaled R$ 107 million in 3Q15, a 12% increase compared to 3Q14, mainly due to (i) the 16% growth in the number of drugstores, (ii) the effects of inflation on personnel expenses, (iii) the inclusion of expenses for the structuring for a more accelerated growth, (iv) the beginning of the operation of the new distribution center of Ceará, partially offset by lower integration expenses. As compared to 2Q15, sales, general and administrative expenses increased by 4% due to higher personnel expenses, resulting from annual collective wage agreement and the opening of new drugstores. During 9M15, sales, general and administrative expenses totaled R$ 307 million, up 36% over 9M14.

EBITDA – In 3Q15, Extrafarma’s EBITDA totaled R$ 6 million, an increase of R$ 4 million compared to 3Q14, mainly due to the increase in gross revenues and lower expenses with integration. Compared with 2Q15, Extrafarma’s EBITDA decreased by 34% mainly due to higher personnel expenses, resulting from annual collective wage agreement and the opening of new drugstores. During 9M15, EBITDA totaled R$ 20 million, 24% lower than that during 9M14.

10

Ultrapar

Net sales and services – Ultrapar’s consolidated net sales and services in 3Q15 increased by 11% compared to 3Q14, reaching R$ 19,161 million, due to the revenues growth in Ipiranga, Oxiteno, Ultragaz and Extrafarma. Compared with 2Q15, net sales and services increased by 4%, mainly due to the seasonality between periods. During 9M15, Ultrapar’s net sales and services increased by 10% compared with 9M14, totaling R$ 55,075 million.

EBITDA – Through a period of worsening of the Brazilian macroeconomic scenario, following the trend observed since the beginning of the year, Ultrapar’s consolidated EBITDA totaled R$ 944 million in 3Q15, a 20% increase compared to 3Q14 as a result of the EBITDA growth in all business units, except in Ultracargo, which was affected by the partial interruption of the Santos terminal. Compared to 2Q15, Ultrapar reported a 12% in EBITDA. During 9M15, EBITDA amounted to R$ 2,776 million, up 24% over 9M14.

EBITDA (R$ million)

Depreciation and amortization – Total depreciation and amortization costs and expenses in 3Q15 amounted to R$ 254 million, a 15% increase over 3Q14, as a result of investments made during the last 12 months, specially in the strategy of constant innovation in services and convenience in Ipiranga’s service stations, generating greater customer satisfaction and loyalty. Compared with 2Q15, total depreciation and amortization costs and expenses increased by 5%. During 9M15, Ultrapar’s total depreciation and amortization costs and expenses amounted to R$ 731 million, up 12% over 9M14.

Financial results – Ultrapar’s net debt at the end of September 2015 was R$ 5.7 billion, consistent with our leverage levels (1.5 times LTM EBITDA), compared to R$ 4.4 billion in September 2014 (1.4 times LTM EBITDA). Ultrapar reported net financial expenses of R$ 233 million in 3Q15, a R$ 126 million increase compared to 3Q14, mainly due to (i) higher interest rates, (ii) higher net debt, (iii) the effects of exchange rate fluctuations in the period and (iv) PIS/COFINS contributions on financial revenue. As compared to 2Q15, net financial expenses increased R$ 106 million, mainly due to the same factors mentioned in the comparison with 3Q14. During 9M15, Ultrapar reported net financial expenses of R$ 542 million, R$ 221 million higher than that during 9M14.

Net earnings – In 3Q15, net earnings totaled R$ 299 million, a 9% decrease compared to 3Q14, mainly due to the impact of financial results between periods. Compared with 2Q15, net earnings decreased by 10%. During 9M15, Ultrapar reported net earnings of R$ 1,016 million, up 16% over 9M14.

11

Investments – Total investments, net of disposals and repayments, amounted to R$ 374 million in 3Q15, allocated as follows:

•	At Ipiranga, R$ 237 million were invested, mainly in the expansion and maintenance of the service stations and franchises network.

•	At Oxiteno, R$ 39 million were invested, mainly in the maintenance of its production units.

•	At Ultragaz, R$ 54 million were invested, mainly in new clients in the bulk and LPG bottles segments.

•	Ultracargo invested R$ 4 million, mainly directed towards maintenance of terminals.

•	At Extrafarma, R$ 18 million were invested, mainly in the opening of new drugstores and renovation of existing drugstores.

R$ million	3Q15	2015	Total investments, net of disposals and repayments (R$ million)
Additions to fixed and intangible assets
Ipiranga	237	500
Oxiteno	39	87
Ultragaz	54	175
Ultracargo	4	10
Extrafarma	18	49
Total — additions to fixed and intangible assets¹	361	841
Financing to clients² – Ipiranga	2	(11)
Acquisition (disposal) of equity interest	11	31
Total investments, net of disposals and repayments	374	861

¹	Includes the consolidation of corporate IT
²	Financing to clients is included as working capital in the Cash Flow Statement

12

Ultrapar in capital markets

Ultrapar’s average daily trading volume in 3Q15 was R$ 140 million, 63% higher than the daily average of R$ 86 million in 3Q14, considering the combined trading volumes on the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 3Q15 quoted at R$ 66.80/share on the BM&FBOVESPA, with an appreciation of 2% in the quarter, while the Ibovespa index depreciated by 15% in the same period. At the NYSE, Ultrapar’s shares depreciated by 20% in 3Q15, while the Dow Jones index depreciated by 8% in the same period. Ultrapar closed 3Q15 with a market value of R$ 37 billion, up 29% over 3Q14.

Performance of UGPA3 vs. Ibovespa—3Q15

(Base 100)

Average daily trading volume

(R$ million)

13

Outlook

The characteristics and diversity of our businesses, as well as our management discipline when seeking efficiency, reaffirm the prospects of continuing to grow our results, even considering the lack of visibility of economic recovery in Brazil. Ipiranga will continue to capture the benefits from the growth of the vehicle fleet in Brazil and the expansion of Midwest, Northeast and North regions of Brazil through investments in the expansion of its distribution network and related logistics infrastructure. Additionally, it will continue with its differentiation initiatives, based on increasing the offer of products, services and convenience, to further increase customer loyalty and expand the number of clients, who are offered higher value-added products and services, while the reseller is provided with an additional source of revenue and differentiated positioning, thus maximizing the profitability of the chain as a whole, including Ipiranga’s. Oxiteno will continue with focus on innovation, with the development of new products, reaping the benefits from the maturation of investments in Brazil in a more favorable foreign exchange scenario, as well as intensify the international expansion. Ultragaz will continue focused on obtaining the benefits from the investments in capturing new customers and on managing costs and expenses constantly, which will contribute to the earnings progression. Ultracargo’s priority continues to be the clarification and management of the impacts derived from the accident in Santos, without ceasing to assess the opportunities from the growing demand for liquid bulk storage in Brazil. At Extrafarma, we will continue focused on the more accelerated expansion of the company.

14

Forthcoming events

Conference call / Webcast: November 6, 2015

Ultrapar will be holding a conference call for analysts on November 6, 2015 to comment on the company’s performance in the third quarter of 2015 and outlook. The presentation will be available for download on the company’s website 30 minutes prior to the conference call.

Brazilian: 09:30 a.m. (US EST)

Hotel Unique (public meeting with investors)

(Tavarua room)

São Paulo – SP

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International: 12:00 p.m. (US EST)

Participants in the US: +1 877 317 6776

Participants in Brazil: 0800 891 0015

Participants in other countries: +1 412 317 6776

Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company’s management. Words such as: “believe”, “expect”, “plan”, “strategy”, “prospects”, “envisage”, “estimate”, “forecast”, “anticipate”, “may” and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

15

Operational and market information

Financial focus	3Q15	3Q14	2Q15	9M15	9M14
EBITDA margin Ultrapar	4.9%	4.6%	4.6%	5.0%	4.5%
Net margin Ultrapar	1.6%	1.9%	1.8%	1.8%	1.8%
Focus on human resources	3Q15	3Q14	2Q15	9M15	9M14
Number of employees – Ultrapar	14,569	13,613	14,307	14,569	13,613
Number of employees – Ultragaz	3,628	3,651	3,628	3,628	3,651
Number of employees – Ipiranga	2,851	2,744	2,789	2,851	2,744
Number of employees – Oxiteno	1,812	1,826	1,799	1,812	1,826
Number of employees – Ultracargo	593	623	605	593	623
Number of employees – Extrafarma	5,223	4,344	5,032	5,223	4,344
Focus on capital markets	3Q15	3Q14	2Q15	9M15	9M14
Number of shares (000)	556,405	556,405	556,405	556,405	556,405
Market capitalization¹ – R$ million	36,314	30,116	38,217	35,286	30,021
BM&FBOVESPA	3Q15	3Q14	2Q15	9M15	9M14
Average daily volume (shares)	1,485,663	1,222,346	1,503,695	1,556,760	1,213,916
Average daily volume (R$ 000)	96,951	66,228	103,328	98,612	65,518
Average share price (R$/share)	65.3	54.2	68.7	63.3	54.0
NYSE	3Q15	3Q14	2Q15	9M15	9M14
Quantity of ADRs² (000 ADRs)	30,189	32,769	30,604	30,189	32,769
Average daily volume (ADRs)	657,291	361,089	441,078	517,563	336,422
Average daily volume (US$ 000)	12,018	8,548	9,840	10,235	7,924
Average share price (US$/ADR)	18.28	23.67	22.31	19.78	23.55
Total	3Q15	3Q14	2Q15	9M15	9M14
Average daily volume (shares)	2,142,954	1,583,436	1,944,773	2,074,323	1,550,338
Average daily volume (R$ 000)	139,862	85,704	133,580	131,549	83,649

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for Oxiteno’s margins on page 21, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations—Ultrapar Participações S.A.

+55 11 3177 7014

invest@ultra.com.br

www.ultra.com.br

[1]	Calculated based on the weighted average price in the period.
[2]	1 ADR = 1 common share.

16

ULTRAPAR CONSOLIDATED BALANCE SHEET In millions of Reais
	QUARTERS ENDED IN
	SEP	SEP	JUN
	2015	2014	2015
ASSETS
Cash, cash equivalents and financial investments	3,682.2	3,696.9	3,258.7
Trade accounts receivable	3,086.1	2,542.7	2,863.6
Inventories	2,495.1	1,941.3	2,367.9
Taxes	759.1	558.6	635.9
Other	145.7	110.9	192.2

Total Current Assets	10,168.3	8,850.4	9,318.2

Investments	107.9	65.3	99.7
Property, plant and equipment and intangibles	8,555.8	7,991.7	8,328.3
Financial investments	400.2	129.2	226.0
Trade accounts receivable	142.3	137.7	145.3
Deferred income tax	556.7	412.3	514.7
Escrow deposits	737.8	684.0	719.8
Other	191.2	199.8	189.7

Total Non-Current Assets	10,691.8	9,620.0	10,223.4

TOTAL ASSETS	20,860.1	18,470.5	19,541.7

LIABILITIES
Loans, financing and debentures	2,169.4	2,570.4	2,002.8
Suppliers	948.4	975.6	958.3
Payroll and related charges	388.7	287.7	297.9
Taxes	252.4	238.6	289.1
Other	187.8	169.7	191.7

Total Current Liabilities	3,946.8	4,241.9	3,739.8

Loans, financing and debentures	7,571.6	5,622.3	6,465.5
Provision for contingencies	660.7	629.2	645.0
Post-retirement benefits	120.8	110.8	116.7
Other	582.0	363.6	469.1

Total Non-Current Liabilities	8,935.1	6,726.0	7,696.2

TOTAL LIABILITIES	12,881.9	10,967.9	11,436.0

STOCKHOLDERS’ EQUITY
Capital	3,838.7	3,838.7	3,838.7
Reserves	3,722.0	3,238.6	3,722.0
Treasury shares	(394.9)	(111.5)	(270.4)
Others	783.5	507.9	789.0
Non-controlling interest	29.0	28.8	26.4

Total shareholders’ equity	7,978.2	7,502.6	8,105.7

TOTAL LIAB. AND STOCKHOLDERS’ EQUITY	20,860.1	18,470.5	19,541.7

Cash and financial investments	4,082.4	3,826.1	3,484.7
Debt	(9,741.0)	(8,192.7)	(8,468.3)

Net cash (debt)	(5,658.6)	(4,366.6)	(4,983.6)

17

ULTRAPAR CONSOLIDATED INCOME STATEMENT In millions of Reais (except per share data)
	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2015	2014	2015	2015	2014
Net sales and services	19,160.8	17,299.9	18,510.7	55,075.2	49,914.0
Cost of sales and services	(17,510.3)	(15,929.9)	(16,968.0)	(50,299.9)	(45,972.1)

Gross profit	1,650.5	1,370.0	1,542.7	4,775.3	3,941.9
Operating expenses
Selling	(636.7)	(556.7)	(613.6)	(1,834.5)	(1,584.3)
General and administrative	(337.8)	(268.9)	(309.6)	(935.4)	(833.5)
Other operating income (expenses), net	15.4	20.9	(21.2)	15.7	62.4
Income from sale of assets	4.6	8.5	2.4	29.2	15.2

Operating income	696.0	573.9	600.6	2,050.2	1,601.7
Financial results
Financial income	106.3	92.7	99.7	309.5	264.0
Financial expenses	(339.4)	(200.1)	(226.9)	(851.0)	(584.7)
Equity in earnings (losses) of affiliates	(5.8)	(5.2)	3.4	(5.2)	(10.8)

Income before income and social contribution taxes	457.1	461.3	476.9	1,503.4	1,270.1

Provision for income and social contribution taxes
Current	(110.4)	(130.3)	(223.9)	(495.1)	(436.9)
Deferred	(69.9)	(16.7)	56.4	(51.1)	(1.2)
Benefit of tax holidays	21.7	14.5	21.7	59.0	47.4

Net Income	298.5	328.8	331.1	1,016.2	879.5

Net income attributable to:
Shareholders of Ultrapar	295.9	326.2	328.6	1,009.3	872.2
Non-controlling shareholders of the subsidiaries	2.7	2.6	2.5	6.9	7.3
EBITDA	944.1	789.5	845.8	2,776.4	2,242.3
Depreciation and amortization	253.9	220.8	241.7	731.4	651.5
Total investments, net of disposals and repayments¹	374.0	372.2	328.5	860.8	759.0
RATIOS
Earnings per share—R$	0.54	0.59	0.60	1.84	1.59
Net debt / Stockholders’ equity	0.71	0.58	0.61	0.71	0.58
Net debt / LTM EBITDA	1.53	1.42	1.41	1.53	1.42
Net interest expense / EBITDA	0.25	0.14	0.15	0.20	0.14
Gross margin	8.6%	7.9%	8.3%	8.7%	7.9%
Operating margin	3.6%	3.3%	3.2%	3.7%	3.2%
EBITDA margin	4.9%	4.6%	4.6%	5.0%	4.5%
[1] Does not include association with Extrafarma

18

ULTRAPAR CONSOLIDATED CASH FLOW STATEMENT In millions of Reais
	JAN—SEP
	2015	2014
Cash Flows from (used in) operating activities	1,883.1	1,448.6
Net income	1,016.2	879.5
Depreciation and amortization	731.4	651.5
Working capital	(1,157.1)	(302.7)
Financial expenses (A)	1,585.8	632.0
Deferred income and social contribution taxes	51.1	1.2
Income from sale of assets	(29.2)	(15.2)
Cash paid for income and social contribution taxes	(368.4)	(320.5)
Other (B)	53.4	(77.1)
Cash Flows from (used in) investing activities	(872.3)	(766.5)
Additions to fixed and intangible assets, net of disposals	(841.3)	(747.5)
Acquisition and sale of equity investments	(31.0)	(19.0)
Cash Flows from (used in) financing activities	(1,328.6)	(408.9)
Debt raising	2,121.9	1,591.9
Amortization of debt	(1,640.1)	(700.2)
Interest paid	(682.2)	(511.2)
Payment of financial lease	(4.0)	(4.1)
Shares acquired by the Company kept in treasury	(292.7)	—
Related parties	—	—
Dividends paid (C)	(831.5)	(782.9)
Other (D)	—	(2.3)
Net increase (decrease) in cash and cash equivalents	(317.7)	273.3
Cash from subsidiaries acquired	—	9.1
Cash and cash equivalents at the beginning of the period (E)	4,400.1	3,543.7

Cash and cash equivalents at the end of the period (E)	4,082.4	3,826.1

Supplemental disclosure of cash flow information
Extrafarma—capital increase with the merger of shares and subscription warrants (F)	—	749.3
Extrafarma—gross debt assumed at the closing (F)	—	207.9

(A)	Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.
(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Corresponds to the transaction cost for the issuance of shares in 2014.
(E)	Includes cash, cash equivalents and short and long term financial investments.
(F)	As a result of the association with Extrafarma. For more information, see Note 3.a and Note 22 to our Interim Financial Information for 2Q14.

19

IPIRANGA CONSOLIDATED INVESTED CAPITAL In millions of Reais
	QUARTERS ENDED IN
	SEP	SEP	JUN
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	2,105.6	1,753.1	2,036.6
Trade accounts receivable—noncurrent portion	111.5	109.1	117.2
Inventories	1,536.9	1,164.4	1,498.3
Taxes	319.5	260.3	296.4
Other	289.5	242.2	288.9
Property, plant and equipment, intangibles and investments	3,803.9	3,448.7	3,705.1
TOTAL OPERATING ASSETS	8,166.8	6,977.7	7,942.4

OPERATING LIABILITIES
Suppliers	614.8	650.2	647.7
Payroll and related charges	102.4	85.3	79.3
Post-retirement benefits	104.2	101.0	103.0
Taxes	110.3	81.7	90.1
Provision for contingencies	108.8	137.0	111.2
Other accounts payable	168.0	153.2	176.7
TOTAL OPERATING LIABILITIES	1,208.6	1,208.5	1,208.0

IPIRANGA

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2015	2014	2015	2015	2014
Net sales	16,409.4	14,946.1	15,975.4	47,503.1	43,341.2
Cost of sales and services	(15,457.3)	(14,082.7)	(15,072.9)	(44,627.0)	(40,819.7)
Gross profit	952.2	863.4	902.5	2,876.1	2,521.5
Operating expenses
Selling	(364.6)	(327.4)	(349.8)	(1,067.1)	(978.8)
General and administrative	(160.6)	(138.8)	(152.0)	(456.3)	(427.2)
Other operating income (expenses), net	24.2	19.0	22.2	66.7	54.7
Income from sale of assets	2.9	9.6	2.7	29.4	15.2
Operating income	454.0	425.8	425.6	1,448.8	1,185.4
Equity in earnings (losses) of affiliates	0.2	0.2	0.8	1.3	0.8
EBITDA	610.4	556.7	575.7	1,900.6	1,576.5
Depreciation and amortization	156.2	130.8	149.2	450.5	390.3
RATIOS
Gross margin (R$/m3)	145	132	140	150	133
Operating margin (R$/m3)	69	65	66	76	63
EBITDA margin (R$/m3)	93	85	89	99	83
EBITDA margin (%)	3.7%	3.7%	3.6%	4.0%	3.6%

20

OXITENO CONSOLIDATED INVESTED CAPITAL In millions of Reais
	QUARTERS ENDED IN
	SEP	SEP	JUN
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	610.4	465.2	479.1
Inventories	659.1	515.9	579.8
Taxes	109.2	109.0	106.1
Other	119.5	108.4	120.3
Property, plant and equipment, intangibles and investments	1,793.1	1,663.6	1,695.6
TOTAL OPERATING ASSETS	3,291.3	2,862.2	2,980.9

OPERATING LIABILITIES
Suppliers	169.5	141.5	156.0
Payroll and related charges	121.6	64.6	85.1
Taxes	51.8	36.4	39.0
Provision for contingencies	95.5	93.2	98.0
Other accounts payable	26.6	18.3	25.3
TOTAL OPERATING LIABILITIES	465.1	354.0	403.3

OXITENO

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2015	2014	2015	2015	2014
Net sales	1,131.8	872.0	1,011.7	2,996.2	2,525.6
Cost of goods sold
Variable	(638.0)	(582.9)	(564.3)	(1,688.9)	(1,645.8)
Fixed	(101.7)	(66.3)	(86.7)	(272.7)	(211.2)
Depreciation and amortization	(35.1)	(33.1)	(32.4)	(98.9)	(93.8)
Gross profit	356.9	189.7	328.3	935.7	574.9
Operating expenses
Selling	(93.3)	(68.4)	(84.2)	(249.1)	(188.0)
General and administrative	(89.9)	(59.0)	(78.4)	(236.9)	(185.1)
Other operating income (expenses), net	(0.5)	0.1	(1.2)	(1.8)	(0.2)
Income from sale of assets	0.1	(0.2)	0.1	0.4	(0.1)
Operating income	173.3	62.1	164.5	448.4	201.5
Equity in earnings (losses) of affiliates	0.1	0.3	2.6	1.7	0.6
EBITDA	212.1	98.7	203.0	559.7	305.9
Depreciation and amortization	38.7	36.3	35.9	109.5	103.8
RATIOS
Gross margin (R$/ton)	1,870	927	1,705	1,675	982
Gross margin (US$/ton)	527	408	555	530	429
Operating margin (R$/ton)	908	304	854	803	344
Operating margin (US$/ton)	256	134	278	254	150
EBITDA margin (R$/ton)	1,111	483	1,054	1,002	522
EBITDA margin (US$/ton)	313	212	343	317	228

21

ULTRAGAZ
CONSOLIDATED INVESTED CAPITAL
In millions of Reais
	QUARTERS ENDED IN
	SEP	SEP	JUN
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	228.0	189.1	204.2
Trade accounts receivable—noncurrent portion	30.5	28.3	27.8
Inventories	62.0	57.7	61.7
Taxes	51.5	41.3	49.1
Escrow deposits	202.2	178.8	193.0
Other	48.9	38.6	51.0
Property, plant and equipment, intangibles and investments	851.8	786.2	832.0
TOTAL OPERATING ASSETS	1,474.9	1,320.0	1,418.6

OPERATING LIABILITIES
Suppliers	35.6	45.5	37.6
Payroll and related charges	112.2	92.4	84.8
Taxes	7.5	5.9	6.8
Provision for contingencies	96.6	88.8	93.7
Other accounts payable	30.6	25.5	30.1
TOTAL OPERATING LIABILITIES	282.6	258.2	252.9

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2015	2014	2015	2015	2014
Net sales	1,213.3	1,095.2	1,122.0	3,373.2	3,035.7
Cost of sales and services	(1,016.6)	(926.1)	(953.4)	(2.852.6)	(2,589.4)
Gross profit	196.7	169.2	168.6	520.6	446.3
Operating expenses
Selling	(88.6)	(79.1)	(91.7)	(256.6)	(222.9)
General and administrative	(44.8)	(35.1)	(39.4)	(123.0)	(103.8)
Other operating income (expenses), net	1.4	0.2	0.9	2.2	1.3
Income from sale of assets	1.8	(0.5)	(0.5)	(0.4)	0.9
Operating income	66.6	54.7	38.0	142.7	121.7
Equity in earnings (losses) of affiliates	0.0	0.0	(0.1)	(0.0)	—
EBITDA	103.3	89.4	72.8	248.4	223.8
Depreciation and amortization	36.7	34.7	34.9	105.7	102.0
RATIOS
Gross margin (R$/ton)	437	367	392	405	348
Operating margin (R$/ton)	148	119	88	111	95
EBITDA margin (R$/ton)	229	194	169	193	175

22

ULTRACARGO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais
	QUARTERS ENDED IN
	SEP	SEP	JUN
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	22.9	29.2	25.6
Inventories	2.6	1.6	2.6
Taxes	10.8	10.2	9.9
Other	24.1	18.3	32.2
Property, plant and equipment, intangibles and investments	898.1	926.6	905.6
TOTAL OPERATING ASSETS	958.5	985.9	976.0

OPERATING LIABILITIES
Suppliers	10.3	8.9	17.5
Payroll and related charges	16.6	16.8	14.5
Taxes	4.4	5.2	5.9
Provision for contingencies	13.8	11.3	12.7
Other accounts payable¹	43.1	42.2	41.1
TOTAL OPERATING LIABILITIES	88.3	84.4	91.7

¹	Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP
	2015	2014	2015	2015	2014
Net sales	77.2	89.7	73.4	242.8	263.0
Cost of sales and services	(39.2)	(35.9)	(35.4)	(109.3)	(106.4)
Gross profit	37.9	53.8	38.0	133.6	156.5
Operating expenses
Selling	(1.8)	(3.9)	(1.4)	(5.2)	(11.8)
General and administrative	(21.8)	(19.3)	(21.9)	(63.6)	(58.4)
Other operating income (expenses), net	(10.4)	1.5	(74.1)	(83.0)	5.9
Income from sale of assets	(0.2)	0.0	(0.0)	(0.2)	(0.6)
Operating income	3.7	32.2	(59.4)	(18.5)	91.6
Equity in earnings (losses) of affiliates	0.3	(0.1)	0.2	0.7	0.5
EBITDA	14.5	44.5	(48.8)	13.4	129.1
Depreciation and amortization	10.4	12.3	10.4	31.2	37.0
RATIOS
Gross margin	49%	60%	52%	55%	60%
Operating margin	5%	36%	-81%	-8%	35%
EBITDA margin	19%	50%	-67%	6%	49%

23

EXTRAFARMA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais
	QUARTERS ENDED IN
	SEP	SEP	JUN
	2015	2014	2015
OPERATING ASSETS
Trade accounts receivable	121.9	109.6	123.6
Inventories	234.5	201.7	225.4
Taxes	69.6	36.2	63.9
Other	10.7	11.3	12.1
Property, plant and equipment, intangibles and investments	137.8	73.0	125.9
TOTAL OPERATING ASSETS	574.6	431.8	550.9

OPERATING LIABILITIES
Suppliers	118.2	132.1	102.4
Payroll and related charges	35.6	28.3	34.1
Taxes	9.6	12.1	10.7
Provision for contingencies	55.7	46.8	55.5
Other accounts payable	16.4	16.5	16.1
TOTAL OPERATING LIABILITIES	235.6	235.8	218.8

EXTRAFARMA
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	SEP	SEP	JUN	SEP	SEP[1]
	2015	2014	2015	2015	2014
Gross revenues	361.8	326.7	358.9	1,058.4	824.5
Sales returns, discounts and taxes	(21.1)	(17.7)	(20.4)	(60.6)	(41.7)
Net sales	340.7	309.0	338.6	997.8	782.8
Cost of sales and services	(234.0)	(215.0)	(233.3)	(688.8)	(540.3)
Gross profit	106.7	94.0	105.3	309.0	242.6
Operating expenses	(107.0)	(95.5)	(102.8)	(306.9)	(225.5)
Other operating income (expenses), net	0.2	0.0	1.1	1.3	0.8
Income from sale of assets	(0.0)	(0.4)	(0.0)	0.1	(0.2)
Operating income	(0.1)	(1.9)	3.5	3.5	17.6
Equity in earnings (losses) of affiliates	—	—	—	—	—
EBITDA	5.9	1.6	8.9	20.0	26.5
Depreciation and amortization	6.0	3.5	5.4	16.5	8.8
RATIOS²
Gross margin (%)	30%	29%	29%	29%	29%
Operating margin (%)	0%	-1%	1%	0%	2%
EBITDA margin (%)	2%	0%	2%	2%	3%

¹Relative	to the months of February to September
³Calculated	based on gross revenues

24

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais — IFRS
LOANS	Balance in September/20151
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (% p.y.)[2]	Maturity
Foreign Currency
Foreign loan[3]	1,061.8	—	—	—	—	—	1,061.8	US$ + LIBOR	+0,6	2017 to 2018
Notes	—	—	1,012.7	—	—	—	1,012.7	US$	+7,3	2015
Foreign loan[5]	553.2	—	—	—	—	—	553.2	US$	+2,1	2017 to 2018
Advances on foreign exchange contracts	—	303.8	—	—	—	—	303.8	US$	+1,4	< 352 days
Foreign loan	—	238.0	—	—	—	—	238.0	US$ + LIBOR	+1,0	2017
Financial institutions	—	151.0	—	—	—	—	151.0	US$	+2,8	2015 to 2017
Financial institutions	—	80.5	—	—	—	—	80.5	US$ + LIBOR	+2,0	2016 to 2017
Foreign currency advances delivered	—	45.1	—	—	—	—	45.1	US$	+1,1	< 121 days
BNDES	4.7	19.9	7.0	—	—	—	31.6	US$	+6,0	2015 to 2020
Financial institutions	—	28.3	—	—	—	—	28.3	MX$+ TIIE	+1,0	2016
Subtotal	1,619.8	866.6	1,019.7	—	—	—	3,506.1
Local Currency
Banco do Brasil floating rate	3,022.7	—	—	—	—	—	3,022.7	CDI	105.0	2016 to 2019
Debentures — 1st and 2nd issuances IPP	1,463.6	—	—	—	—	—	1,463.6	CDI	107.9	2017 to 2018
Debentures — 5th issuance	—	—	—	—	—	803.7	803.7	CDI	108.3	2018
BNDES	170.8	73.0	134.5	60.7	—	—	439.1	TJLP	+2,6	2015 to 2021
Export Credit Note floating rate	—	158.6	—	—	—	—	158.6	CDI	101.5	2018
Banco do Nordeste do Brasil	—	36.4	—	34.4	—	—	70.8	R$	+8,5	2015 to 2021
Research and projects financing (FINEP)	24.9	40.1	—	—	—	—	65.0	R$	+4,0	2015 to 2021
BNDES	43.6	3.6	5.5	1.0	1.2	—	54.9	R$	+4,7	2015 to 2022
Financial leasing	—	—	46.0	—	—	—	46.0	IGPM	+5,6	2015 to 2031
Export Credit Note[4]	—	26.5	—	—	—	—	26.5	R$	+8,0	2016
BNDES	19.2	—	—	—	—	—	19.2	SELIC	+2,2	2015 to 2021
Research and projects financing (FINEP)	2.4	2.7	3.3	—	—	—	8.4	TJLP	-1.3	2015 to 2023
Working capital loan — fixed rate	—	—	—	—	1.7	—	1.7	R$	+10,3	2015 to 2016
Financial leasing floating rate	—	—	—	—	0.4	—	0.4	CDI	+2,8	2015 to 2017
Agency for Financing Machinery and Equipment (FINAME)	—	—	—	—	0.3	—	0.3	TJLP	+5,6	2015 to 2022
Financial leasing fixed rate	—	—	—	—	0.1	—	0.1	R$	+15,4	2015 to 2017
Subtotal	4,747.2	341.0	189.3	96.1	3.7	803.7	6,181.1
Check
Unrealized losses on swaps transactions	45.3	5.2	3.4	—	—	—	53.9
Total	6,412.3	1,212.8	1,212.4	96.1	3.7	803.7	9,741.0
Composition per maturity
Up to 1 year	505.2	546.1	1,077.5	33.6	2.8	4.3	2,169.4
From 1 to 2 years	2,154.5	411.5	41.5	27.2	0.5	(0.3)	2,634.9
From 2 to 3 years	1,529.6	218.4	26.0	14.3	0.2	799.8	2,588.3
From 3 to 4 years	2,196.2	18.8	26.0	7.6	0.2	—	2,248.8
From 4 to 5 years	23.6	8.8	6.3	7.4	0.0	—	46.1
Thereafter	3.2	9.2	35.1	6.0	0.0	—	53.4
Total	6,412.3	1,212.8	1,212.4	96.1	3.7	803.7	9,741.0

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council). On September 30, 2015, TJLP was fixed at 6.5% p.a. / IGPM = General Index of Market Prices / SELIC = base interest rate set by Brazilian Central Bank

	Balance in September/2015[1]
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated
CASH AND LONG TERM INVESTMENTS	1,775.9	1,242.1	734.7	251.3	5.1	73.2	4,082.4

1 As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument.

2 Certain loans are hedged against foreign currency and interest rate exposure (see note 22 to financial statements).

3 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 102.66% of CDI on average.

4 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 88.80% of CDI on average.

5 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 100.63% of CDI on average.

25

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (10/2015)

Date, Time and Location:

November 4, 2015, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors; and (ii) member of the Fiscal Council, pursuant to the terms of article 163, §3, of the Brazilian Corporate Law.

Decisions:

1.	Pursuant to article 25, sole paragraph, of the Company’s Bylaws and considering the absence of the Chairman of the Board of Directors, Mr. Paulo Guilherme Aguiar Cunha, Mr. Lucio de Castro Andrade Filho, Vice-Chairman of the Board of Directors, assumed the presidency of the meeting.

2.	After having analyzed and discussed the performance of the Company in the third quarter of the current fiscal year, the respective financial statements were approved.

3.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A. , held on November 4th, 2015)

4.	The members of the Board of Directors examined and approved, in accordance with Ultrapar’s Investment Approval Policy, the proposal for investments to increase the production capacity by 170 thousand tons per year in the United States of America by Oxiteno, the Company’s business in the chemicals segment, in the total amount of USD 113 million.

5.	By reason of the recent instructions of CVM nr 567/15 and nr 568/15, the Board of Directors approved the proposed amendment of the text of the Material Fact Disclosure Policy and Securities Trading Policy submitted by the Executive Officers.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned Board Members present, as well as by the member of the Fiscal Council.

Lucio de Castro Andrade Filho – Vice-Presidente

Alexandre Gonçalves Silva

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

Flavio César Maia Luz –President of the Fiscal Council

Draft – February 20, 2015

MATERIAL FACT DISCLOSURE POLICY AND SECURITIES TRADING POLICY

Draft – February 20, 2015

TABLE OF CONTENT

» SECTION I - GENERAL RULES

1.1. - INTRODUCTION

1.2. - GENERAL PURPOSES

1.3. - PERSONS SUBJECT TO THE POLICIES

1.4. - DISCLOSURE AND TRADING COMMITTEE

»SECTION II - DISCLOSURE POLICY

2.1. - SPECIFIC PURPOSES

2.2. - DISCLOSURE OF MATERIAL FACTS

2.3. - EXCEPTION FOR IMMEDIATE DISCLOSURE

2.4. - DUTIES OF THE INVESTOR RELATIONS OFFICER

2.5. - DUTY OF CONFIDENTIALITY

2.6. - COMMUNICATION AND DISCLOSURE WITH RESPECT TO DISPOSAL OR ACQUISITION OF MATERIAL OWNERSHIP INTEREST

»SECTION III - TRADING POLICY

3.1. - SPECIFIC PURPOSES

3.2. - GENERAL RULES

3.3. - TRADING PROHIBITIONS

3.4. - EXCEPTIONS FOR TRADING PROHIBITIONS

3.5. - INDIVIDUAL INVESTMENT PROGRAMS

3.6. - ACCREDITTED STOCKBROKERS

»SECTION IV - INFRACTIONS AND SANCTIONS

»SECTION V - FINAL PROVISIONS

ATTACHMENT I - DEFINITIONS

ATTACHMENT II - INSTRUMENT OF ADHESION

Draft – February 20, 2015

I. GENERAL RULES

1.1.—INTRODUCTION

1.1.1. This document sets forth the Material Fact Disclosure Policy and Trading Policy of Securities issued by Ultrapar (“Policies”), which were prepared pursuant to Instruction No. 358/02 and the best market practices, which must be acknowledged, adhered and complied with by all Persons Subject to the Policies.

1.1.2. Capitalized terms used herein, in plural or singular, shall have the meaning attributed to them in Attachment I—Definitions.

1.2.—GENERAL PURPOSES

1.2.1. The general purpose of the Policies is to establish the rules with respect to disclosure of information and trading of Securities by any person holding or who may hold information owned by or of the interest of Ultra.

1.2.2. For purposes of the Policies, information that may be held by Persons Subject to the Policies or third parties are classified as follows:

“Material Fact”: any decision made by the controlling shareholder, if any, resolution made by the General Shareholders´ Meeting or the management bodies of Ultra or any other political-administrative, technical, business or economic-financial act or fact occurred or related to Ultra’s business, that may reasonably influence: (a) the price of the Securities; (b) the decision of investors to buy, sell or maintain the Securities; or (c) the decision of investors to exercise any rights inherent to their condition as holders of Securities. Potentially material acts or facts are, amongst others, described in article 2 of Instruction No. 358/02. For purposes of the Policies, and without prejudice to the provisions set forth in items 3.2 and 3.3., the Arrangements shall not be deemed Material Facts;

“Privileged Information”: (i) undisclosed Material Facts; and (ii) undisclosed information not related to a Material Fact, but which may become a Material Fact, such as the Arrangements and other events of this nature; and

“Sensitive Information”: any sensitive information, which does not constitute a Privileged Information and still not disclosed to the public or which is usually not disclosed to the public, such as information on sales per unit, distributor or region. A Sensitive Information may become a Privileged Information if the content of such Sensitive Information has no longer the standard or expectation of a Sensitive Information and if such Sensitive Information materially impacts, or may impact, Ultra’s business.

1.2.2.1. For purposes of the Policies, “Arrangements” refer to the understandings for the execution of agreements or other legal transactions before their conclusion, including the execution of related instruments, such as confidentiality agreements, unbinding proposals, powers of attorneys to third parties and assistants. Without prejudice to the provisions set forth in items 3.2. and 3.3., the Arrangements are not deemed Material Facts.

1.2.3. The Policies set forth several consequences by virtue of the existence and holding of information, depending on the classification of such information. Thus, in sum:

(i)	all Material Facts must be immediately disclosed, except when the postponing of such disclosure is permitted;

Draft – February 20, 2015

(ii) Privileged Information shall only be disclosed when they become Material Facts or in other special events in which such information, to the best interest of Ultra, must be disclosed to the public;

(iii) knowledge of undisclosed Material Fact or Privileged Information (a) prevents the person holding or aware of such information from trading and (b) authorizes the Committee to establish an Extraordinary Trading Restriction to the Persons Subject to the Policies; and

(iv) knowledge of Sensitive Information (a) does not prevent the person holding or aware of such information from trading, but (b) subjects the disclosure of such information to third parties to the execution of a confidentiality agreement.

1.3.—PERSONS SUBJECT TO THE POLICIES

1.3.1. The following persons (“Persons Subject to the Policies”) shall comply with the rules and guidelines established in the Policies:

(a)	Controlling Shareholders, if any;

(b)	Managers;

(c)	all persons that hold management positions at Ultra or Ultra’s affiliates; and

(d) other persons indicated by the Committee, at its sole discretion, holding or that may hold information related to Ultra.

1.3.2. The Persons Subject to the Policies must represent to be fully of and adhere to the terms of the Policies as sets forth in item 5.2.; however, potential omission to represent such awareness and perform such adhesion does not exempt the Persons Subject to the Policies from the duty to comply with the Policies.

1.3.3. The Persons Subject to the Policies may only share information related to Ultra, which they have access to, with other Persons Subject to the Policies.

1.3.4. Exceptionally, the Persons Subject to the Policies may share information with other persons, at the sole discretion of the Committee, and upon prior authorization by the Committee, who evidently adopt their own policy having substantially a similar content and effects to these Policies, always subject to Ultra’s convenience that such sharing of information may occur.

1.3.5. The Persons Subject to the Policies must ensure that the rules of the Policies are complied with by the persons under their influence, including companies or investment funds controlled by them, affiliated to or under common control, directly or indirectly, by Spouses and Dependents, provided that the Persons Subject to the Policies shall be held jointly liable with those persons in the event of non-compliance with the Policies arising out of failure of compliance with such duty.

1.4.—DISCLOSURE AND TRADING COMMITTEE

1.4.1. The Company shall have a Disclosure and Trading Committee (“Committee”) with the following duties:

(a) assist the Investor Relations Officer as to the decision to disclose information to the market, through any means, amongst which the Reference Form, forms to be filed with SEC, material facts, notices to the market, notice to shareholders and press releases;

Draft – February 20, 2015

(b) advise the Investor Relations Officer with respect to decisions attributed to him/her by the Policies or Regulation;

(c) resolve on non-disclosure of Material Facts, for the events set forth in item 2.3., with the consequent comunication of trading prohibition to the Persons Subject to the Policies;

(d) resolve on the establishment of Extraordinary Trading Restrictions, as provided for in item 3.3.2.;

(e) provide clarifications as to the application or interpretation of the provisions set forth in the Policies, law and Regulation, including with respect to the necessary disclosure of certain information;

(f) analyze the content of Individual Investment Programs received from by Persons Subject to the Policies, in order to safekeep and ensure compliance with the purposes set forth in the Policies;

(g) analyze, at the request of the Investor Relations Officer, doubts related to compliance with the Policies, including as a result of the analysis of information provided by the Accredited Stockbrokers, as provided for in item 3.6.4.;

(h) resolve on the applicable measures in cases of non-compliance with the Policies, as well as on the need to inform of this matter to the Board of Directors of the Company in order to adopt additional measures potentially applicable, as set forth in item 4.2.;

(i) indicate other persons that have or may have access to information related to Ultra, who must be subject to the terms set forth in these Policies, as provided for in item 1.3.1.(d);

(j) authorize, at its sole discretion, provided that convinced on Ultra’s convenience, the Persons Subject to the Policies to share information with third parties, as provided for in items 1.3.3. and 1.3.4.;

(k) indicate up to five (5) Accredited Stockbrokers who must intermediate, with exclusivity, all Securities traded by the Persons Subject to the Policies, informing the Persons Subject to the Policies with respect to any changes to the list of Accredited Stockbrokers; and

(l) submit semiannual report to the Board of Directors of the Company in order to verify if the transactions performed by the beneficiaries are in accordance with the Individual Investment Program duly filed by them within the Company.

1.4.2. The Committee shall be comprised up to six (6) members, including, necessarily, the Chief Executive Officer, the Chief Financial and Investor Relations Officer, who shall appoint the other members.

1.4.3. The Committee shall meet whenever called by the Investor Relations Officer, or any of the other members, provided that all decisions of the Committee shall depend on the majority of the members of the Committee, without prejudice to the prerogatives set forth in the Policies and Regulation to the Investor Relations Officer.

1.4.4. Call notices shall be made through electronic communication to be sent with the advance required and permitted by the subject matter of the meeting, and the meetings shall be held at the Company’s headquarters, except when another place is required by exceptional conditions. Meetings may be attended through conference call, video conference or through any other remote mean of communication, being the electronic vote permitted.

Draft – February 20, 2015

II. DISCLOSURE POLICY

2.1.—SPECIFIC PURPOSES

2.1.1. The purposes of the Disclosure Policy are to:

(a) rule the disclosure to the market of information which, according to its nature and characteristics, must be classified as Material Fact, setting forth the rules and guidelines to be complied with by the Investor Relations Officer and by the other Persons Subject to the Policies with respect to the disclosure of such information and secrecy of such information, while not disclosed;

(b) establish the general and conduct rules to be adopted by the Company in order to classify information as Material Facts, and to disclose such information, constituting, for the benefit of investors and the market in general, predictability to the conducts to be adopted by the Company; and

(c) prevent the selective disclosure of information on Material Facts and Privileged Information.

2.2.—DISCLOSURE OF MATERIAL FACTS

2.2.1. The verification of the occurrence of Material Facts shall always consider: (i) the materiality of such Material Facts under Ultra’s activities and size, and not individually, (ii) the presence of reasonable influence criteria described in the definition of Material Fact, (iii) the historical of disclosure of material information by the Company and not unspecifically, in order to avoid the non-relevant disclosure of Material Facts to the detriment of the quality of the analysis, by the market, of Ultra’s perspectives.

2.2.2. The Investor Relations Officer and the Committee shall ensure that the Material Facts are disclosed as provided by law, the Regulation and this Disclosure Policy, in a clear and accurate form, in accessible language to investors, as well as ensure that Material Facts are widely and immediately disclosed to all markets in which the Securities are traded.

2.2.3. Whenever possible, the disclosure of any Material Facts shall occur before the commencement or after the closure of business at Stock Markets, provided that, in the event of incompatible times with other markets, the time of operation of the Brazilian Stock Market shall prevail.

2.2.4. The Persons Subject to the Policies shall inform any Material Facts they are aware of, in writing, to the Investor Relations Officer, so his/her may take the measures necessary in order to disclose the information, as provided by law, Regulation and in this Disclosure Policy, except for the events in which such information must not be disclosed, as set forth in item 2.3.

2.2.4.1 If the Persons Subject to the Policies are personally aware of a Material Fact and verify the omission, by the Investor Relations Officer, in complying with his/her duty of communication and disclosure, including in the event set forth in the sole paragraph of article 6 of Instruction No. 358/02, they shall only be exempt from liability if they immediately notify such Material Fact to CVM.

2.2.4.2. The communication referred to in item 2.2.4. shall be dismissed upon proven awareness of such Material Fact by the Investor Relations Officer and the decision of not disclose such information, taken pursuant to the provisions set forth in this Disclosure Policy.

2.2.5. The Company (i) does not comment, rumors or speculations originated in the market, except under extreme situations that imply or may imply the significant volatility of the Company’s Securities; and (ii) does not disclose or

Draft – February 20, 2015

provide prospective information (guidance), except in extraordinary cases in which Company’s management deems necessary to do so.

2.2.6. When the information to be disclosed is not classified as a Material Fact, other disclosure means shall be used such as notices to the market, press releases, notices to shareholders, as the case may be, subject to, to the extent possible, item 2.2.3.

2.3.—EXCEPTION FOR IMMEDIATE DISCLOSURE

2.3.1. The disclosure of Material Facts may be postponed in exceptional situations if such disclosure implies in putting Ultra’s lawful interest at risk.

2.3.2. The postponing of disclosure of Material Facts shall be subject to the decision (a) by Controlling Shareholders, if any, and provided that such information is restricted to such shareholders, or (b) by the Committee.

2.3.3. If information related to an undisclosed Material Fact gets out of control, or in the events of atypical fluctuation of the price of the Securities or traded volume, such Material Fact must be disclosed to the market, subject to, to the extent possible, item 2.2.3.

2.3.4. If an information is restricted to the Controlling Shareholders, if any, and such Controlling Shareholders decide not to disclose such information, they shall notify the Investor Relations Officer, and he/she shall notify the Committee, with respect to the existing Material Fact, whether due to atypical fluctuation of the price or traded volume of the Securities or due to examination by the Investor Relations Officer, so that the necessary immediate disclosure is analyzed.

2.4.—DUTIES OF THE INVESTOR RELATIONS OFFICER

2.4.1. The Investor Relations Officer shall:

(a) disclose the Material Fact, simultaneously to the CVM, SEC and the Stock Markets and markets in general, immediately after the occurrence thereof, subject to item 2.2.3.;

(b) ensure the wide and immediate dissemination of such Material Facts in all markets where the Securities are authorized to trade, except for the provision of item 2.3.;

(c) render all additional clarifications as to such Material Fact, when requested to do so by the appropriate authorities or by any Stock Markets;

(d) should there be an unusual oscillation in the price or trading volume of the Company’s Securities, the Investor Relations Officer must question the persons with potential access to Privileged Information in order to establish whether they are aware of any information that must be disclosed to the market;

(e) electronically communicate any existing Ordinary and Extraordinary Trading Restrictions;

(f) follow up on information received from the Accredited Stockbrokers as to Securities traded by Persons Subject to the Policies, submitting his/her conclusions to the Committee whenever doubts arise with respect to compliance with the Policies;

(g) provide the Stock Market with information related to any disposal or acquisition of Material Ownership Interest, as provided for in item 2.6.3.; and

Draft – February 20, 2015

(h) instruct the Accredited Stockbrokers, in writing, not to register the transactions undertaken by the Persons Subject to the Policies, during the periods of Ordinary Trading Restriction referred to in item 3.3.1.(b), (c) (d) and (e).

2.5. –DUTY OF CONFIDENTIALITY

2.5.1. The Persons Subject to the Policies and all persons that may have access to Privileged Information or Sensitive Information must keep the confidentiality of such Privileged Information or Sensitive Information still not disclosed by the Company.

2.5.2. The Persons Subject to the Policies and all persons that may have access to Privileged Information or Sensitive Information must not discuss any Privileged Information or Sensitive Information at public places or in the presence of third parties.

2.5.3. Privileged Information or Sensitive Information may only be discussed with those who are required to be aware of them, subject to item 2.5.5., and to the extent legally permitted.

2.5.4. The Persons Subject to the Policies who, inadvertently or without authorization, communicate, in any way, personally or through third parties, any Privileged Information or Sensitive Information to any third party, before such Privileged Information or Sensitive Information is disclosed to the market, must immediately inform such act to the Investor Relations Officer so that he/she may take the applicable measures.

2.5.5. Sensitive Information may only be disclosed to third parties upon the execution of agreements that obligate the receiving party (i) to keep the confidentiality of such information, and (ii) not to trade Securities based on such information. This provisions is not applicable to the disclosure of information to a person who is required by law to comply with such duties.

2.5.6. In addition to the Persons Subject to the Policies, all persons that have access to information owned by or of the interest of Ultra must keep the confidentiality of such information and adopt discretion and sobriety when such information has to be disclosed to third parties at Ultra’s interest, or when such information has to be disclosed as provided by the Disclosure Policy, by law or Regulation.

2.6. –COMMUNICATION AND DISCLOSURE WITH RESPECT TO DISPOSAL OR ACQUISITION OF MATERIAL OWNERSHIP INTEREST

2.6.1. The Controlling Shareholders, if any, and the shareholders who elect members of the Board of Directors or member of the Fiscal Council of the Company, as well as any individual or legal entity, or group of persons, acting jointly or representing the same interest, that held a Material Ownership Interest, must inform the Company with respect to the disposal or acquisition of Material Ownership Interest.

2.6.2. Upon the intention to change the composition of the shareholding control or administrative structure of the Company, or upon an acquisition that results in the obligation to perform a public offer, the acquiror must disclose the information required by Instruction No. 358/02 by the press.

2.6.3. The Investor Relations Officer shall send information to the CVM, SEC and the Stock Market.

Draft – February 20, 2015

III. TRADING POLICY

3.1.	SPECIFIC PURPOSES

3.1.1. The purposes of the Trading Policy are to:

(a)	prevent and prohibit the improper use of Privileged Information and Sensitive Information owned by Ultra; and

(b)	provide the rules and guidelines to be adopted for Securities traded by the Persons Subject to the Policies, including with respect to periods of trading restriction or conditions to be complied with for the trading of Securities to be permitted in such periods.

3.2.	GENERAL RULES

3.2.1. The Persons Subject to the Policies may not use Privileged Information in order to obtain, directly or indirectly, for themselves or to third parties, any pecuniary advantages, including through the trading of Securities.

3.2.2. Before the disclosure to the public of Privileged Information pursuant to the Policies, Securities may not be traded by Persons Subject to the Policies that are aware of such Privileged Information or of the date of disclosure thereof.

3.2.3. The Securities may not be traded by Persons Subject to the Policies (i) in the event of public offer for distribution of Securities, until the disclosure of the announcement of its closing, subject to the exceptions set forth in Instruction No. 400/03; and (ii) in the event of public offering for distribution of Securities with restricted efforts, during the period of ninety (90) days counted as from the subscription or acquisition of certain Securities by the investor, pursuant to the terms of Instruction No. 476/09.

3.2.4. Short swing transaction with the Securities may not be carried out by the Persons Subject to the Policies, who may not dispose the Securities acquired by them over the last six (6) months.

3.2.5. The restrictions set forth in this Trading Policy are not applicable to trading performed by investment funds whose Persons Subject to the Policies are quotaholders of, provided that:

(a)	such investment funds are not exclusive; and

(b)	trading decisions made by the manager of such investment fund are not influenced by quotaholders.

3.2.6. The Company or the Persons Subject to the Policies may only trade Securities through the Accredited Stockbrokers.

3.2.7. The Accredited Stockbrokers must be instructed by the Investor Relations Officer to inform him/her, on a daily basis, or at his/her request, all Securities traded by Persons Subject to the Policies. The Investor Relations Officer shall, based on such information, monitor and analyze Securities traded by Persons Subject to the Policies, in order to verify compliance with the Policies.

3.2.8. The repurchase of shares issued by the Company shall be subject to to previous approval by general shareholders meeting whenever:

Draft – February 20, 2015

(a)	performed outside organized markets of Securities, (i) envolves, even by several single operations, more than five per cent (5%) of type or class of shares in less than eighteen (18) months; (ii) the price is ten per cent (10%) over, in case of adquiring, or ten per cent (10%) less in case of disposal, than the average weight for last stock exchange prices; or (iii) the counterparty is related to the Company; or

(b)	if it has the purpose to modify or to preserve the composition of the shareholding control or administrative structure of the Company.

3.3.	– TRADING RESTRICTIONS

3.3.1. The Persons Subject to the Policies and the Company itself may not trade Securities, regardless of determination by the Investor Relations Officer or the Committee (“Ordinary Trading Restrictions”):

(a) whenever any Material Fact which the Persons Subject to the Policies and the Company are aware of is pending of disclosure;

(b) in	the period of fifteen (15) days prior to the disclosure of ITR and SFS forms;

(c) whenever any periods of trading restriction related to the event of public offering for distribution of Securities, as provided for in item 3.2.3.;

(d) as from the time they have access to information with respect to the intention to perform a merger, total or partial spin-off, transformation or consolidation involving the Company; and

(e) during	any share acquisition or disposal program undertaken by the Company itself.

3.3.1.1. The restriction set forth in item “e” above shall only be effective during the days in which repurchase is actually performed by the Company, provided that: (i) the week days in which the Company will trade in the market are established; and (ii) the Investor Relations Officer informs the Persons Subject to the Policies of such days and instructs the Accredited Stockbrokers on the days the restriction will be effective.

3.3.2. Without prejudice to the Ordinary Trading Restrictions, the Committee may establish other Securities’ trading restriction periods (“Extraordinary Trading Restrictions”), applicable to the Persons Subject to the Policies or to a part of them, whether due to the holding of Privileged Information, or to protect Ultra’s image.

3.3.3. In the event of an Extraordinary Trading Restriction, the Investor Relations Officer shall immediately electronically communicate the Persons Subject to the Policies or those subject to the restriction, the period in which the trading of Securities will be restricted, without providing the reasons for such restriction.

3.3.4. The Committee will not be required to justify the decision to establish an Extraordinary Trading Restriction, and information on the existence of such Extraordinary Trading Restriction must be treated with confidentiality by the persons subject to such restriction.

3.3.5. The Board of Directors of the Company may not deliberate on the acquisition or disposal of shares issued by the Company itself in the event any agreement or contract has been entered into in order to transfer shareholding control (direct or indirect) of the Company, or in the event an option or power of attorney has been granted for this purpose, as well as upon the existence of the firm intention to promote a merger, total or partial spin-off, consolidation, transformation or corporate reorganization of the Company, and while such transaction is not disclosed to the public as Material Fact.

Draft – February 20, 2015

3.4.	– EXCEPTIONS TO TRADING PROHIBITIONS

3.4.1. The trading restrictions shall not apply to: (a) transactions with shares held in treasury, through a private trading, or the subscription of new shares, provided that such private trading or subscription result from the exercise of a call option arising out of, and pursuant to, the stock option plan approved at general shareholders’ meeting; and (b) potential repurchases by the Company, also through a private trading, of shares referred to in sub-item “a” of this item.

3.4.2. The trading restrictions set forth in item 3.3.1. shall not apply to Persons Subject to the Policies when their transactions are carried out as long-term investment through Individual Investment Programs approved by the Committee, and as from the date of its approval.

3.5. — INDIVIDUAL INVESTMENT PROGRAMS

3.5.1. The Persons Subject to the Policies may request Individual Investment Programs to be filed at the Company, which shal be submitted to the analysis of the Committee with respect to their compatibility with the provisions set forth in the Policies and Regulation, provided that such programs are submitted when no Material Fact is pending disclosure

3.5.2. The Individual Investment Programs will be duly filed at the Company and shall follow the specifications below:

(a)  before the Individual Investment Programs are filed, the calendar including the specific disclosure dates of ITR and SFS forms must be approved;

(b)  the Individual Investment Programs may not be filed during (a) the period of any trading restriction, respecting item 3.5.3., and (b) the period of fifteen (15) days before disclosure of ITR and SFS forms;

(c)  the beneficiaries may only trade the Securities covered by Individual Investment Programs, or by a modification in a program, six (6) months after the Committee’s approval;

(d) the	Individual Investment Programs shall establish:

(i)  the irrevocable and irreversible commitment of participants to trade Securities as of the dates established in the Individual Investment Programs, previously indicating the volume of proper funds to be traded;

(ii)  the type and the class of Securities subject to the investment or divestiture;

(iii)  the obligation to extend the purchase commitment, even after the lapse of the period originally established to bind the participant to the plan, upon a pending Material Fact not disclosed to the market; and

(iv)  the obligation of the beneficiaries of the Individual Investment Program to revert to the Company any losses prevented or gains at trading with Securities, arising out of the potential change of the disclosure dates of ITR and SFS forms, ascertained based on reasonable criteria to be established by such Individual Investment Program.

(e) the	beneficiaries shall not:

(i)  maintain simultaneously more than one Individual Investment Program; and

Draft – February 20, 2015

(ii) perform transactions that shall nullify or mitigate economic effects of the transactions determined by the Individual Investment Program.

3.5.3. The Individual Investment Programs may be filed at the Company during the effectiveness of a stock repurchase program approved by the Company, provided that participants must comply with all trading rules applicable according to these Policies.

3.6.—ACCREDITTED STOCKBROKERS

3.6.1. In order to assure proper Security trading standards and compliance with the rules provided for in the Policies, the Persons Subject to the Policies may only trade the Securities upon intermediation by the Accredited Stockbrokers indicated by the Committee.

3.6.3. The Company must provide the Accredited Stockbrokers with a list of the Persons Subject to the Policies, as set forth in item 5.2.1., also providing, in case of changes, any necessary update. The Accredited Stockbrokers will not be informed by the Company with respect to (i) the occurrence of the event set forth in item 3.3.1.(a); and (ii) Extraordinary Trading Restrictions, but will be informed on any other event of Ordinary Trading Restriction.

3.6.4. The Accredited Stockbrokers will be instructed, in writing, by the Investor Relations Officer not to register the transactions carried out by the Persons Subject to the Policies during the periods of Ordinary Trading Restriction referred to in item 3.3.1.(b), (c) (d) and (e), and the Accredited Stockbrokers must daily inform to the Company, in writing or by electronic means, all transactions with Securities carried out by the Persons Subject to the Policies.

IV. INFRACTIONS AND SANCTIONS

4.1. Any violations to the rules set forth in the Policies verified by the Persons Subject to the Policies must be immediately reported to the Investor Relations Officer.

4.2. Without prejudice of legal sanctions (administrative, civil or criminal), the Committee shall adopt applicable measures, upon non-compliance with the Policies, including, as the case may be, (a) communication to the competent authorities, (b) dismissal of the Persons Subject to the Policies, without prejudice to the other legal applicable measures, and (c) reporting such matter to the Board of Directors, so that additional measures potentially applicable may be adopted.

4.3. Without prejudice of the applicable sanctions, the Persons Subject to the Policies responsible for non-compliance with any provision set forth in the Policies shall reimburse Ultra, fully and without limitation, of all losses resulting from such non-compliance.

V. FINAL PROVISIONS

5.1. The Policies shall be in full force as of the date they are approved by the Board of Directors of the Company for indefinite term. These Policies may only be amended upon resolution by the Board of Directors of the Company, provided that no amendments may be performed during a pending Material Fact to be disclosed to the market.

5.2. After the approval of the Policies by the Board of Directors, the Company must obtain the express adhesion by the Persons Subject to the Policies upon the execution of the Instrument of Adhesion, pursuant to Attachment II.

Draft – February 20, 2015

5.2.1. The Investor Relations Officer shall maintain a file with the name, qualification, position, function or relation to the Company, address, e-mail, Individual Taxpayer Registry (CPF) or Corporate Taxpayer Registry (CNPJ) of the Persons Subject to the Policies, which file must be updated whenever changes occur.

5.2.2. The file referred to in item 5.2.1. must be kept at Company’s headquarters and must be made available to the CVM.

5.3. In case the Persons Subject to the Policies are not subject to them anymore, they should refrain from trading Securities (i) before the public disclosure of Privileged Information related to the business or to the fact initiated during their relationship with Ultra, or (ii) for six (6) months counted as of their removal, whichever occurs first.

5.4. The rules set forth in the Policies:

I – apply both to trading carried out at stock market or over the counter market, organized or not, and to trading carried out without the intermediation by an institution comprising the distribution system; and

II – apply to trading directly or indirectly carried out by the Persons Subject to the Policies, whether such trading occur through a controlled company, or a third party with whom a fiduciary or share or portfolio management agreement is entered into.

Draft – February 20, 2015

ATTACHMENT I – DEFINITIONS

For purposes of the Policies, the following terms shall have the following meaning:

“Controlling Shareholders”: Shareholder or Group of Shareholders holding and exercising control of the Company directly or indirectly, as defined in the Bylaws;

“Managers”: with respect to the Company and its Subsidiaries, the members of the Board of Directors, statutory officers, the members of the Fiscal Council, if any, and the members of any other bodies with technical or advisory functions aventually constituted by statutory provision;

“Stock Market”: BM&FBovespa, NYSE and any other Stock Market or organized over the counter market in which Company’s Securities are admitted for trading, in Brazil or abroad;

“BM&FBovespa”: BM&F BOVESPA S.A.—BOLSA DE VALORES, MERCADORIAS E FUTUROS;

“Committee”: is the Disclosure and Trading Committee, defined in item 1.4.1.;

“Company” or “Ultrapar”: Ultrapar Participações S.A.;

“Accredited Stockbrokers”: stockbrokers especially accredited by the Company for its Securities to be traded by Persons Subject to the Policies;

“Spouse”: the spouses or companion(s);

“CVM”: Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários);

“Dependents”: any dependent included in the annual tax return provided by Persons Subject to the Policies;

“SFS”: the Standard Financial Statements of the Company;

“Investor Relations Officer”: Ultrapar’s Investor Relations Officer;

“Bylaws”: Ultrapar’s bylaws.

“Material Notice”: has the meaning attributed to it in item 1.2.2.;

“Privileged Information”: has the meaning attributed to it in item 1.2.2.;

“Sensitive Information”: has the meaning attributed to it in item 1.2.2.;

“ITR”: Company’s quarterly information;

“Instruction No. 358/02”: means CVM Instruction No. 358, dated January 3, 2002;

“Instruction No. 400/03”: means CVM Instruction No. 400, dated December 29, 2003;

“Instruction No. 476/09”: means CVM Instruction No. 476, dated January 16, 2009;

Draft – February 20, 2015

“NYSE”: the New York Stock Exchange;

“Material Ownership Interest”: direct or indirect interest corresponding to 5% (five percent) or more of shares issued by the Company, as well as the rights attributed to the shares and other Securities issued by the Company;

“Persons Subject to the Policies”: has the meaning attributed to it in item 1.3.;

“Policies”: has the meaning attributed to it in item 1.1.1.;

“Disclosure Policy”: Ultra’s Material Notice Disclosure Policy;

“Trading Policy”: Ultra’s Securities Trading Policy;

“Individual Investment Programs”: the written instrument through which a Person Subject to the Policies undertakes to, voluntarily, irrevocably and irreversibly, invest or divest Securities at pre-established dates or periods, or upon the occurrence of certain conditions which implementation it not under its control, prepared pursuant to the provisions set forth in paragraph 3 of article 15 of Instruction No. 358/02;

“Regulation”: the rules issued by CVM and other regulatory and self-regulatory bodies which the Company is subject to;

“SEC”: the U.S. Securities and Exchange Commission;

“Instrument of Adhesion”: the document to be entered into pursuant to Attachment II;

“Arrangements”: has the meaning attributed to it in item 1.2.2.;

“Ultra”: Ultrapar and its subsidiaries in Brazil and abroad;

“Ultrapar”: Ultrapar Participações S.A.;

“Securities”: all and any securities issued by the Company or related to such Securities;

“Ordinary Trading Restrictions”: has the meaning attributed to it in item 3.3.1.; and

“Extraordinary Trading Restrictions”: has the meaning attributed to it in item 3.3.2.

Draft – February 20, 2015

ATTACHMENT II – INSTRUMENT OF ADHESION

INSTRUMENT OF ADHESION

By this instrument (“Instrument of Adhesion”) [name, qualification and e-mail], undersigned below, as [indicated relation with Ultra], hereby adheres to the MATERIAL NOTICE DISCLOSURE POLICY and the TRADING POLICY OF SECURITIES ISSUED BY ULTRAPAR PARTICIPAÇÕES S.A. (“Policies” and “Company”, respectively), which copies are hereby delivered, and represents:

(i) to be fully aware of all terms set forth in the Policies, and to comply with the rules set forth therein;

(ii) to be aware that Trading Restrictions of securities issued by the Company will be informed, pursuant to the Policies, through the e-mail indicated in this Instrument of Adhesion; and

(iii) to be aware that he/she is responsible for non-compliance with any provision set forth in the Policies, and that he/she shall reimburse, without prejudice to the applicable sanctions, Ultra, as defined in the Policies, fully and without limitation, of all losses arising out of such non-compliance.

..............., ..............., ........., ..........

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information for the Three-Month Period Ended September 30, 2015 Report on Review of Interim Financial Information; 3Q15 Earnings release; Board of Directors Minutes and Material Fact Disclosure Policy And Securities Trading Policy)